Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been confidentially submitted with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

Preliminary and Subject to Completion, Dated September 29, 2022

MasterBrand, Inc.

INFORMATION STATEMENT

Distribution of Common Stock of MasterBrand, Inc.

by

FORTUNE BRANDS HOME & SECURITY, INC.

to

FORTUNE BRANDS HOME & SECURITY, INC. STOCKHOLDERS

Fortune Brands Home & Security, Inc. (“Fortune Brands”) is furnishing this Information Statement to holders of Fortune Brands common stock in connection with the distribution by Fortune Brands of all of the issued and outstanding shares of common stock of MasterBrand, Inc. (“MasterBrand”). As of the date of this Information Statement, Fortune Brands owns all of the outstanding common stock of MasterBrand.

Fortune Brands expects that the distribution will be made on                    , 2022 on a pro rata basis to the holders of record of Fortune Brands common stock as of 5:00 p.m., Central Time, on                    , 2022, which is the record date. If you are a record holder of Fortune Brands common stock at 5:00 p.m., Central Time, on the record date, you will be entitled to receive                shares of MasterBrand common stock for each share of Fortune Brands common stock you hold on that date. No fractional shares of MasterBrand common stock will be distributed in connection with the distribution. Instead, the Distribution Agent (as defined below) will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Fortune Brands stockholder who would otherwise have been entitled to receive a fractional share in the distribution. As discussed under “The Separation,” if you sell your shares of Fortune Brands common stock in the “regular way” market after the close of business on the record date and up to and including the distribution date, you will be selling your right to receive shares of MasterBrand common stock in the distribution. Because MasterBrand shares will only be maintained in book-entry form, you will not receive a stock certificate representing your interest in MasterBrand.

The distribution is expected to be generally tax-free for U.S. federal income tax purposes to Fortune Brands, MasterBrand and Fortune Brands stockholders. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

You will not be required to make any payment for any shares of MasterBrand common stock that you will receive in the distribution, nor will you be required to surrender or exchange your shares of Fortune Brands common stock or take any other action in order to receive shares of MasterBrand common stock in the distribution. No vote or further action of Fortune Brands stockholders is required in connection with the distribution.

We are not asking you for a proxy, and you are requested not to send us a proxy.

There is no current trading market for MasterBrand common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for MasterBrand common stock will develop three trading days prior to the Distribution Date (as defined below), and we expect that “regular way” trading of MasterBrand common stock will begin the first trading day following the Distribution Date. We intend to apply to have MasterBrand common stock authorized for listing on the New York Stock Exchange under the symbol “MBC”.

In reviewing this Information Statement, you should carefully consider the matters described in the section  entitled “Risk Factors” beginning on page 27 of this Information Statement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

Fortune Brands first mailed this Information Statement to its stockholders on or about                    , 2022.

                    , 2022

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NOTE REGARDING CERTAIN DEFINED TERMS

We use the following terms throughout this Information Statement:

Unless the context otherwise requires or with respect to references to our historical or pro forma condensed consolidated financial statements, which are the historical or pro forma condensed consolidated financial statements of MBCI (as defined below), “we,” “us,” “our,” the “Company,” “Cabinets,” the “Cabinets segment” and “MasterBrand” refer to MasterBrand, Inc., and its consolidated subsidiaries, which immediately before the Distribution (as defined below) holds, through its subsidiaries, all of the assets and liabilities of the Cabinets segment of Fortune Brands (as defined below). The Cabinets segment has historically been operated by MasterBrand Cabinets, Inc. (“MBCI”). MasterBrand, Inc. was incorporated as a Delaware corporation in July 2022. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MasterBrand Cabinets LLC (“MBC LLC”).

“Fortune Brands” refers to Fortune Brands Home & Security, Inc. and its consolidated subsidiaries including the Cabinets segment prior to completion of the Separation and Distribution and excluding the Cabinets segment following the completion of the Separation and Distribution.

“Distribution” refers to the distribution of all of the shares of MasterBrand common stock owned by Fortune Brands to stockholders of Fortune Brands as of the Record Date (as defined below).

“Distribution Date” means the date on which the Distribution occurs.

“Record Date” means 5:00 p.m., Central Time, on                    , 2022.

“Separation” refers to the spin-off of the MasterBrand business from Fortune Brands and the creation of an independent, publicly-traded company holding the MasterBrand business. The Separation will be effectuated through a pro rata distribution of shares of MasterBrand common stock to Fortune Brands stockholders as of the Record Date.

FINANCIAL STATEMENT PRESENTATION

This Information Statement includes certain historical consolidated financial statements and other data for MBCI and its subsidiaries. In July 2022, Fortune Brands subscribed to all of the shares of MasterBrand’s common stock upon its formation at a price per share equal to par value. Thereafter, MasterBrand became the parent of MBCI and MBCI was converted into a Delaware limited liability company, MBC LLC. MasterBrand is the registrant under the registration statement of which this Information Statement forms a part and will be the financial reporting entity following the consummation of the Separation.

Our consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. Unless the context otherwise requires, references to years and quarters contained in this Information Statement pertain to our fiscal years and fiscal quarters. Additionally, unless the context otherwise requires, references in this Information Statement to: (1) “2022,” “fiscal 2022” or our “2022 fiscal year” refers to our 2022 fiscal year that is a 52-week period that will end on December 25, 2022; (2) “2021,” “fiscal 2021” or our “2021 fiscal year” refers to our 2021 fiscal year that was a 52-week period that ended on December 26, 2021; (3) “2020,” “fiscal 2020” or our “2020 fiscal year” refers to our 2020 fiscal year that was a 52-week period that ended on December 27, 2020; and (4) “2019,” “fiscal 2019” or our “2019 fiscal year” refers to our 2019 fiscal year that was a 52-week period that ended on December 29, 2019. Furthermore, unless the context otherwise requires, reference in this Information Statement to: (1) “the first half of 2022” refers to the twenty-six weeks ended June 26, 2022, the first half of our 2022 fiscal year; and (2) “the first half of 2021” refers to the twenty-six weeks ended June 27, 2021, the first half of our 2021 fiscal year.

ii

INDUSTRY AND MARKET DATA

This Information Statement contains estimates regarding market and industry data that were obtained from internal Company estimates as well as third-party sources, such as market research, consultant surveys, publicly available information and industry publications and surveys. We believe the information provided or made available by these third-party sources is generally reliable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey, interpretation or presentation of market data. As a result, you should be aware that market data set forth herein, and estimates and beliefs based on that data presented herein, may not be reliable. Unless identified as a third-party source, market data is based on internal company estimates and data. Similarly, internal company estimates, which we believe to be reliable, are based upon management’s knowledge of the industry as of the date of those estimates and have not been verified by any independent sources. Accordingly, we cannot guarantee the accuracy or completeness of any such information, and you should not place undue reliance on that information.

iii

SUMMARY

This summary highlights selected information contained elsewhere in this Information Statement and provides an overview of our Company, our Separation from Fortune Brands and the Distribution of our common stock by Fortune Brands to its stockholders, the means by which the Separation will be effected. For a more complete understanding of our business and the Separation and Distribution, you should read the entire Information Statement carefully, particularly the discussions set forth under “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” our audited consolidated financial statements and accompanying notes included elsewhere in this Information Statement, and our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

Our Story

We are the largest residential cabinet manufacturer in North America. Our strong culture of continuous improvement, portfolio strength and our leading customer network drives our operational excellence and long-term value creation opportunities.

✓	Long-standing relationships across a national network of 4,000+ dealers supported by strong service and unique multi-branded go-to-market proposition.

✓	Manufacturing scale, global supply chain, and operational agility to pivot with market demand.

✓	Clear path to value creation and growth through lean operational transformation, pricing excellence, new product introductions and emerging channels.

Founded nearly 70 years ago, we are the largest manufacturer of residential cabinets in North America, based on 2021 net sales. Our superior product quality, innovative design and service excellence drives a compelling value proposition. We have insight into the fashion and features consumers desire, which we use to tailor our product lines across price points. Our volume leadership allows us to achieve an advantaged cost structure and service platform by standardizing product platforms and components to the greatest extent possible—resulting in an improved facility footprint and an efficient supply chain. Further, our decades of experience have informed how we use global geographies to optimize procurement and manufacturing costs. Finally, with the most extensive dealer network throughout the United States and Canada, we have an advantaged distribution model that cannot be easily replicated. We expect to further extend our competitive advantages by using technology and data to enhance the consumer’s experience from visualization to ordering to delivery and installation.

We believe our exceptional transformation over the last few years is only beginning to unlock the potential value of our unique combination of scale, operational agility, data-first operating model and strong continuous improvement culture. We will continue to distinguish this advantaged platform by capitalizing on the powerful demographic trends that we expect will drive repair & remodel (“R&R”) and new construction growth for years to come. We believe the combination of our leading market position and size, strategic vision, strong partnerships and commitment to continuous improvement will drive our future growth.

On April 28, 2022, Fortune Brands announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company. The Cabinets segment has historically been operated by MBCI. We were incorporated as a Delaware corporation in July 2022. We are a wholly-owned subsidiary of Fortune Brands that immediately before the Distribution holds, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Cabinets segment. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MBC LLC. After the Distribution, we will be an independent, publicly-traded company.

Channels

Our products are sold throughout the United States and Canada to the remodeling and new construction markets through three primary channels: dealers, retailers and builders.

1.

Dealers: We have built the industry’s largest and strongest network, with well-established relationships with over 4,000 cabinet dealers across the United States and Canada, many of whom we have worked with for decades. Our dealers cover a wide portion of the market, with some specializing in R&R, while others provide regional service to a variety of new construction home builders. Our extensive dealer network allows us to have exceptional market reach and the ability to target key growth areas.

2.	Retailers: We serve the top retailers in North America and have developed strong and lasting partnerships with them as a result of our category management and commitment to best-in-class execution.

3.	Builders: We strategically partner with the industry’s best and most profitable builders for single-family and multi-family construction.

In addition, we are actively growing our presence in the emerging cabinets e-commerce channel, including through our channel partners’ on-line presence, and are actively partnering with leading players to develop continuing opportunities to penetrate and innovate in this exciting category.

Products

We offer a comprehensive portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. Our products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. Our unique product portfolio allows homeowners to create the living spaces of their dreams, tailored to their price point and personalized for their individual style. While our product offerings may overlap in different categories, they generally follow the following characteristics: stock products provide consumers with a strong value proposition at entry level pricing, and these products benefit from low design complexity, standardized components and shorter lead times, while also offering exceptional quality and reliability; semi-custom products offer more styles and features than stock cabinets, allowing consumers to create a more personalized space at a lower price point compared to premium products; and finally premium products enable consumers to achieve their dream home by designing highly customized cabinets to meet their exact specifications—if they can dream it, we can make it.

Our Culture and Vision

We believe our strong culture differentiates us. The MasterBrand Way is our cultural foundation and drives our recent and ongoing transformation. Guided by foundational lean tools and process improvement principles of the MasterBrand Way, our associates across all our locations and at all levels work together under consistent lexicon and frameworks to effectively develop cross-functional solutions. To various degrees and in various forms, the implementation of the MasterBrand Way has resulted in process improvements across our locations. This has allowed us to become more efficient, reduce costs and improve our margin profile during the currently challenging global operating environment.

Our Transformation

Our management team has decades of experience driving operational improvement, innovation, and growth. Since 2019 our management team, led by Dave Banyard, who will serve as our Chief Executive Officer, has been executing a purpose-driven strategic transformation of the business to create a more resilient and efficient operating platform, allowing us to remain agile irrespective of external market conditions. We have made strong progress toward achieving our operational initiatives and performance objectives, and we believe significant opportunity remains as we continue to execute our strategic transformation. Some of our notable initiatives launched since 2019 include:

•

We have focused on strategically sizing, structuring and investing in our footprint to meet our customers’ delivery requirements and regional product demands, while minimizing transportation costs. For example, our recently opened facility in Jackson, Georgia optimally positions us to serve the retailer and value price point cabinetry markets in the high-growth area of the Southeast United States. This state-of-the-art facility enabled us to reduce our reliance on third party logistic providers while optimizing flow and flexibility in the plant. Using lean tools, we ramped this facility up to full capacity within four months of commencing operations.

•

We have implemented well-established tools, including process improvement tools recognized in our industry, to simplify our product portfolio and reduce complexity. This has allowed us to focus our commercial efforts on serving those markets and customers that we believe have the most attractive growth profiles. For example, our MANTRA brand sales grew at a 140% compounded annual growth rate (“CAGR”) from 2019 to 2021. We identified a specific market need, and then deployed our agile supply chain, efficient operations and broad channel coverage to deliver a product that offered the value and style that the consumer was looking for, all while maintaining the quality standards for which we are known.

•

We seek to instill a lean culture across all aspects of our business, resulting in industry-leading employee safety levels, product quality improvements and incremental manufacturing capacity. For example, we recently used these tools to identify the most popular door styles and finishes, allowing us to significantly streamline the number of door styles and standard finishes offered in many of our products, while not sacrificing the flexibility or customization our customers desire.

•

We also use lean tools to standardize production and scale our internal manufacturing capability to increase our efficiency and reduce unit costs. For example, we recently made improvements in one of our facilities which significantly reduced the labor required to produce the same volume of cabinets. In another case, we staffed a factory expansion exclusively with existing associates, foregoing the need to hire and reducing the labor content of the product.

Our commitment to the MasterBrand Way represents a commitment to our journey of continuous improvement and an acknowledgment that we can do better every day. While we continue to further optimize our platform, in 2021 alone we generated approximately $20 million in continuous improvement savings measured by direct and indirect cost reduction per unit through our initiatives versus 2020. We will continue driving our transformation to further simplify and standardize our business, and enhance our value proposition and customer experience through the use of data.

Our Results

Our ongoing strategic transformation has improved our manufacturing capacity and operational agility, allowing us to shift our production to service continuously evolving consumer trends and meet regional demands, even in the face of unprecedented disruptions and challenges. As a result, we have delivered above-market growth and increased market share while simultaneously simplifying the business and strengthening our culture of continuous improvement. Net sales increased from $2.4 billion in 2019, to $2.5 billion in 2020 and to $2.9 billion in 2021, a CAGR of approximately 9% from 2019 to 2021, and we maintained our margins despite the significant supply chain and inflationary pressures. We have outperformed our market peers by approximately 210 basis points in terms of net sales growth over the twelve months ended April 30, 2022 compared to the twelve months ended April 30, 2021 according to published data from the Kitchen Cabinet Manufacturers Association (“KCMA”). We believe we have significant opportunities to further expand our margins as we continue to execute our strategic growth initiatives.

Our Industry

Housing Market

We expect continued, long-term expansion of housing and building products within both R&R and new construction. Several factors support long-term housing market strength, including the structural under-supply of new homes, aging housing stock, shifting demographics, and evolving consumer preferences. Given these factors, we expect the long-term expansion of housing and building products to continue, irrespective of short-term challenges. According to a 2021 study by FreddieMac, U.S. housing stock remains over three million homes underbuilt, and inventory continues to turn over rapidly. While rising interest rates may lead to a brief pause in activity while expectations are recalibrated, there are simply not enough homes to support pent-up demand. Additionally, R&R has been supported by tremendous home equity wealth, which hit a record high in 2022, according to a June 2022 report by the Federal Reserve. We believe these conditions will drive strong, long-term growth tailwinds for our market and that we are exceptionally well-positioned to capture potential upside in our markets, while also being able to navigate any short-term headwinds.

The U.S. has enjoyed long-term, sustained R&R growth; we estimate that U.S. R&R sales increased at a CAGR of 7% from 2018 to 2021. This growth is driven by aging U.S. housing stock, which has precipitated homeowners to upgrade outdated home spaces. In 2019, the median age of U.S. housing stock was approximately 40 years old according to the National Association of Home Builders, and homes built during the mid-2000’s housing boom are now becoming outdated, driving increased and sustained remodel volume.

According to the U.S. Census Bureau, U.S. new construction starts grew at a 9% CAGR from 2018 to 2021. This investment in new housing stock is to meet the U.S. single-family housing deficit and continuing low inventory levels of existing homes according to the National Association of Realtors.

Source: National Association of Home Builders (June 3, 2021)

Source: Fortune Brands internal estimates; reflects housing supply (single-family, multi-family, mobile completions) vs. demand (household formation and vacation/2nd homes, plus net depletions).

Cabinets Market

The kitchen plays an increasingly important role as the heart of the household and main entertainment center. According to a June 2021 study published by Houzz, investment on major remodels of large kitchens jumped 14% to $40,000 in 2020 from $35,000 in 2019. Kitchens have evolved from cooking spaces to living spaces, with families spending more time in the kitchen. Consumers want their kitchens to be a large, aesthetically beautiful, multifunctional space, with features like expandable seating and storage that enable the household to work, study and entertain.

According to IBISWorld, the U.S. cabinet and vanity manufacturing market is estimated to have annual revenues of $18.4 billion in 2022. The two primary drivers of growth in the residential cabinets market are R&R and new construction, which accounted for 68% and 32%, respectively, of total U.S. residential cabinets sales according to our internal estimates.

The following charts reflect the percentage of net sales by channel in 2021 and R&R versus new construction in 2021 for the overall U.S. cabinet industry.

Cabinet Industry Channel and Market Split

Source: Fortune Brands internal estimates.

We believe our position as the largest residential cabinet manufacturer in North America offers us significant competitive advantages to capture this expected growth. We benefit from economies of scale, including a comprehensive global supply network, sophisticated shipping and logistics platforms, and tailored channel management strategies. Our size and cross-channel relationships allow us real-time insights into suppliers, manufacturing efficiencies, channel partners, consumer trends and market dynamics.

The U.S. and Canadian cabinet market comprises both a handful of large cabinet manufacturers, as well many smaller regional manufacturers and local cabinet craftspeople. In addition, over the past 10 years, the industry has experienced increased competition from low-cost imports. We have been able to effectively respond to these imports through our transformation efforts, our focus on value-priced cabinets, and our investments in low-cost country manufacturing and sourcing.

Our Unique Strengths

We are the industry leader, driving strategic transformation to consistently deliver top-tier performance.

We are the largest manufacturer of residential kitchen and bath cabinetry in North America with a proven track record of strong financial performance. Our leadership is driven by our product breadth, extensive distribution network, flexible manufacturing and superior customer service capabilities. Through our multi-product portfolio and innovation leadership, we provide our channels and customers with products that incorporate the latest style and design trends across the pricing continuum. Our flexible and agile supply chain, optimized manufacturing network and superior transportation capabilities ensure that we can deliver our products on-time and in the quantities demanded by our customers. Our scaled platform and industry-leading customer service position us as a preferred partner by national dealers, retailers and builders throughout North America, and we are growing our e-commerce presence. We have leveraged these capabilities to develop meaningful partnerships within each channel and expect that our leadership position will allow us to continue to drive enhanced growth and profitability. Our business primarily relies on U.S. and Canadian home improvement, R&R and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market. Moreover, because the barriers to entry in the cabinetry business are relatively low, we may be challenged to maintain our leading market share due to lower cost manufacturers taking share in a more cost-aware environment. For more information, see “Risk Factors—Risks Related to Our Business—Risks Related to Our Industry” in this Information Statement.

We have the most extensive dealer network, complemented by deep retailer and home-builder relationships, supporting full channel coverage.

We have long-established relationships with our customers throughout our end markets. We have built the industry’s largest and strongest network of cabinetry dealers, with over 4,000 dealer partners in the United States and Canada and have been a trusted partner to the most important retail customers for many decades. Our long-standing relationships are built on our commitment to the 4 Basics of the MasterBrand Way: safe and clean workplace, quality at or above expectations, complete and on-time delivery, and fashionable products at a fair price. Our dealer customers value our wide product selection, our tailored incentive programs and our customer support that enable them to meet a wide range of consumer needs. In addition, we offer a unique, unified sales and incentive program structure, making us the supplier of choice for the top dealers. Our retail customers value our differentiated category management expertise, comprehensive marketing programs, shorter lead times and lower transportation costs. Through our extensive coverage and longstanding partnerships with many of the largest and fastest growing dealers, retailers and builders, as well as our developing relationships with the major players in the e-commerce sector, including with our existing customers, we believe we are well-positioned to capture above market growth in each channel.

We have the global supply chain, manufacturing scale and operational agility to respond to any market conditions.

Our global supply chain and scalable manufacturing network enhance the flexibility and resilience of our business. In connection with our transformation over the past three years, we have made substantial investments in new facilities, more efficient equipment and system upgrades and improvements in our supply chain to improve material availability and reduce procurement costs. We are in the process of transforming our production platform to standardize product lines, scale our internal component manufacturing capability and increase capacity utilization. Finally, we have institutionalized our lean manufacturing capabilities to reduce waste, unlock additional capacity and increase labor productivity. Through a combination of plant reconfigurations, data utilization, equipment modernization and the opening of new facilities, including in Mexico, we have increased our manufacturing network’s capacity, agility and flexibility. More recently, we, like everyone in our industry, have been impacted by sustained levels of higher inflation, supply chain and transportation disruptions, as well as labor availability and high labor costs. However, we believe that our scale, organizational excellence and management expertise give us a competitive advantage over other manufacturers in our industry.

We have multiple levers for future value creation.

We believe we have significant opportunities for future value creation. First, we focus our efforts towards markets and customers throughout the industry with the most attractive growth profiles, leveraging our extensive channel breadth and supported by our product development, flexible supply chain strategy and operational agility. Next, as part of our continuing transformation, we will continue to employ the MasterBrand Way to drive simplification, waste reduction, and quality improvement, all of which have the potential to deliver higher margins and capital efficiency. Finally, we are continuing to use sophisticated data-first strategies to penetrate the emerging e-commerce category, further standardize and streamline processes and improve the customer and consumer experiences.

Industry leading environmental, social, and governance (“ESG”) is a key part of our strategy.

We have a culture of doing the right thing for our people and the planet. We consider ourselves a leader in sustainable wood sourcing practices; 80% of our hard wood spend in 2021 was derived from supply that originated in the United States and Canada, we have comprehensive wood auditing practices, and give preference to our suppliers who participate in sustainability programs. We believe there are opportunities to demonstrate our commitment to sustainability through our best-in-class, ethical sourcing of wood products. Wood is an important natural resource, noted for its carbon sequestering abilities and, if sourced properly, it is an infinitely renewable resource. We are also a leader in employee safety. In 2021, we had an injury incident rate that was less than a third of the industry benchmark. We are also committed to an inclusive workplace where people are valued and respected with comprehensive health and benefit packages, numerous active employee resource groups and targeted Diversity, Equity and Inclusion (“DEI”) training to all people managers.

We have a proven management team driving ongoing strategic transformation.

We are led by a team of diverse and experienced executives from world-class organizations with a track record of driving manufacturing efficiency, growth strategies, product innovation, and profitable growth. Dave Banyard, who will serve as our Chief Executive Officer, is a proven leader with a history of success in leading global organizations and executing successful business transformations. Prior to joining our Company in 2019, Mr. Banyard held executive management roles with Roper Technologies and Danaher Corporation and was most recently CEO and on the Board of Directors of Myers Industries, Inc. (NYSE: MYE).

Our management team includes an advantaged mix of cabinet industry veterans and experienced leaders from outside the cabinet industry. We believe this unique combination offers an ideal balance of industry insight and knowledge, together with the benefits of an outside perspective, allowing for the best potential opportunities for transformative, sustainable growth.

Our Growth Strategy

We seek to achieve exceptional financial performance and growth through the disciplined execution of a transformative strategy.

•	Deploy the MasterBrand Way to improve efficiency and drive simplification and scale across a unified and agile manufacturing network.

We believe we have ongoing opportunities to improve our operational performance and further differentiate ourselves by simplifying our product portfolio. We are transforming our business by deploying the MasterBrand Way to drive a culture of continuous improvement throughout the business. We expect that improving the efficiency of operations will drive improvements in our cost basis and increase operational resiliency. Further, we are simplifying our product lines to create a more unified manufacturing and supply chain network. In addition to leveraging scale across our network, we believe these initiatives will reduce our lead times, allow for more rapid reaction to changing customer needs and preferences and increase our ability to respond to any future disruptions. With the continued implementation of this strategy, our goal is to significantly improve profitability through lower overhead costs, by reducing input costs, increasing quality and efficiency, and eliminating waste. In connection with the Separation, we plan to incur indebtedness, and we expect to incur additional indebtedness in the future to manage our capital structure and drive our growth over the long term.

•	Relentlessly focus on profitable organic sales growth and pricing excellence.

Continuous product innovation is core to our culture and strategy. Over the past several years, we have launched new products and styles to address evolving customer and consumer needs, while also focusing on simplifying our business. We have responded to changing consumer preferences and price consciousness through our successful lower-price point lines like MANTRA, and we plan to continue to address consumer desire for fashionable, value-priced cabinets.

In addition, we believe there is ongoing potential in the e-commerce channel for cabinets and vanities. We believe there is opportunity for us to expand in this channel, through known large e-commerce players, our existing retailers’ websites, digital native specialized e-tailors or direct-to-consumer opportunities. As a result of our scale, our streamlined product offerings and our existing relationships, we believe we are uniquely positioned to win in the e-commerce space, and we plan to be the market leader in this high-potential channel.

Finally, we have developed agile pricing strategies across our business, which we believe differentiates us. Our deep industry knowledge and data analysis capabilities allow us to successfully navigate cost challenges through strategic and thoughtful pricing actions, and we believe we have the tools and abilities to continue to do so in the future.

•	Become the leader in the customer and consumer journey by providing a differentiated consumer experience.

The consumer journey in residential kitchen and bath cabinets is evolving as new technologies become available to both consumers and manufacturers. Beyond a transactional process, the consumer journey is increasingly relationship-based, starting from the initial contact or touchpoint, continuing through the buying cycle and finishing at the end of installation. Customers prefer partners that can support them through this evolving landscape, and consumers are demanding a transformation of the buying process. We are utilizing data-first strategies like net promoter scores and web analytics to unlock insights into customer and consumer trends and to drive improvements in the consumer experience. We believe we can further differentiate ourselves as the leader in this space by continuing to invest in digital tools and sophisticated data analytics capabilities that will improve the overall experience, speed to market and access to information, allowing us to serve consumers’ evolving needs and capture additional sales growth.

•	Execute strategic acquisitions that broaden our platform and capitalize on our proven strengths.

Our Company was built through strategic, well-executed acquisitions, and we have proven to be a highly effective consolidation platform. We believe we will have opportunities to drive future value creation opportunities through thoughtful and strategic acquisitions. We regularly monitor the landscape for attractive opportunities that could allow us to leverage our operations and strong customer relationships, expand our portfolio of products and expand into new categories and geographies. We expect to drive long-term stockholder value by executing any strategic acquisitions by utilizing a disciplined process to identify, evaluate, execute and integrate acquired businesses.

Company Information

We were incorporated as a Delaware corporation in July 2022. Our principal executive offices are located at                    , and our telephone number is                    . Our website is www.masterbrandinc.com. The information and other content contained in, or accessible through, our website are not part of, and are not incorporated into, this information statement, and investors should not rely on any such information in deciding whether to invest in our common stock.

The Separation

On April 28, 2022, Fortune Brands announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company. The Separation will occur through a Distribution of all of the shares of our common stock owned by Fortune Brands to Fortune Brands stockholders. Following the Distribution, Fortune Brands stockholders will own 100% of the shares of our common stock.

Fortune Brands believes that separating its Cabinets segment in current market conditions into a standalone publicly-traded company will significantly enhance the long-term growth and return prospects of Fortune Brands and our Company and offer substantially greater long-term value to stockholders, customers and employees of each company. Moreover, separating the Cabinets segment into an independent, standalone company with publicly traded stock will enable Fortune Brands to migrate those members of its stockholder base which are more aligned with the risk profile and market trends specific to the basic building products industry. In addition, the Separation will provide Fortune Brands and our Company with a number of benefits, including:

•

Strategic and Management Focus: The Separation will enable the management teams of Fortune Brands and our Company to better focus on strengthening their respective market-leading businesses and pursue distinct and targeted opportunities for long-term growth, profitability, and value creation. Like many of its competitors and peers, our Company believes that it will be more effective in managing its capital structure with credit tied more specifically to its industry and business performance and achieving greater margin expansion by focusing on its operational effectiveness specific to basic building products. A dedicated management team and board of directors for each company will streamline operational and strategic decision-making, and ensure management incentives are optimized and aligned with their respective strategic priorities and financial objectives in line with its distinct industry.

•

Resource Allocation and Capital Deployment: The Separation will provide an opportunity for Fortune Brands and our Company to implement tailored capital structures tied specifically to its industry and business that provide greater financial and operational flexibility and increased agility. Each company will be better positioned to more effectively allocate resources to address their unique operating needs relating to their distinct manufacturing and marketing requirements that are specific to their respective markets, invest in distinct strategic priorities that will maximize long-term potential, and manage capital return strategies.

•

Distinct Investment Opportunities and Investor Choice: The Separation will create two compelling investment opportunities for investors based on their unique operating models and financial profiles. It will also provide investors with enhanced insight into each company’s distinct value drivers and will allow for more targeted investment decisions.

Questions and Answers about the Separation

The following is only a summary of the terms of the Separation. You should read the section entitled “The Separation” in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Separation?

A:

The Separation is the tax free spin-off of the Cabinets segment from Fortune Brands for U.S. Federal income tax purposes. Once the Separation is complete, MasterBrand will be an independent, publicly-traded company. Fortune Brands will continue as an independent, publicly-traded company focused on its Home, Security and Building products categories.

Q:	What is the Distribution?

A:

The Distribution is the method by which Fortune Brands will effectuate the Separation. In the Distribution, Fortune Brands will distribute all of the shares of MasterBrand common stock that it owns to its stockholders. Following the Distribution, we will be an independent, publicly-traded company, and Fortune Brands will not retain any ownership interest in MasterBrand. The number of shares of Fortune Brands common stock you own will not change as a result of the Distribution.

Q:	Why is Fortune Brands separating MasterBrand from Fortune Brands?

A:

Fortune Brands’ Board of Directors and management believe the Separation will provide the benefits set forth under the caption “The Separation—Reasons for the Separation” in this Information Statement.

Q:	Why am I receiving this document?

A:

Fortune Brands is delivering this document to you because you are a Fortune Brands stockholder and as such you will be entitled to receive a dividend of                shares of MasterBrand common stock for each share of Fortune Brands common stock you hold on the Record Date. This document is intended to describe the Separation and Distribution and help you understand how the Separation and Distribution will affect your post-separation ownership in Fortune Brands and MasterBrand.

Q:	Why is the Separation of the two companies structured as a Distribution?

A:

Fortune Brands believes that a U.S. tax-free Distribution of our shares is the most efficient way to separate MasterBrand in a manner that is intended to enhance long-term value for Fortune Brands stockholders.

Q:	What will I receive in the Distribution?

A:

As a holder of Fortune Brands common stock, you will be entitled to receive a dividend of                shares of MasterBrand common stock for each share of Fortune Brands common stock that you hold on the Record Date. If you sell your shares of Fortune Brands common stock in the “regular way” market after the close of business on the Record Date and up to and including the Distribution Date, you will be selling your right to receive shares of MasterBrand common stock in the Distribution. See “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement for more detail. Your proportionate interest in Fortune Brands will not change as a result of the Distribution. Each share of MasterBrand common stock will be entitled to vote, like holders in Fortune Brands common stock, on certain matters that require stockholder approval at annual and special stockholder meetings. There are no material differences in the voting rights that you will have as a MasterBrand common stockholder than you currently have as a Fortune Brands common stockholder. A description of the rights of MasterBrand common stockholders are set forth under “Description of Capital Stock—Common Stock” and “—Certain Provisions of Delaware Law, Our Charter and Our Bylaws.” For a more detailed description, see the section entitled “The Separation” in this Information Statement.

Q:	What is the record date for the Distribution, and when will the Distribution occur?

A:

The record date for the Distribution (the “Record Date”) is 5:00 p.m., Central Time, on                , 2022. We expect that Equiniti Trust Company (the “Distribution Agent”) will act as distribution agent and will distribute to Fortune Brands stockholders the shares of MasterBrand common stock on                , 2022, which we refer to as the Distribution Date.

Q:	What will be distributed in the Distribution?

A:

Approximately                shares of MasterBrand common stock will be distributed in the Distribution, based on the number of shares of Fortune Brands common stock outstanding as of                , 2022. The actual number of shares of MasterBrand common stock to be distributed will be calculated on the Record Date. The shares of MasterBrand common stock to be distributed by Fortune Brands will constitute all of the shares of MasterBrand common stock issued and outstanding immediately prior to the Distribution.

Q:	What are the conditions to the Distribution?

A:

The Distribution is subject to a number of conditions, including, among others, (1) the Board of Directors of Fortune Brands authorizing and approving the Distribution, (2) the receipt of an opinion of counsel confirming the tax-free status of the Distribution for U.S. federal income tax purposes and (3) the SEC declaring effective the registration statement of which this Information Statement forms a part. Fortune Brands and MasterBrand cannot assure you that any or all of these conditions and the additional conditions specified under “The Separation—Conditions to the Distribution” will be met, or that the Distribution and the related transactions will be consummated even if all of the conditions are met. Even if all of the conditions have been satisfied, the Board of Directors of Fortune Brands may terminate and abandon the Distribution and the related transactions at any time prior to the Distribution. The Board of Directors of Fortune Brands may choose to waive conditions, including the condition requiring the receipt of an opinion of counsel confirming the tax-free status of the Distribution for U.S. federal income tax purposes to consummate the Distribution. If the Distribution is not qualified to be tax-free, you may have adverse U.S. federal tax consequences with respect to your receipt of MasterBrand common stock and your gain or loss may be recognized, or be includible in your income, for U.S. federal income tax purposes. See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” and “Risk Factors—Risks Related to the Separation and Distribution” in this Information Statement for more information regarding the potential tax consequences to you of the Distribution. For a more detailed description of the conditions to the Distribution, see “The Separation—Conditions to the Distribution” in this Information Statement.

Q:	Can Fortune Brands decide to cancel the Distribution even if all of the conditions have been satisfied?

A:

Yes. The Board of Directors of Fortune Brands may, in its sole discretion and at any time prior to the Distribution, terminate the Distribution, even if all of the conditions to the Distribution have been satisfied. For a more detailed description, see “The Separation—Conditions to the Distribution” in this Information Statement.

Q:	What do I have to do to participate in the Distribution?

A:

No action is required on your part, but we urge you to read this document carefully. Stockholders who hold Fortune Brands common stock as of the Record Date will not be required to pay any cash or deliver any other consideration, including any shares of Fortune Brands common stock, to be entitled to receive the shares of MasterBrand common stock distributable to them in the Distribution. In addition, stockholder approval of the Distribution is not required or being sought. We are not asking you for a vote and are not requesting that you send a proxy card.

Q:	How will Fortune Brands distribute shares of MasterBrand common stock?

A:

If you are a registered stockholder (meaning you own your stock directly through an account with Fortune Brands’ transfer agent, Equiniti Trust Company (“Equiniti Trust Company” or the “Transfer Agent”)), Equiniti Trust Company will mail you a book-entry account statement that reflects the number of shares of MasterBrand common stock you own. If you own your Fortune Brands shares beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the MasterBrand shares you receive in the Distribution. We will not issue physical certificates, even if requested. For a more detailed description, see “The Separation—When and How You Will Receive MasterBrand Shares” in this Information Statement.

Q:	If I sell my shares of Fortune Brands common stock on or before the Distribution Date, will I still be entitled to receive shares of MasterBrand common stock in the Distribution?

A:

If you sell your shares of Fortune Brands common stock on or prior to the Distribution Date, you may also be selling your right to receive shares of MasterBrand common stock. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Fortune Brands common stock prior to or on the Distribution Date.

Q:	How will fractional shares be treated in the Distribution?

A:

No fractional shares of MasterBrand common stock will be distributed in connection with the Distribution. Instead, the Distribution Agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Fortune Brands stockholder who would otherwise have been entitled to receive a fractional share in the Distribution. For a more detailed description, see “The Separation—Number of Shares You Will Receive” in this Information Statement.

Q:	Who will serve on MasterBrand’s Board of Directors?

A:

The individuals which we expect to serve on MasterBrand’s Board of Directors at the time of the Separation are identified in “Management—Our Board of Directors Following the Separation” in this Information Statement.

Q:	Who will manage MasterBrand following the Separation?

A:	The individuals we expect to serve as members of our management team are identified and discussed in “Management—Executive Officers Following the Separation” in this Information Statement.

Q:	What are the U.S. federal income tax consequences of the Distribution to U.S. stockholders?

A:

Fortune Brands is seeking a private letter ruling from the Internal Revenue Service (the “IRS” and the “IRS Ruling”) and expects to receive an opinion of its counsel, Sidley Austin, LLP, substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free under Section 355 of the U.S. Internal Revenue Code of 1986 (the “Code”). The IRS Ruling, if issued, and the opinion will rely on certain facts and assumptions, and certain representations from us and Fortune Brands regarding the past and future conduct of our respective businesses and other matters. No assurance can be given that Fortune Brands will receive the IRS Ruling and it is not a condition to the Distribution.

Assuming that the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by, or be includible in the income of, Fortune Brands stockholders upon the receipt of our common stock pursuant to the Distribution. However, Fortune Brands stockholders that are subject to U.S. federal income tax will recognize gain or loss with respect to any cash received in lieu of any fractional shares.

See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” and “Risk Factors—Risks Related to the Separation and Distribution” in this Information Statement for more information regarding the potential tax consequences to you of the Distribution.

Each Fortune Brands stockholder is urged to consult its tax advisor as to the specific tax consequences of the Distribution to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will the Distribution affect my tax basis in Fortune Brands common stock?

A:

Assuming that the Distribution is tax-free for U.S. federal income tax purposes to Fortune Brands stockholders (except with respect to cash received in lieu of fractional shares), your tax basis in Fortune Brands common stock held by you immediately prior to the Distribution will be adjusted to be allocated between your Fortune Brands common stock and the MasterBrand common stock that you will receive in the Distribution in proportion to the relative fair market values of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” in this Information Statement for a more detailed description of the effects of the Distribution on your tax basis in Fortune Brands common stock and MasterBrand common stock.

Q:	What if I want to sell my shares of Fortune Brands common stock or my shares of MasterBrand common stock?

A:

Neither Fortune Brands nor MasterBrand can make any recommendations on the purchase, retention or sale of shares. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you decide to sell any shares of Fortune Brands common stock after the Record Date, but before the Distribution Date, you should make sure your broker, bank or other nominee understands whether you want to sell your Fortune Brands common stock, the MasterBrand common stock you will be entitled to receive in the Distribution or both. If you sell your Fortune Brands common stock prior to the Record Date or sell your entitlement to receive shares of MasterBrand common stock in the Distribution on or prior to the Distribution Date, you will not receive any shares of MasterBrand common stock in the Distribution. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement.

Q:	Will MasterBrand incur any debt prior to or at the time of the Distribution?

A:

Yes. We expect to have $            million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more third-party financing arrangements (the “Financing Arrangements”), the proceeds of which we intend to use to make a cash dividend payment in an amount equal to $            million to Fortune Brands (the “Fortune Brands Cash Payment”) and to pay related fees and expenses. See “The Separation—Incurrence of Debt” and “Description of Certain Indebtedness.” We may also incur additional indebtedness in the future. Fortune Brands intends to use the Fortune Brands Cash Payment for general corporate purposes, which may include, among other things, investing in capacity expansion or capability improvements, repaying historical debt, making strategic acquisitions and making distributions with respect to, or repurchases of, Fortune Brands common stock.

Following the Separation, our debt obligations, including the Financing Arrangements, could adversely affect our business and profitability and our ability to meet our other obligations. In addition, our indebtedness may limit our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock. See “Risk Factors—Risks Related to Our Operations—We intend to incur, and may in the future incur, additional debt obligations that could adversely affect our business and profitability and our ability to meet our other obligations.”

Q:	Are there risks associated with owning shares of MasterBrand common stock?

A:

Yes. Our business is subject to both general and specific business risks relating to our operations. Our business is also subject to risks relating to the Separation, and, following the Distribution, we will be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement.

Q:	Will the number of Fortune Brands shares I own change as a result of the Distribution?

A:	No, the number of shares of Fortune Brands common stock you own will not change as a result of the Distribution.

Q:	What will happen to the listing of Fortune Brands common stock?

A:	After the Distribution, it is anticipated that Fortune Brands common stock will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “FBHS”.

Q:	Does MasterBrand intend to pay cash dividends?

A:

We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends, although we may do so in the future. The declaration and amount of future dividends will be determined from time to time by our Board of Directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. For a more detailed description, see “The Separation—Dividends” in this Information Statement.

Q:	Will MasterBrand common stock trade on a stock market?

A:

Currently, there is no public market for our common stock. Subject to the consummation of the Distribution, we intend to apply to have our common stock authorized for listing on the NYSE under the symbol “MBC”. We cannot predict the trading prices for our common stock when such trading begins. We anticipate that trading in shares of MasterBrand common stock will begin on a when-issued basis three trading days prior to the Distribution Date and will continue up to and including the Distribution Date. The term “when-issued” means that shares can be traded prior to the time shares are actually available or issued. On the Distribution Date, any when-issued trading in respect of our common stock will end, and regular way trading in shares of our common stock will begin on the first trading day following the Distribution Date. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the second full business day following the date of the transaction.

If trading begins on a when-issued basis, you may purchase or sell MasterBrand common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. For more information regarding regular way trading and when-issued trading, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement.

Q:	What will happen to Fortune Brands outstanding stock options, restricted stock units and performance share awards previously granted to employees in connection with the Separation?

A:	We expect the treatment of Fortune Brands equity awards to depend on the status of the holder, as follows:

Stock Options. We expect that stock options to purchase shares of Fortune Brands common stock (“Fortune Brands options”) that are outstanding as of the close of business on the Distribution Date and held by any individual who is employed by or providing services to MasterBrand (and in the case of a non-employee service provider, not providing services to Fortune Brands) immediately following the Separation, regardless of such individual’s employer or the entity to which such individual provided services immediately prior to the Separation (each, a “MasterBrand Holder”), will be converted into options to purchase shares of MasterBrand common stock (“MasterBrand options”), without any substantial changes to the original terms and conditions of the Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation and to reflect their continuing employment or service with MasterBrand. We do not expect that any changes will be made with respect to Fortune Brands options held by any individual who is not a MasterBrand Holder (each individual who holds a Fortune Brands equity award immediately following the Separation and who is not a MasterBrand Holder immediately following the Separation, a “Fortune Brands Holder”) other than appropriate adjustments to preserve their intrinsic value following the Separation.

Restricted Stock Units. We expect that Fortune Brands restricted stock units (“Fortune Brands RSUs”) that are outstanding as of the close of business on the Distribution Date and held by MasterBrand Holders at such time will convert into MasterBrand restricted stock units (“MasterBrand RSUs”) in a manner that preserves the value of the award following the Separation and reflects the holder’s continuing employment or service with MasterBrand. Otherwise, such MasterBrand RSUs will be on substantially the same terms and conditions as the original Fortune Brands RSUs. We also expect that Fortune Brands RSUs held by Fortune Brands Holders on the Distribution Date will be adjusted to preserve the value of the award following the Separation but otherwise will remain unchanged.

Deferred Restricted Stock Units. Notwithstanding the above, with respect to any Fortune Brands RSUs which have been deferred under the Fortune Brands Home & Security, Inc. Deferred Compensation Plan (the “Fortune Brands DCP”) by a MasterBrand Holder, we expect that MasterBrand will adopt a nonqualified deferred compensation plan with substantially the same terms as the Fortune Brands DCP, and will credit to the account of such MasterBrand Holder under such plan the number of shares of MasterBrand common stock equal to the number of shares of MasterBrand common stock that would have been distributed to the MasterBrand Holder if the number of shares of Fortune Brands common stock subject to such deferred Fortune Brands RSUs had instead been issued and outstanding. Furthermore, the notional shares of Fortune Brands common stock credited to such MasterBrand Holder’s account will be deemed to have been sold as of the Distribution Date, based on the value of such shares as of the Distribution Date, and reinvested in the default investment fund maintained under MasterBrand’s nonqualified deferred compensation plan. We do not expect that any changes will be made with respect to Fortune Brands RSUs which have been deferred under the Fortune Brands DCP by a Fortune Brands Holder, other than appropriate adjustments to preserve their intrinsic value following the Separation.

Performance Share Awards. We expect that any performance share awards that are outstanding as of the close of business on the Distribution Date will be converted into (i) MasterBrand RSUs, to the extent such awards are held by MasterBrand Holders or (ii) Fortune Brands RSUs, to the extent such awards are held by Fortune Brands Holders. We expect that the number of restricted stock units will be determined by reference to each outstanding performance share award and will be determined based upon expected performance through the end of the performance period calculated based on actual Fortune Brands performance from the start of the performance period through the end of the fiscal quarter preceding the Distribution Date and expected performance for the remainder of the performance period had the Separation not occurred. We also expect that the restricted stock units will have a vesting period beginning on the Distribution Date and ending on the last day of the original performance period of the award.

Q:	What will be the relationship between Fortune Brands and MasterBrand following the Distribution?

A:

After the Distribution, Fortune Brands will not own any shares of MasterBrand common stock, and each of MasterBrand and Fortune Brands will be independent, publicly-traded companies with their own management and boards of directors; however, we expect that        directors who currently serve on Fortune Brands’ Board of Directors will serve as directors on MasterBrand’s Board of Directors and continue to serve on Fortune Brands’ Board of Directors.

In connection with the Separation, we are entering into a number of agreements with Fortune Brands that will govern the Distribution and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to employees, taxes and certain liabilities. In addition, we will enter into a transition services agreement with Fortune Brands (the “Transition Services Agreement”) pursuant to which Fortune Brands and MasterBrand will provide certain transition services to each other on an interim basis. For a more detailed description, see “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands” in this Information Statement.

Q:	Will the Distribution of MasterBrand common stock affect the market price of Fortune Brands common stock?

A:

We expect the trading price of shares of Fortune Brands common stock immediately following the Distribution to be different than immediately prior to the Distribution because its trading price will no longer reflect the value of the MasterBrand business. Furthermore, until the market has fully analyzed the value of Fortune Brands without the MasterBrand business, the price of shares of Fortune Brands common stock may fluctuate. There can be no assurance that, following the Distribution, the combined value of the common stock of Fortune Brands and the common stock of MasterBrand will equal or exceed what the value of Fortune Brands common stock would have been in the absence of the Distribution.

Q:	Will I have appraisal rights in connection with the Distribution?

A:	No. Holders of Fortune Brands common stock are not entitled to appraisal rights in connection with the Distribution.

Q:	Whom can I contact for more information regarding MasterBrand and the Distribution?

A:	If you have questions relating to the mechanics of the Distribution, you should contact the Distribution Agent at:

Equiniti Trust Company

1110 Centre Pointe Curve

Suite 101

Mendota Heights, MN 55120-4100

Phone: 800-468-9716

Before the Distribution, if you have questions relating to the Distribution, you should contact Fortune Brands at:

Investor Relations

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, IL 60015

Phone: 847-484-4400

After the Distribution, if you have any questions relating to MasterBrand, you should contact us at:

Investor Relations

MasterBrand, Inc.

Phone:

After the Distribution, the transfer agent and registrar for our common stock will be:

Equiniti Trust Company

1110 Centre Pointe Curve

Suite 101

Mendota Heights, MN 55120-4100

Phone: 800-468-9716

Summary of the Separation

The following is a summary of the material terms of the Distribution and other related transactions. Please see “The Separation” for a more detailed description of the matters below.

Distributing Company	Fortune Brands Home & Security, Inc., a Delaware corporation. After the Separation, Fortune Brands will not own any shares of MasterBrand common stock.

Distributed Company	MasterBrand, Inc., a Delaware corporation, is a wholly-owned subsidiary of Fortune Brands that immediately before the Distribution will hold, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Cabinets segment. After the Distribution, MasterBrand will be an independent, publicly-traded company.

Distributed Securities	Fortune Brands will distribute all of the shares of MasterBrand common stock owned by Fortune Brands, which will be 100% of MasterBrand common stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of Fortune Brands common stock outstanding on , 2022, and applying the distribution ratio of shares of MasterBrand common stock for each share of Fortune Brands common stock, approximately shares of MasterBrand common stock will be distributed in the Distribution.

Record Date	The Record Date is 5:00 p.m., Central Time, on , 2022.

Distribution Date	The Distribution Date is , 2022.

Distribution Ratio	Each holder of Fortune Brands common stock will be entitled to receive shares of MasterBrand common stock for each share of Fortune Brands common stock held on the Record Date. Please note that if you sell your shares of Fortune Brands common stock on or before the Distribution Date, the buyer of those shares may, in certain circumstances, be entitled to receive the shares of MasterBrand common stock distributed on the Distribution Date. See “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement for more detail.

Fractional Shares	The Distribution Agent will not distribute any fractional shares of MasterBrand common stock to Fortune Brands stockholders. Instead, the Distribution Agent will aggregate all fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Fortune Brands stockholder who would otherwise have been entitled to receive a fractional share in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will be taxable to the recipient stockholders as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” in this Information Statement.

Distribution Procedures	On the Distribution Date, the Distribution Agent will distribute the shares of MasterBrand common stock by crediting those shares to book-entry accounts established by the Transfer Agent for persons who were stockholders of Fortune Brands as of the Record Date. Shares of MasterBrand common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Fortune Brands common stock or take any other action to receive your shares of MasterBrand common stock. However, as discussed below, if you sell shares of Fortune Brands common stock in the “regular way” market after the close of business on the Record Date and up to and including the Distribution Date, you will be selling your right to receive the associated shares of MasterBrand common stock in the Distribution. Registered stockholders will receive additional information from the Transfer Agent shortly after the Distribution Date. Beneficial stockholders will receive additional information from their brokers, banks or other nominees.

Trading Prior to or on the Distribution Date	It is anticipated that, beginning shortly before the Record Date, and continuing until and including the Distribution Date, shares of Fortune Brands common stock that trade on the regular way market will trade with an entitlement to receive shares of MasterBrand common stock distributed pursuant to the Distribution. Therefore, if you sell shares of Fortune Brands common stock in the regular way market after the close of business on the Record Date and up to and including the Distribution Date, you will be selling your right to receive shares of MasterBrand common stock in the Distribution.

In addition, beginning three trading days prior to the Distribution Date, and continuing until and including the Distribution Date, shares of Fortune Brands common stock will trade in two markets on the NYSE: a regular way market and an ex-distribution market. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of MasterBrand common stock distributed pursuant to the Distribution. If you own shares of Fortune Brands common stock at 5:00 p.m., Central Time, on the Record Date and sell those shares on the ex-distribution market, up to and including the Distribution Date, you will still receive the shares of MasterBrand common stock that you would be entitled to receive pursuant to your ownership of the shares of Fortune Brands common stock on the Record Date. You are encouraged to consult with your financial advisor regarding the specific implications of selling shares of Fortune Brands common stock prior to or on the Distribution Date. For a more detailed description, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement.

Trading Market and Symbol	Subject to the consummation of the Distribution, we intend to apply to have our common stock authorized for listing on the NYSE under the symbol “MBC”. We cannot predict the trading prices for our common stock when such trading begins.

We anticipate that trading in shares of MasterBrand common stock will begin on a when-issued basis three trading days prior to the Distribution Date and will continue up to and including the Distribution Date. On the Distribution Date, any when-issued trading in respect of our common stock will end, and regular way trading in shares of our common stock will begin on the first trading day following the Distribution Date. If trading begins on a when-issued basis, you may purchase or sell MasterBrand common stock up to and including the Distribution Date, but your transaction will not settle until after the Distribution Date. For more information regarding regular way trading and when-issued trading, see “The Separation—Trading of Common Stock after the Record Date and Prior to the Distribution” in this Information Statement.

Relationship with Fortune Brands after the Distribution	After the Distribution, Fortune Brands will not own any shares of MasterBrand common stock, and each of MasterBrand and Fortune Brands will be independent, publicly-traded companies with their own management and boards of directors; however, we expect that directors who currently serve on Fortune Brands’ Board of Directors will serve as directors on MasterBrand’s Board of Directors and continue to serve on Fortune Brands’ Board of Directors.

In connection with the Separation, we are entering into a number of agreements with Fortune Brands that will govern the Distribution and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to employees, taxes and certain liabilities. In addition, we will enter into a Transition Services Agreement pursuant to which Fortune Brands and MasterBrand will provide certain transition services to each other on an interim basis. For a more detailed description, see “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands” in this Information Statement.

Conditions to the Distribution	We expect that the Distribution will be effective on , 2022, provided that the conditions set forth under the caption “The Separation—Conditions to the Distribution” have been satisfied or waived in Fortune Brands’ sole and absolute discretion. However, even if all of the conditions have been satisfied, the Board of Directors of Fortune Brands may terminate and abandon the Distribution and the related transactions at any time prior to the Distribution.

Risk Factors	Our business is subject to both general and specific business risks relating to our operations. Our business is also subject to risks relating to the Separation, and, following the Distribution, we will be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement

Dividend Policy	We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends, although we may do so in the future. The declaration and amount of future dividends will be determined from time to time by our Board of Directors and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. For a more detailed description, see “The Separation—Dividends” in this Information Statement.

Transfer Agent	Equiniti Trust Company.

U.S. Federal Income Tax Consequences	Fortune Brands is seeking the IRS Ruling and expects to receive an opinion of its counsel, Sidley Austin LLP, substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code. No assurance can be given that Fortune Brands will receive the IRS Ruling and it is not a condition to the Distribution.

Assuming the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by, or be includible in the income of, Fortune Brands stockholders upon the receipt of our common stock pursuant to the Distribution. However, Fortune Brands stockholders that are subject to U.S. federal income tax will recognize gain or loss with respect to any cash received in lieu of any fractional shares. For a more detailed description, see “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” in this Information Statement.

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data

Our consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. Unless the context otherwise requires, references to years and quarters contained in this Information Statement pertain to our fiscal years and fiscal quarters.

The following table presents the summary historical consolidated financial data and unaudited pro forma condensed consolidated financial data of MBCI and its consolidated subsidiaries for the periods ended and as of the dates indicated. The Cabinets segment has historically been operated by MBCI. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MBC LLC.

We derived our consolidated operating data for our 2021, 2020 and 2019 fiscal years and our consolidated balance sheet data as of December 26, 2021 and December 27, 2020, as set forth below, from MBCI’s audited consolidated financial statements, which are included elsewhere in this Information Statement. We derived our consolidated operating data for the twenty-six weeks ended June 26, 2022 and the twenty-six weeks ended June 27, 2021, and our consolidated balance sheet data as of June 26, 2022, from MBCI’s unaudited condensed consolidated financial statements, which are included elsewhere in this Information Statement. Our consolidated financial statements for all periods presented were prepared based on underlying financial records, which were derived from the financial records of Fortune Brands. In management’s opinion, our unaudited condensed consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the consolidated financial information for the periods presented. Our historical results do not necessarily indicate our results expected for any future period.

Our summary unaudited pro forma condensed consolidated financial data as of and for the twenty-six weeks ended June 26, 2022 and for our 2021 fiscal year has been prepared in accordance with Article 11 of Regulation S-X to reflect the Separation, including the incurrence of $            million aggregate principal amount of indebtedness under one or more Financing Arrangements and the Fortune Brands Cash Payment. Our unaudited pro forma condensed consolidated statements of income give effect to the Separation and Distribution as if they had occurred on December 28, 2020, the beginning of the most recent fiscal year for which audited financial statements are available. Our unaudited pro forma condensed consolidated balance sheet gives effect to the Separation and Distribution as if they had occurred on June 26, 2022, our most recent balance sheet date. The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement.

Our unaudited pro forma condensed consolidated financial data is not intended to represent what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution agreement between us and Fortune Brands (the “Separation and Distribution Agreement”) occurred on the dates indicated. The unaudited pro forma condensed consolidated financial data also should not be considered indicative of our future results of operations or financial position as an independent, publicly-traded company.

You should read this summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” our audited consolidated financial statements and accompanying notes included elsewhere in this Information Statement and our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

Fortune Brands has historically provided financial support to us via our participation in Fortune Brands’ centralized approach to treasury, including financing and cash management activities. Under this centralized approach, cash management is performed through cash pooling arrangements. Under these cash pooling arrangements in the United States, cash balances are remitted regularly to Fortune Brands from our accounts (we refer to such of our accounts as “sweep accounts”). Certain of our entities have standalone cash accounts that are not included in the centralized cash pooling arrangements. Our cash and cash equivalents on our summary consolidated balance sheets represent cash balances held in bank accounts owned by MBCI and its consolidated subsidiaries. All borrowings attributable to our business and due to or due from Fortune Brands are recorded as a related party receivable or a related party payable in our consolidated balance sheets. We expect these relationships to cease immediately prior to the Distribution Date and that we and Fortune Brands will net settle any related party balances between us and Fortune Brands as a net distribution of capital by us to Fortune Brands of the net receivables owed by Fortune Brands to us.

	Pro Forma		Historical
(in millions, unless otherwise noted)	26 Weeks Ended	Year Ended	26 Weeks Ended		Years Ended
	June 26, 2022	December 26, 2021	June 26, 2022	June 27, 2021	December 26, 2021	December 27, 2020	December 29, 2019
Operating Results:
Net sales	$	$	$1,632.7	$1,394.0	$2,855.3	$2,469.3	$2,388.7
Operating income			113.4	127.2	234.3	196.0	144.5
Income before taxes			115.8	129.0	238.3	196.2	135.2
Net income			87.9	100.0	182.6	145.7	100.7
Earnings per share, basic and diluted (in thousands)	$	$	$87.90	$100.00	$182.60	$145.70	$100.70

	Pro Forma as of	As of	As of
(in millions)	June 26, 2022	June 26, 2022	December 26, 2021	December 27, 2020
Financial Position:
Cash and cash equivalents	$	$125.8	$141.4	$154.3
Total assets		3,195.2	3,004.9	2,712.6
Long-term debt		—	—	—
Total equity		2,613.4	2,453.8	2,214.4

Summary of Risk Factors

An investment in us is subject to a number of risks, including risks related to our business, risks related to the Separation and Distribution and risks related to our common stock. Set forth below is a summary of some, but not all, of these risks. Please read the information in the section titled “Risk Factors” of this Information Statement for a more thorough description of these and other risks.

Risks Related to Our Business

Risks Related to Our Industry

•

Our business primarily relies on U.S. and Canadian home improvement, R&R and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market. Downward changes in the general economy, the housing market, unfavorable interest rates or other business conditions could adversely affect our results of operations, cash flows and financial condition.

•

The cabinet industry is highly competitive with relatively low barriers to entry and market share losses could occur. Competition is further intensified during economic downturns. We compete with numerous large national and regional companies for, among other things, customers, raw materials, skilled management and labor resources.

•

We face competition with respect to some of our products from competitors in countries with lower labor and compliance costs. These competitors may also benefit from certain local government subsidies or other incentives that are not available to us.

•	The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Risks Related to Our Operations

•

Risks associated with our ability to improve organizational productivity and global supply chain efficiency and flexibility could adversely affect our results of operations, cash flows and financial condition.

•

Risks associated with global commodity and energy availability and price volatility, as well as the possibility of sustained inflation, could adversely affect our results of operations, cash flows and financial condition.

•	COVID-19 has impacted our business and may cause further disruptions to our business, results of operations and financial condition.

•	We intend to incur, and may in the future incur, additional debt obligations that could adversely affect our business and profitability and our ability to meet our other obligations.

Risks Related to Litigation and Regulations

•	Changes in government and industry regulatory standards could adversely affect our results of operations, cash flows and financial condition.

•	Potential liabilities and costs from claims and litigation could adversely affect our results of operations, cash flows and financial condition.

Risks Related to the Separation and Distribution

•

We have no operating history as an independent, publicly-traded company, and our historical and pro forma condensed consolidated financial statements are not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be reliable indicators of our future results.

•	Following the Separation and Distribution, our financial profile will change, and we will be a smaller, less diversified company than Fortune Brands prior to the Separation and Distribution.

•	We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly-traded company.

•

If the Distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, Fortune Brands and our stockholders could be subject to significant tax liability or tax indemnity obligations.

•	We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.

Risks Related to Our Common Stock

•

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate significantly.

•	There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.

RISK FACTORS

Our business, the Separation and our common stock are subject to a number of risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Information Statement. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business, the Separation and our common stock. This Information Statement also contains forward-looking statements that involve risks and uncertainties. You should carefully read the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this Information Statement.

If any of the following events occur, our results of operations, cash flows and financial condition could be materially adversely affected, and the trading price of our common stock could materially decline.

Risks Related to Our Business

Risks Related to Our Industry

Our business primarily relies on U.S. and Canadian home improvement, R&R and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market. Downward changes in the general economy, the housing market, unfavorable interest rates or other business conditions could adversely affect our results of operations, cash flows and financial condition.

Our business primarily relies on home improvement, R&R, and new home construction activity levels, principally in the U.S. and Canada. The housing market is sensitive to changes in economic conditions and other factors, such as the level of employment, access to and the cost of labor, consumer confidence, demographic changes, consumer income, government tax programs, home prices, availability of financing, inflation and interest rate levels. Adverse changes in any of these conditions generally, or in any of the markets where we operate, could decrease demand and could adversely impact our businesses by: causing consumers to delay or decrease homeownership; making consumers more price conscious resulting in a shift in demand to smaller, less expensive homes; making consumers more reluctant to make investments in their existing homes or causing them to delay investments, including large kitchen and bath R&R projects; or making it more difficult to secure loans for renovations.

The cabinet industry is highly competitive with relatively low barriers to entry and market share losses could occur. Competition is further intensified during economic downturns. We compete with numerous large national and regional companies for, among other things, customers, raw materials, skilled management and labor resources.

The cabinet industry in which we operate is highly competitive. Additionally, there are few barriers to entry in the U.S. and Canadian cabinet markets and new competitors may enter these markets at any time. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during economic downturns. This price competition impacts our ability to implement price increases or, in some cases, such as during an economic downturn, maintain prices, which could lower our profit margins. Although we believe that competition in our businesses is based largely on product quality, consumer and trade brand reputation, customer service and product features, as well as fashion trends, innovation and ease of installation, price is a significant factor for consumers as well as our trade customers. Additionally, some of our competitors may resort to price competition to sustain or grow market share and manufacturing capacity utilization. Due to the highly competitive nature of the cabinets industry and the low barriers to entry in our markets, we are continually subject to the risk of losing market share, which may adversely affect our profitability and revenue levels, as well as our results of operations, cash flows and financial condition.

We also use e-commerce to sell our products. E-commerce brings an increased number of competitors and greater pricing transparency for consumers, which could affect our results of operations and financial position. In addition, our relationships with our customers, including our retailers, may be affected if we increase the amount of business we transact in the e-commerce channel.

Furthermore, we compete with numerous large national and regional companies for, among other things, customers, raw materials, skilled management and labor resources. We may face challenges in: (1) maintaining, developing or expanding our customer relationships; (2) sourcing raw materials on a timely basis or for a cost-effective price due to ongoing global supply chain issues and elevated inflation; and (3) attracting and retaining qualified personnel at all levels, including our senior management team and other key employees. Our failure to compete in any of these areas could adversely impact our results of operations, cash flows and financial condition.

We face competition with respect to some of our products from competitors in countries with lower labor and compliance costs. These competitors may also benefit from certain local government subsidies or other incentives that are not available to us.

We face competition with respect to some of our products from competitors in countries that have lower labor and compliance costs. Accordingly, these competitors may be able to produce their products at lower costs compared to the costs we incur to produce similar products. These competitors may also benefit from certain local government subsidies or other incentives which are not available to us. Such competitors may be able to offer lower prices for their products as compared to the prices we offer, which could harm our competitive position and result in the loss of our market share. Any of the foregoing could adversely impact our results of operations, cash flows and financial condition.

We could lose market share if we do not successfully develop new products or processes or improve existing products or processes.

Our success depends on meeting consumer needs and anticipating changes in consumer preferences with successful new products and product improvements. We aim to introduce products and new or improved production processes proactively to offset obsolescence and decreases in sales of existing products. We may not be successful in product development and our new products may not be commercially successful. In addition, it is possible that competitors may improve their products or processes more rapidly or effectively, which could adversely affect our sales. If the products we introduce do not gain widespread acceptance or if our competitors improve their products more rapidly or effectively than we do, we could lose market share or be required to reduce our prices, which could adversely impact our results of operations, cash flows and financial condition. Furthermore, market demand may decline as a result of consumer preferences trending away from our categories or trending down within our brands or product categories, which could adversely impact our results of operations, cash flows and financial condition.

Our businesses rely on the performance of dealers, retailers and other marketing arrangements and could be adversely affected by poor performance or other disruptions in our distribution channels and customers.

We rely on a distribution network comprised of consolidating customers. Any disruption to the existing distribution channels could adversely affect our results of operations, cash flows and financial condition. The consolidation of dealers or retailers or the financial instability or default of a dealer or one of its major customers could potentially cause such a disruption. In addition to our own sales force, we offer our products through a variety of third-party dealers and retailers. Many of our customers may also market other products that compete with our products. In addition, one or more retailers may stop carrying certain of our products, reduce the volume of purchases of our products and/or replace certain of our products with the products of our competitors. The loss or termination of, or significant reduction in sales to, one or more of our major dealers or retailers, the failure of one or more of our dealers or retailers to effectively promote our products, or changes in the financial or business condition of these dealers or retailers could adversely affect our ability to bring products to market and our results of operations, cash flows and financial condition.

The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Our ten largest customers generated approximately 50% and 51% of our net sales for our 2021 fiscal year and the twenty-six weeks ended June 26, 2022, respectively. The Home Depot, Inc. (“The Home Depot”) and Lowe’s Companies, Inc. (“Lowe’s”) comprised approximately 36% and 37% of our net sales for our 2021 fiscal year and the twenty-six weeks ended June 26, 2022, respectively. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will supply these customers at historical levels. Moreover, in the event of any downturn, some of our customers may exit or severely curtail activity in certain of our markets.

The loss of one or more of our significant customers or deterioration in our relations with any of them could significantly affect our results of operations, cash flows and financial condition. Furthermore, our customers are not required to purchase any minimum amount of products from us. The contracts into which we have entered with most of our customers typically provide that we supply particular products for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could adversely impact our results of operations, cash flows and financial condition.

Certain of our customers may expand through consolidation and internal growth, which may increase their buying power. The increased size of our customers could have an adverse effect on our results of operations, cash flows and financial condition.

Certain of our significant customers are large companies with strong buying power, and our customers may expand through consolidation or internal growth. Consolidation could decrease the number of potential significant customers for our products and increase our reliance on key customers. Further, the increased size of our customers could result in our customers seeking more favorable terms, including pricing, for the products that they purchase from us. Accordingly, the increased size of our customers may further limit our ability to maintain or raise prices in the future. This could have an adverse effect on our results of operations, cash flows and financial condition.

Failure to maintain the performance, reliability and quality of our products, or to timely deliver our products, could have an adverse effect on our results of operations, cash flows and financial condition.

If our products have performance, reliability or quality problems, our reputation and brand equity, which we believe is a substantial competitive advantage, could be adversely affected. We may also experience increased and unanticipated warranty and service expenses. Furthermore, we manufacture a significant portion of our products based on the specific requirements of our customers, and delays in providing our customers the products and services they specify on a timely basis could result in reduced or canceled orders and delays in the collection of accounts receivable. Additionally, claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could have an adverse effect on our results of operations, cash flows and financial condition.

Risks Related to Our Operations

Risks associated with our ability to improve organizational productivity and global supply chain efficiency and flexibility could adversely affect our results of operations, cash flows and financial condition.

If we are unable to obtain sufficient components or raw materials on a timely basis or for a cost-effective price or if we experience other manufacturing, supply or distribution difficulties, our business and results of operations may be adversely affected. We acquire our components and raw materials from many suppliers and vendors across the globe. We endeavor to ensure the continuity of our components and materials and make efforts to diversify certain of our sources of components and materials, but we cannot guarantee these efforts will be successful. A reduction or interruption in supply or an issue in the supply chain, including due to any potential cybersecurity attacks on our sourcing vendors as well as a result of our inability to quickly develop acceptable alternative sources for such supply, could adversely affect our ability to manufacture, distribute and sell our products in a timely or cost-effective manner.

We regularly evaluate our organizational productivity and global supply chains and assess opportunities to increase capacity, reduce costs and enhance quality. We may be unable to enhance quality, speed and flexibility to meet changing and uncertain market conditions, as well as manage continued cost inflation, including wages, pension and medical costs. Our success depends in part on refining our cost structure and supply chains to promote consistently flexible and low-cost supply chains that can respond to market changes to protect profitability and cash flow or ramp up quickly and effectively to meet demand. Supply chain disruptions could continue to impact our ability to timely source necessary components and inputs. Import tariffs or other adverse trade actions could potentially lead to increases in prices of raw materials or components which are critical to our business. Failure to achieve the desired level of quality, capacity or cost reductions could impair our results of operations, cash flows and financial condition.

Risks associated with global commodity and energy availability and price volatility, as well as the possibility of sustained inflation, could adversely affect our results of operations, cash flows and financial condition.

Because our component products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. Prices for our products are also affected by many other factors outside of our control. As a result, we have less influence or control over timing and price changes, which often are volatile in our industry. Moreover, our profit margins with respect to these products depend, in part, on managing our costs, particularly raw materials, labor (including contract labor) and transportation costs, which represent significant cost components that also fluctuate based upon market and other factors beyond our control.

We buy raw materials that contain commodities such as hardwoods (maple, birch and oak), plywood and particleboard. In addition, our distribution costs are significantly impacted by the price of oil and diesel fuel. Decreased availability and increased or volatile prices for these commodities, as well as energy used in making, distributing and transporting our products, could increase the costs of our products. While in the past we have been able to mitigate the impact of these cost increases through productivity improvements and passing on increasing costs to our customers over time, there is no assurance that we will be able to offset such cost increases in the future, and the risk of potentially sustained high levels of inflation could adversely impact our results of operations, cash flows and financial condition. During 2021, we experienced and will likely continue to experience price increases in nearly all raw materials. We expect raw material prices to remain elevated throughout 2022 due to inflation and continued global supply chain issues. While we may use derivative contracts to limit our short-term exposure to commodity price volatility, the commodity exposures under these contracts could still be material to our results of operations, cash flows and financial condition. In addition, in periods of declining commodity prices, these derivative contracts may have the short-term effect of increasing our expenditures for these raw materials.

Our failure to attract and retain qualified personnel and other labor constraints, including increases in labor costs, potential labor disputes and work stoppages, could adversely affect our results of operations, cash flows and financial condition.

Our success depends in part on the efforts and abilities of qualified personnel at all levels, including our senior management team and other key employees. Their motivation, skills, experience, contacts and industry knowledge significantly benefit our operations and administration.

Low unemployment rates in the U.S., rising wages, competition for qualified talent and attracting and retaining personnel in remote locations could result in the failure to attract, motivate and retain personnel. This has resulted in higher employee costs, increased attrition and significant shifts in the labor market and employee expectations and we may continue to face challenges in finding and retaining qualified personnel, particularly at the production level, which could have an adverse effect on our results of operations, cash flows and financial condition.

As of June 26, 2022, approximately 13% of our employees work under collective bargaining agreements. We do not expect a change in the number of employees who work under a collective bargaining agreement following the Separation. These collective bargaining agreements are subject to periodic negotiation and renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our net sales and profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

COVID-19 has impacted our business and may cause further disruptions to our business, results of operations and financial condition.

The COVID-19 pandemic has had an impact on many aspects of our business and operations and may continue to impact us in the future, including impacting our ability to efficiently operate our facilities, the ability of our suppliers to supply and manufacture key inputs, availability and cost of transportation and logistics, customer behaviors, our employees, the dealers and retailers who sell our products, and the market generally. Our business could be negatively impacted over the longer term if the disruptions related to COVID-19 decrease consumer confidence and housing investments, or precipitate a prolonged economic downturn and/or an extended rise in unemployment or tempering of wage growth, any of which could lower demand for our products. The COVID-19 pandemic may also exacerbate certain of the other risks described in this “Risk Factors” section.

The COVID-19 pandemic has also resulted in and is expected to continue to result in operational challenges in the manufacturing of our products and the operation of the related domestic and international supply chains supporting our ability to manufacture our products and distribute them through our channels. Restrictions on or disruptions of transportation or increased border controls or closures, or other impacts on domestic and global supply chains or distribution channels, could increase our raw materials and commodity costs, increase demand for raw materials and commodities from competing purchasers, limit our ability to manufacture and distribute products to meet customer demand or otherwise have a material adverse effect on our business, results of operations and financial condition.

We may experience delays or outages in our information technology systems and computer networks. We may be subject to breaches of our information technology systems, which could damage our reputation and consumer relationships. Such breaches could subject us to significant financial, legal and operational consequences.

We, like most companies, may be subject to information technology system failures and network disruptions caused by delays or disruptions due to system updates, natural disasters, malicious attacks, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or similar events or disruptions. We rely upon information technology systems and infrastructure, including support provided by third parties, to support our business, our products and our customers. Our businesses may implement digital systems or technologies, enterprise resource planning systems or add applications to replace outdated systems and to operate more efficiently. We may not be able to successfully implement these projects without experiencing difficulties. Any expected benefits of implementing projects might not be realized or the costs of implementation might outweigh the benefits realized.

We routinely rely on systems for manufacturing, customer orders, shipping, regulatory compliance and various other matters, as well as information technology systems and infrastructure to aid us in the collection, use, storage and transfer and other processing of data including confidential, business, financial, and personal information. Security threats, including cyber and other attacks, are becoming increasingly sophisticated, frequent and adaptive. In addition, a greater number of our employees are working remotely in response to the COVID-19 pandemic, which (among other things) could expose us to greater risks related to cybersecurity and our information technology systems. Third-party systems that we rely upon could also become vulnerable to the same risks and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. We believe we devote appropriate resources to network security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Breaches and breakdowns affecting our information technology systems or protected data could have an adverse effect on our business, results of operations, cash flows and financial condition.

We manufacture, source and sell products internationally and are exposed to risks associated with doing business globally, including risks associated with uncertain trade environments.

We manufacture, source or sell our products in a number of locations throughout the world, predominantly in the U.S., Mexico, Canada and Asia. Accordingly, we are subject to risks associated with potential disruption caused by changes in political, economic and social environments, including civil and political unrest, illnesses declared as a public health emergency (including viral pandemics such as COVID-19), terrorism, expropriation, local labor conditions, changes in laws, regulations and policies of foreign governments and trade disputes with the U.S., and U.S. laws affecting activities of U.S. companies abroad. We could be adversely affected by international trade regulations, including duties, tariffs and antidumping penalties. Risks inherent to international operations include: potentially adverse tax laws, unfavorable changes or uncertainty relating to trade agreements or importation duties, uncertainty regarding clearance and enforcement of intellectual property rights, risks associated with the Foreign Corrupt Practices Act and other anti-bribery laws, mandatory or voluntary shutdowns of our facilities or our suppliers due to changes in political dynamics, economic policies or health emergencies and difficulty enforcing contracts. While we hedge certain foreign currency transactions, a change in the value of the currencies will impact our financial statements when translated into U.S. dollars. In addition, fluctuations in currency can adversely impact the cost position of our products in local currency, making it more difficult for us to compete. Our success will depend, in part, on our ability to effectively manage our businesses through the impact of these potential changes. In addition, we source certain raw materials, components and finished goods from Asia where we have experienced higher manufacturing costs and longer lead times due to higher tariffs, currency fluctuations, higher wage rates, labor shortages and higher raw material costs.

Disruption of operations could adversely affect our results of operations, cash flows and financial condition.

We manufacture a significant portion of the products we sell. Any prolonged disruption in our manufacturing operations, whether due to technical or labor difficulties, continued labor shortages, transportation-related shortages, supply chain constraints, COVID-19, weather conditions (including due to the impacts of climate change, particularly for those facilities near any shorelines or in any other area traditionally impacted by extreme weather), lack of raw material or component availability, startup inefficiencies for new operations, destruction of or damage to any facility (as a result of natural disasters, fires and explosions, use and storage of hazardous materials or other events) or other reasons, could negatively impact our profitability and competitive position and adversely affect our results of operations, cash flows and financial condition.

Our inability to obtain raw materials and finished goods in a timely and cost-effective manner from suppliers could adversely affect our ability to manufacture and market our products.

We purchase raw materials to be used in manufacturing our products and also rely on third-party manufacturers to produce certain of the finished goods we sell. We often do not enter into long-term contracts with our suppliers or sourcing partners. Instead, most raw materials and sourced goods are obtained on a “purchase order” basis. In addition, in some instances we maintain single-source or limited-source sourcing relationships, either because multiple sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. Financial, operating or other difficulties encountered by our suppliers or sourcing partners or changes in our relationships with them could result in manufacturing or sourcing interruptions, delays and inefficiencies, and prevent us from manufacturing or obtaining the finished goods necessary to meet customer demand. If we are unable to meet customer demand, there could be an adverse effect on our results of operations, cash flows and financial condition.

We are dependent on third-party suppliers and service providers.

We are dependent on third parties for many of our products and components and for certain services. Our ability to offer a wide variety of products and provide high levels of service to our customers depend on our ability to obtain an adequate and timely supply of products and components. Failure of our suppliers to timely provide us quality products or services on commercially reasonable terms or to comply with applicable legal and regulatory requirements, could have an adverse effect on our results of operations, cash flows and financial condition or could damage our reputation. The operations of the third parties we depend on could be impacted by changing laws, regulations and policies, including those related to climate change, labor availability, cybersecurity attacks and by adverse weather conditions, pandemics, and other force majeure events, any of which could result in disruptions to their operations and result in shortages of supply, assertion of force majeure contract provisions and increases in the prices they charge for the raw materials, components and products they produce. Sourcing these products and components from alternate suppliers, including suppliers from new geographic regions, or re-engineering our products as a result of supplier disruptions, is time-consuming and costly and could result in inefficiencies or delays in our business operations or could negatively impact the quality of our products. In addition, the loss of critical suppliers, or a substantial decrease in the availability of products or components from our suppliers, could disrupt our business and may adversely affect our results of operations, cash flows and financial condition.

Many of the suppliers we rely upon are located in foreign countries. The differences in business practices, shipping and delivery requirements, changes in economic conditions and trade policies and laws and regulations, together with the limited number of suppliers, have increased the complexity of our supply chain logistics and the potential for interruptions in our production scheduling. We may experience constraints on and disruptions to transporting our raw materials, components and products from our international suppliers and have had to pay higher transportation costs. If we are unable to effectively manage our supply chain or if we experience transportation constraints, disruptions and higher costs for timely delivery of our products or components, our results of operations, cash flows and financial condition could be adversely affected.

Risks associated with strategic acquisitions and joint ventures could adversely affect our results of operations, cash flows and financial condition.

We will consider acquisitions and joint ventures as a means of enhancing stockholder value. Acquisitions and joint ventures involve risks and uncertainties, including: difficulties integrating acquired companies and operating joint ventures; difficulties retaining the acquired businesses’ customers; the inability to achieve the expected financial results and benefits of transactions; the loss of key employees from acquired companies; implementing and maintaining consistent standards, controls, policies and information systems; and diversion of management’s attention from other business and strategic matters. Future acquisitions could cause us to incur additional debt or issue additional shares, resulting in dilution in earnings per share and return on capital.

Impairment charges could have a material adverse effect on our financial results.

Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated for impairment by management at least annually. If the carrying value exceeds the implied fair value of goodwill, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings. If the carrying value of an indefinite-lived intangible asset is greater than its fair value, the intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. In the third quarter ended September 29, 2019, we recognized an impairment charge of $29.5 million related to an indefinite-lived tradename. In the second quarter ended June 26, 2022, we recognized an incremental impairment charge of $26.0 million related to the same indefinite-lived tradename. Separately, in the fourth quarter ended December 29, 2019, we recognized an impairment charge of $12.0 million related to another indefinite-lived tradename and in the first quarter ended March 29, 2020, we recognized an incremental impairment charge of $9.5 million related to the same indefinite-lived tradename. No impairments were recorded during our 2021 fiscal year. Future events may occur that would adversely affect the fair value of our goodwill or other acquired intangible assets and require impairment charges. Such events may include, but are not limited to, lower than forecasted revenues, actual new construction and R&R growth rates that fall below our assumptions, actions of key customers, increases in discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in royalty rates and a decline in the trading price of our common stock. We continue to evaluate the impact of economic and other developments to assess whether impairment indicators are present. Accordingly, we may be required to perform impairment tests based on changes in the economic environment and other factors, and these tests could result in impairment charges in the future.

Our pension costs and funding requirements could increase as a result of volatility in the financial markets and changes in interest rates and actuarial assumptions.

Increases in the costs of pension benefits may continue and negatively affect our business as a result of: the effect of potential declines in the stock and bond markets on the performance of our pension plan assets; potential reductions in the discount rate used to determine the present value of our benefit obligations; and changes to our investment strategy that may impact our expected return on pension plan assets assumptions. U.S. generally accepted accounting principles require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Our accounting policy for defined benefit plans may subject earnings to volatility due to the recognition of actuarial gains and losses, particularly due to the change in the fair value of pension assets and interest rates. Funding requirements for our U.S. pension plan may become more significant. However, the ultimate amounts to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory changes related to pension funding obligations.

We intend to incur, and may in the future incur, additional debt obligations that could adversely affect our business and profitability and our ability to meet our other obligations.

We expect to have $            million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements, the proceeds of which we intend to use to make the Fortune Brands Cash Payment and to pay related fees and expenses. See “The Separation—Incurrence of Debt” and “Description of Certain Indebtedness.” We may also incur additional indebtedness in the future.

This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments, which could reduce our profitability;

•	making it more difficult to satisfy debt service and other obligations;

•	if we have a credit rating, increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Risks Related to Litigation and Regulations

Changes in government and industry regulatory standards could adversely affect our results of operations, cash flows and financial condition.

Government regulations and policies pertaining to trade agreements, health and safety (including protection of employees as well as consumers), taxes and environment (including those specific to climate change and the reduction of air and energy emissions) may continue to emerge in the U.S., as well as internationally. There are many government and industry regulatory standards focused on wood, including the Toxic Substance Control Act and the Lacey Act. In particular, there may be additional tariffs or taxes related to our imported raw materials, components and finished goods. It is necessary for us to comply with current requirements (including requirements that do not become effective until a future date), and even more stringent requirements could be imposed on our products or processes in the future. Compliance with changes in taxes, tariffs and other regulations may require us to further alter our manufacturing and installation processes and our sourcing. Such actions may result in customers transitioning to available competitive products, loss of market share, negative publicity, reputational damage, loss of customer confidence or other negative consequences (including a decline in stock price) and could increase our capital expenditures and adversely impact our results of operations, cash flows and financial condition.

Potential liabilities and costs from claims and litigation could adversely affect our results of operations, cash flows and financial condition.

We are, from time to time, involved in various claims, litigation matters and regulatory proceedings that arise in the ordinary course of our business and that could have an adverse effect on us. These matters may include contract disputes, intellectual property disputes, product recalls, personal injury claims, construction defects and home warranty claims, warranty disputes, environmental claims or proceedings, other tort claims, employment and tax matters and other proceedings and litigation, including class actions. It is not possible to predict the outcome of pending or future litigation, and, as with any litigation, it is possible that some of the actions could be decided unfavorably and could have an adverse effect on our results of operations, cash flows and financial condition.

We are subject to product safety regulations, recalls and direct claims for product liability that can result in significant liability and, regardless of the ultimate outcome, can be costly to defend. As a result of the difficulty of controlling the quality of products or components sourced from other manufacturers, we are exposed to risks relating to the quality of such products and to limitations on our recourse against such suppliers.

Our failure to comply with laws, government regulations and other requirements could adversely affect our results of operations, cash flows and financial condition.

We are subject to a wide variety of federal, state, local and foreign laws and regulations pertaining to:

•	securities matters;

•	taxation;

•	anti-bribery/anti-corruption;

•	employment and labor matters;

•	wage and hour matters;

•	environment, health and safety matters;

•	the protection of employees and consumers;

•	product safety and performance;

•	competition practices;

•	trade, including duties and tariffs;

•	data privacy and the collection and storage of information; and

•	climate change and protection of the environment.

In addition to complying with current requirements and known future requirements, we will be subject to new or more stringent requirements in the future.

As we sell new types of products or existing products in new geographic areas or channels, we are subject to the requirements applicable to those sales. Compliance with new or changed laws, regulations and other requirements, including as a part of government or industry response to climate change, may require us to alter our product designs, our manufacturing processes, our packaging or our sourcing. These compliance activities are costly and require significant management attention and resources. If we do not effectively and timely comply with such regulations and other requirements, our results of operations, cash flows and financial condition could be adversely affected.

We may be subject to significant compliance costs, as well as liabilities under environmental, health, and safety laws and regulations.

Our past and present operations, assets and products are subject to extensive environmental laws and regulations at the federal, state, and local level worldwide. These laws regulate, among other things, traceability of our wood sources, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety, and the impact of products on human health and safety and the environment. Under certain of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Notwithstanding our compliance efforts, we may still face material liability, limitations on our operations, fines, or penalties for violations of environmental, health, and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

The applicable environmental, health, and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater conditions at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the exact future costs of compliance with or liability under environmental, health, and safety laws and regulations.

Climate change and related legislative and regulatory initiatives could adversely affect our business and results of operations.

Concerns over the long-term effects of climate change have led to, and we expect will continue to lead to governmental efforts around the world to mitigate those effects, including potential changes to wood sourcing practices. We will need to respond to any new laws and regulations as well as to consumer, investor and business preferences resulting from climate change concerns, which may increase our operational complexity and result in costs to us in order to comply with any new laws, regulations or preferences. Further, the effects of climate change may negatively impact international, regional and local economic activity, which may lower demand for our products or disrupt our manufacturing or distribution operations. Additionally, sustained changes to the climate may impact the growing patterns or locations of some of the species of wood we use, resulting in increased costs or shortages. Overall, climate change, its effects and the resulting, unknown impact on government regulation, consumer, investor and business preferences could have a long-term adverse effect on our business and results of operations.

ESG matters may adversely impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of ESG matters.

In light of the increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet stakeholder expectations as to our proper role. Any failure or perceived failure by us in this regard could adversely impact our business and reputation.

Future tax law changes or the interpretation of existing tax laws may materially impact our effective income tax rate, the resolution of unrecognized tax benefits and cash tax payments.

Our businesses are subject to taxation in the United States, as well as internationally, including income tax, value-added tax, property tax, sales and use tax and goods and services tax. Our total tax expense could be affected by changes in tax rates in the jurisdictions in which our businesses are subject to taxation, changes in the valuation of deferred tax assets and liabilities or changes in tax laws or the interpretation of such laws by tax authorities which may have a material impact on our financial results. In addition, we are routinely audited by tax authorities in many jurisdictions. Although we believe we record and accrue tax estimates that are reasonable and appropriate, these estimates are based on assumptions and require the exercise of significant judgment, and there are significant uncertainties in these estimates. As a result, the ultimate outcome from any audit could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material adverse effect on earnings between the period of initial recognition of tax estimates in our financial statements and the point of ultimate tax audit settlement.

Our inability to secure and protect our intellectual property rights could negatively impact revenues and brand reputation.

We have many patents, trademarks, brand names, trade names and trade secrets that, in the aggregate, are important to our business. Unauthorized use of these intellectual property rights or other loss of our intellectual property may not only erode sales of our products, but may also cause us to incur substantial significant damage to our brand name and reputation, interfere with our ability to effectively represent ourself to our customers, contractors and suppliers and increase litigation costs. There can be no assurance that our efforts to protect our intellectual property will be effective. In addition, existing patent, trade secret and trademark laws offer only limited protection, and the laws of some countries in which our products are or may be developed, manufactured or sold may not fully protect our intellectual property from infringement by others. There can be no assurance that our efforts to assess possible third party intellectual property rights will ensure our ability to manufacture, distribute, market or sell our products in any given country or territory. Furthermore, others may assert claims of intellectual property infringement, misappropriation or violation against us or our customers that may require us to incur significant expense to defend such claims or indemnify our customers.

Risks Related to the Separation and Distribution

We have no operating history as an independent, publicly-traded company, and our historical and pro forma condensed consolidated financial statements are not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be reliable indicators of our future results.

Our historical and pro forma condensed consolidated financial statements included in this Information Statement do not necessarily reflect the results of operations, cash flows and financial condition that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, including as a result of the following factors:

•

Historically, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have been financed by Fortune Brands. Fortune Brands has historically managed and retained cash we have generated. Following completion of the Separation, Fortune Brands will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Fortune Brands, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, and such arrangements may not be available to us or available on terms that are as favorable as those we could have obtained when we were part of Fortune Brands.

•

Prior to the Separation, our business was operated by Fortune Brands as part of its broader corporate organization, rather than as an independent company. Fortune Brands has historically performed various corporate functions for us, including, but not limited to, tax administration, treasury activities, accounting, legal, ethics and compliance program administration, investor and public relations, certain governance functions (including internal audit) and external reporting. Our historical and pro forma condensed consolidated financial statements reflect allocations of corporate expenses from Fortune Brands for these and similar functions. These allocations may be more or less than the comparable expenses we would have incurred had we operated as an independent, publicly-traded company.

•

As a current part of Fortune Brands, we take advantage of Fortune Brands’ overall size and scope to obtain more advantageous procurement terms. After the Separation, as a standalone company, we may be unable to obtain similar arrangements to the same extent as Fortune Brands did, or on terms as favorable as those Fortune obtained, prior to completion of the Separation.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operation as a company separate from Fortune Brands.

Following the Separation and Distribution, our financial profile will change, and we will be a smaller, less diversified company than Fortune Brands prior to the Separation and Distribution.

The Separation and Distribution will result in us and Fortune Brands being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our results of operations, cash flows and financial condition. In addition, the diversification of our revenues, costs and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished. Following the Separation and Distribution, we may also lose capital allocation efficiency and flexibility, as we will no longer be able to use cash flow from Fortune Brands to fund our business.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly-traded company.

By separating from Fortune Brands there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have otherwise been while were we still a part of Fortune Brands. As part of Fortune Brands, we were able to enjoy certain benefits from Fortune Brands’ operating diversity, borrowing leverage and available capital for investments, which benefits will no longer be available to us after we separate from Fortune Brands.

As an independent, publicly-traded company, we believe that our businesses will benefit from, among other things, sharpened focus on the financial and operational resources of our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our businesses. We anticipate this will allow us to respond more effectively to industry dynamics and to allow us to create effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the expected benefits.

Fortune Brands’ plan to separate into two independent, publicly-traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

In April 2022, Fortune Brands announced its plan to separate into two independent, publicly-traded companies by way of a tax free spin-off. The Separation is subject to the satisfaction of certain conditions (or waiver by Fortune Brands in its sole and absolute discretion), including final approval by Fortune Brands’ Board of Directors of the final terms of the Separation and certain other conditions. Furthermore, the Separation is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of Fortune Brands’ markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the Separation, could delay or prevent the completion of the proposed Separation, or cause the Separation to occur on terms or conditions that are different or less favorable than expected. Additionally, Fortune Brands’ Board of Directors, in its sole and absolute discretion, may decide not to proceed with the Separation at any time prior to the Distribution.

The process of completing the proposed Separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The Separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the Separation is not completed or is not well executed, or if the expected benefits of the Separation are not realized. Executing the proposed Separation will also require significant amounts of management’s time and effort. Other challenges associated with effectively executing the Separation include: attracting, retaining and motivating employees during the pendency of the Separation and following its completion; addressing disruptions to our supply chain, manufacturing, sales and distribution and other operations resulting from separating Fortune Brands into two independent companies; and separating Fortune Brands’ information systems.

Until the Distribution occurs, Fortune Brands has the sole discretion to change the terms of the Distribution in ways that may be unfavorable to MasterBrand.

Until the Distribution occurs, Fortune Brands will have the sole and absolute discretion to determine and change the terms of the Distribution, including the establishment of the Record Date and Distribution Date. These

changes could be unfavorable to us. In addition, Fortune Brands may decide at any time not to proceed with the Distribution.

The terms we will receive in our agreements with Fortune Brands could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with Fortune Brands in connection with the Separation, including the Separation and Distribution Agreement, a tax allocation agreement (the “Tax Allocation Agreement”), a Transition Services Agreement and an employee matters agreement (the “Employee Matters Agreement”), were prepared in the context of the Separation while we were still a wholly-owned subsidiary of Fortune Brands. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent Board of Directors or a management team that was independent of Fortune Brands. As a result, the terms of those agreements may not reflect terms that would have resulted from negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”

Fortune Brands may fail to perform under various transaction agreements that will be executed as part of the Separation, which could cause us to incur expenses or losses we would not otherwise incur.

In connection with the Separation and prior to the Distribution, we and Fortune Brands will enter into the Separation and Distribution Agreement and will also enter into various other agreements, including a Tax Allocation Agreement, a Transition Services Agreement and an Employee Matters Agreement. The Separation and Distribution Agreement, the Tax Allocation Agreement and the Employee Matters Agreement will determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The Employee Matters Agreement will also provide for the establishment or amendment of certain employee benefit arrangements and the conversion or adjustment of equity incentive awards. The Transition Services Agreement will provide for the performance of certain services by each company for the benefit of the other generally for a term of up to 24 months after the Separation. We will rely on Fortune Brands to satisfy its performance and payment obligations under these agreements. If Fortune Brands is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses.

In connection with the Separation into two public companies, each of Fortune Brands and MasterBrand will indemnify each other for certain liabilities. If we are required to pay under these indemnities to Fortune Brands, our financial results could be negatively impacted. The Fortune Brands indemnities may not be sufficient to hold MasterBrand harmless from the full amount of liabilities for which Fortune Brands will be allocated responsibility, and Fortune Brands may not be able to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement and certain other agreements between Fortune Brands and us, each party will agree to indemnify the other for certain liabilities, in each case for uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands” of this Information Statement. Indemnities that we may be required to provide Fortune Brands are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Fortune Brands has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from Fortune Brands for our benefit may not be sufficient to protect us against the full amount of such liabilities, and Fortune Brands may not be able to fully satisfy its indemnification obligations.

Moreover, even if we ultimately succeed in recovering from Fortune Brands any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our results of operations, cash flows and financial condition.

We may fail to have necessary systems and services in place when certain of the transaction agreements expire.

If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain Separation transaction agreements expire, we may not be able to operate our business effectively, and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Fortune Brands currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from Fortune Brands’ existing operating systems, databases and programming languages that support these functions to our own systems. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical financial statements.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Distribution. If we are unable to achieve and maintain effective internal controls, our results of operations, cash flows and financial condition could be materially adversely affected.

Our financial results previously were included within the consolidated results of Fortune Brands, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our annual report on Form 10-K for our 53-week fiscal year ending December 31, 2023, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we may need to upgrade our systems, including information technology and implement additional financial and management controls, reporting systems and procedures. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If the Distribution, together with certain related transactions, were to fail to qualify as tax-free for U.S. federal income tax purposes, then we, Fortune Brands and our stockholders could be subject to significant tax liability or tax indemnity obligations.

Fortune Brands is seeking the IRS Ruling and expects to receive an opinion of its counsel, Sidley Austin LLP, substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code. No assurance can be given that Fortune Brands will receive the IRS Ruling and it is not a condition to the Distribution. The Board of Directors of Fortune Brands may choose to waive conditions, including the condition requiring the receipt of an opinion of counsel confirming the tax-free status of the Distribution for U.S. federal income tax purposes to consummate the Distribution. If the Distribution is not qualified to be tax-free, you may have adverse U.S. federal tax consequences with respect to your receipt of MasterBrand common stock and your gain or loss may be recognized, or be includible in your income, for U.S. federal income tax purposes. See “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” in this Information Statement for more information regarding the potential tax consequences to you of the Distribution.

Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling, if issued, will rely on certain facts and assumptions, and certain representations from us and Fortune Brands regarding the past and future conduct of our respective businesses and other matters. Moreover, the IRS Ruling, if issued, will not be a comprehensive ruling regarding all aspects of the U.S. federal income tax consequences of the Distribution. The opinion of counsel will also rely on certain facts, assumptions and representations, as described therein, as well as the continued validity of the IRS Ruling, if issued. The opinion of counsel will not be binding on the IRS or the courts, and the IRS or the courts may not agree with such opinion.

Notwithstanding the IRS Ruling, if issued, and the opinion, the IRS could determine on audit that the Distribution should be treated as taxable if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated or if it disagrees with the conclusions in the opinion that are not covered by the requested IRS Ruling, or for other reasons, including as a result of a significant change in stock or asset ownership after the Distribution. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Fortune Brands would recognize gains in an amount equal to the excess of the fair market value of shares of our common stock distributed to Fortune Brands stockholders on the Distribution Date over Fortune Brands’ tax basis in such shares of our common stock.

In addition, under the terms of the Tax Allocation Agreement that we intend to enter into in connection with the Distribution, in the event that the Distribution were determined to be taxable and such determination was the result of actions taken after the Distribution by us, any of our affiliates or our stockholders, we would be responsible for all taxes imposed on Fortune Brands as a result thereof. Such tax amounts could be significant. Furthermore, Fortune Brands and/or we could incur significant U.S. federal income tax liabilities or tax indemnification obligations, whether under applicable law or the Tax Allocation Agreement that we will enter into with Fortune Brands, if it is ultimately determined that certain related transactions were undertaken in respect of the Distribution.

There can be no assurance that we will have access to the capital markets on terms acceptable to us.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Distribution will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (1) our financial performance; (2) our credit ratings or absence of a credit rating; (3) the liquidity of the overall capital markets; and (4) the state of the economy, including the housing market. There can be no assurance, particularly as a new company with no credit rating, that we will have access to the capital markets on terms acceptable to us.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after the Distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution by Fortune Brands. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Fortune Brands under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Fortune Brands’ stock are acquired or issued as part of a plan or series of related transactions that includes the Separation. Any acquisitions or issuances of our stock or Fortune Brands’ stock within two years after the Distribution are generally presumed to be part of such a plan, although we or Fortune Brands may be able to rebut that presumption.

To preserve the tax-free treatment to Fortune Brands of the Distribution, under the Tax Allocation Agreement that we will enter into with Fortune Brands, we will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free for U.S. federal income tax purposes. Further, for the two-year period following the Distribution, without a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law or accounting firm that is acceptable to Fortune Brands acting reasonably and in good faith, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than a specified percentage of our common stock;

•	a redemption of equity securities;

•	a sale or other disposition of a specified percentage of our assets;

•	an acquisition of a business or assets with equity securities to the extent one or more persons would acquire in excess of a specified percentage of our common stock; or

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the Tax Allocation Agreement will also provide that we are responsible for any taxes imposed on Fortune Brands or any of its affiliates as a result of the failure of the Distribution to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our stockholders.

Certain of our contracts may have change of control provisions that, in order to keep such contracts in force, could require the consent of a third party in connection with the Separation.

We have a number of contracts with customers, suppliers, landlords and other third parties. Certain of our contracts may have change of control provisions that, in order to keep such contracts in force, could require the consent of a third party in connection with the Separation. If we are unable to obtain such consent, some of these contracts may be terminated or renegotiated. Additionally, it is possible that some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain the benefits of these contracts.

A court could deem the Distribution to be a fraudulent conveyance and void the transaction or impose substantial liabilities upon us.

A court could deem the Distribution or certain internal restructuring transactions undertaken by Fortune Brands in connection with the Separation to be a fraudulent conveyance or transfer. Fraudulent conveyances or transfers are defined to include transfers made or obligations incurred with the actual intent to hinder, delay or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. A court could void the transactions or impose substantial liabilities upon us, which could adversely affect our results of operations, cash flows and financial condition. Among other things, the court could require our stockholders to return to Fortune Brands, for the benefit of its creditors, some or all of the shares of our common stock issued in the Distribution, or require us to fund liabilities of other companies involved in the restructuring transaction. Whether a transaction is a fraudulent conveyance or transfer under applicable state law may vary depending upon the jurisdiction whose law is being applied.

Risks Related to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that three trading days prior to the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the Distribution Date. However, there can be no assurance that an active trading market for our common stock will develop after the Distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the Distribution.

Similarly, we cannot predict the effect of the Separation on the trading prices of our common stock. After the Distribution, Fortune Brands’ common stock will continue to be listed and traded on the NYSE under the symbol “FBHS”. Subject to the consummation of the Distribution, we expect our common stock to be listed and traded on the NYSE under the symbol “MBC”. The combined trading prices of the shares of our common stock and Fortune Brands common stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading prices of Fortune Brands’ common stock prior to the Distribution. Until the market has fully evaluated the business of Fortune Brands without our business, and fully evaluated us, the price at which Fortune Brands’ or our common stock trades may fluctuate significantly.

Many factors could cause the market price of our common stock to rise and fall, including the following:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	success or failure of our business strategy;

•	our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in laws and regulations affecting our business;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock. Additionally, if any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management.

There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.

Many investors holding shares of Fortune Brands common stock may hold that stock because of a decision to invest in a company with Fortune Brands’ profile. Following the Distribution, the shares of our common stock held by those investors will represent an investment in a company with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares rapidly. As a result, the price of our common stock may decline or experience volatility as our stockholder base changes.

A significant number of shares of our common stock may be sold following the Distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the Distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the Distribution, we expect that we will have an aggregate of approximately                 shares of our common stock issued and outstanding. Shares of our common stock distributed to Fortune Brands stockholders in the Distribution will generally be freely transferable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who may be deemed to be our affiliates after the Separation generally include individuals or entities that control, are controlled by or are under common control with us and may include directors and certain officers or principal stockholders of MasterBrand. Our affiliates will be permitted to sell their shares of MasterBrand common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately                 shares of our common stock immediately following the Distribution.

We are unable to predict whether large amounts of our common stock will be sold in the open market following the Distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

Your percentage ownership in us may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the Distribution as a result of conversion of their Fortune Brands stock-based awards. We anticipate that the Compensation Committee of our Board of Directors may grant additional stock-based awards to our employees after the Distribution. Those awards will have a dilutive effect on the number of our shares outstanding, and therefore on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries, and we could be harmed if such distributions were not made in the future.

We are a holding company that conducts all of our operations through subsidiaries and our operating income is derived from our subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends, although we may do so in the future. To the extent that we determine in the future to pay cash dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. Such laws and restrictions would restrict our ability to continue operations.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and provisions of Delaware law may prevent or delay an acquisition of us, even if that change may be considered beneficial by some of our stockholders.

The existence of some provisions of our amended and restated certificate of incorporation (“our charter”), our amended and restated bylaws (“our bylaws”) and Delaware law may discourage a future takeover attempt not approved by our Board of Directors but which our stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. These provisions include but are not limited to: a classified board of directors with three-year staggered terms (however beginning with our 2030 annual meeting all directors will be elected annually); the right of our Board of Directors to issue preferred stock without stockholder approval; no stockholder ability to fill director vacancies; elimination of the rights of our stockholders to act by written consent and call special stockholder meetings; until our Board of Directors is no longer classified, prohibiting stockholders from removing directors other than “for cause”; and rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings.

In addition, following the Separation, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our best interests or the best interests of our stockholders.

Our charter will contain an exclusive forum provision that may discourage lawsuits against us and our directors and officers.

Our charter will provide that unless we consent in writing to the selection of an alternative forum, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any state derivative action or proceeding brought or purporting to be brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of ours to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our charter or our bylaws, (4) any action asserting a claim relating to or involving us governed by the internal affairs doctrine or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our charter will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

The combined post-Separation value of shares of our common stock and one share of Fortune Brands common stock may not equal or exceed the pre-Distribution value of one share of Fortune Brands common stock.

As a result of the Separation, we expect the trading price of shares of Fortune Brands common stock immediately following the Separation to be different from the “regular-way” trading price of Fortune Brands common stock immediately prior to the Separation because the trading price will no longer reflect the value of our businesses. There can be no assurance that the aggregate market value of shares of our common stock and one share of Fortune Brands common stock following the Separation will be higher than, lower than or the same as the market value of a share of Fortune Brands common stock if the Separation did not occur.

We currently do not expect to pay any cash dividends in the short term.

We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends; although we may do so in the future. All decisions regarding payment of future dividends will be made by our Board of Directors from time to time in accordance with applicable law and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the Distribution must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

General Risk Factors

The obligations associated with being a public company will require significant resources and attention from our senior management team.

As a public company with listed equity securities, we will need to comply with laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls over financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining an effective system of internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require us to devote significant time and us to incur significant expense to remediate any such material weaknesses or significant deficiencies and we may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our financial results, which could materially and adversely affect us.

As a public company with listed equity securities, we will also be required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified by the SEC. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner.

These reporting and other obligations will place significant demands on us and our senior management team, and our administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures, and create or outsource an internal audit function. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to public companies could be impaired.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, our stock price and trading volume could decline.

The trading market for shares of our common stock may rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements. These factors include those listed under “Risk Factors” in this Information Statement.

The forward-looking statements included in this document are made as of the date of this Information Statement and, except pursuant to any obligations to disclose material information under the federal securities laws, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this Information Statement.

THE SEPARATION

Background

On April 28, 2022, Fortune Brands announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company. The Separation will occur through a Distribution of all of the shares of our common stock owned by Fortune Brands to Fortune Brands stockholders. Following the Distribution, Fortune Brands stockholders will own 100% of the shares of our common stock. Each holder of Fortune Brands common stock will be entitled to receive                shares of our common stock for each share of Fortune Brands common stock held on the Record Date. Stockholders who are entitled to receive shares of our common stock in the Distribution will not be required to pay any cash or deliver any other consideration, including any shares of Fortune Brands common stock, to receive shares of our common stock in the Distribution.

The Distribution as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the Distribution will be completed. For a more detailed description of these conditions, see the caption entitled “—Conditions to the Distribution” in this Information Statement.

Reasons for the Separation

The Fortune Brands Board of Directors regularly reviews the businesses that comprise Fortune Brands to ensure that Fortune Brands’ resources are being put to use in a manner that is in the long-term interests of Fortune Brands and its stockholders. Fortune Brands believes that separating its Cabinets segment in current market conditions into a standalone publicly-traded company will significantly enhance the long-term growth and return prospects of Fortune Brands and our Company and offer substantially greater long-term value to stockholders, customers and employees of each company. Moreover, separating the Cabinets segment into an independent, standalone company with publicly traded stock will enable Fortune Brands to migrate those members of its stockholder base which are more aligned with the risk profile and market trends specific to the basic building products industry. In addition, the Separation will provide Fortune Brands and our Company with a number of benefits, including:

•

Strategic and Management Focus: The Separation will enable the management teams of Fortune Brands and our Company to better focus on strengthening their respective market-leading businesses and pursue distinct and targeted opportunities for long-term growth, profitability, and value creation. Like many of its competitors and peers, our Company believes that it will be more effective in managing its capital structure with credit tied more specifically to its industry and business performance and achieving greater margin expansion by focusing on its operational effectiveness specific to basic building products. A dedicated management team and board of directors for each company will streamline operational and strategic decision-making, and ensure management incentives are optimized and aligned with their respective strategic priorities and financial objectives in line with its distinct industry.

•

Resource Allocation and Capital Deployment: The Separation will provide an opportunity for Fortune Brands and our Company to implement tailored capital structures tied specifically to its industry and business that provide greater financial and operational flexibility and increased agility. Each company will be better positioned to more effectively allocate resources to address their unique operating needs relating to their distinct manufacturing and marketing requirements that are specific to their respective markets, invest in distinct strategic priorities that will maximize long-term potential, and manage capital return strategies.

•

Distinct Investment Opportunities and Investor Choice: The Separation will create two compelling investment opportunities for investors based on their unique operating models and financial profiles. It will also provide investors with enhanced insight into each company’s distinct value drivers and will allow for more targeted investment decisions.

In determining whether to effect the Separation, the Fortune Brands Board of Directors also considered the costs and risks associated with the transaction. In particular, the Fortune Brands Board of Directors reviewed the risks related to MasterBrand being a standalone business, the current market environment and other related risks, including those risks described under “Risk Factors” in this Information Statement. Notwithstanding these costs and risks, the Fortune Brands Board of Directors determined that, for the reasons stated above, the Separation provides the separated companies with certain opportunities and benefits that could enhance Fortune Brands’ and our Company’s stockholder value.

Internal Transactions

We were incorporated as a Delaware corporation in July 2022. We are a wholly-owned subsidiary of Fortune Brands that immediately before the Distribution holds, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Cabinets segment. After the Distribution, we will be an independent, publicly-traded company.

In July 2022, we underwent a series of transactions that resulted in us becoming the parent company of the Cabinets business. These include the following:

•	Fortune Brands contributed all of the issued and outstanding shares of MBCI to us; and

•	MBCI was converted into a Delaware limited liability company, MBC LLC.

Prior to the Separation and Distribution, we expect that we will engage in a series of transactions, including the following:

•	we will repatriate cash from MasterBrand’s Canadian subsidiaries and utilize a portion of that cash to pay a cash dividend to Fortune Brands;

•	we will incur $ million aggregate principal amount of indebtedness under the Financing Arrangements;

•

we and Fortune Brands will net settle any related party balances between us and Fortune Brands as a net distribution of capital by us to Fortune Brands of the net receivables owed by Fortune Brands to us;

•	we will use funds received by us under the Financing Arrangements to make the Fortune Brands Cash Payment to Fortune Brands by way of a cash dividend; and

•

we will recapitalize our stock so that the number of outstanding shares of MasterBrand common stock owned by Fortune Brands immediately prior to the Distribution equals the number of shares of MasterBrand common stock to be distributed by Fortune Brands to Fortune Brands stockholders in the Distribution.

We refer to these and other Separation-related steps in this Information Statement as the “Internal Transactions.” For more information on the Internal Transactions, see “Certain Relationship and Related Party Transactions—Agreements with Fortune Brands” in this Information Statement.

When and How You Will Receive MasterBrand Shares

As a holder of Fortune Brands common stock, you will be entitled to receive a dividend of                shares of MasterBrand common stock for each share of Fortune Brands common stock you hold on the Record Date. Fortune Brands’ transfer agent, Equiniti Trust Company, will serve as transfer agent and registrar for the MasterBrand common stock and as Distribution Agent in connection with the Distribution. If you are entitled to receive shares of MasterBrand common stock in the Distribution, the common stock will be issued to your account as follows:

•

Registered stockholders. If you own your shares of Fortune Brands common stock directly through an account with Fortune Brands’ transfer agent, you will receive your shares of MasterBrand common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership where no physical share certificates are issued to stockholders, as is the case in the Distribution.

•

“Street name” or beneficial stockholders. If you own your shares of Fortune Brands common stock beneficially through a broker, bank or other nominee, ownership of the shares is recorded on the books of the broker, bank or other nominee and your shares are held beneficially in “street name.” The majority of Fortune Brands stockholders hold their shares in “street name.” If you hold your Fortune Brands common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the shares of MasterBrand common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your broker, bank or other nominee directly.

Holders of Fortune Brands common stock are not being asked to take any action in connection with the Separation or the Distribution. Stockholder approval of the Separation or the Distribution is not required nor is it being sought. We are not asking you for a proxy, and we request that you not send us a proxy. You are also not being asked to surrender any of your shares of Fortune Brands common stock in order to receive shares of MasterBrand common stock. The number of outstanding shares of Fortune Brands common stock will not change as a result of the Distribution.

Number of Shares You Will Receive

•

Shares of Common Stock. On the Distribution Date, each holder of Fortune Brands common stock will receive                 shares of MasterBrand common stock for each share of Fortune Brands common stock owned as of the Record Date. The actual number of shares of MasterBrand common stock to be distributed will be calculated on the Record Date. The shares of MasterBrand common stock to be distributed by Fortune Brands will constitute all of the shares of MasterBrand common stock issued and outstanding immediately prior to the Distribution.

•

Fractional shares. Fortune Brands stockholders will not receive fractional shares of MasterBrand common stock in the Distribution. Instead, the Distribution Agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to both registered stockholders and beneficial stockholders who would otherwise have been entitled to receive a fractional share of MasterBrand common stock in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will be taxable to the recipient stockholders as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Separation” in this Information Statement.

Treatment of Equity-Based Compensation

The following discussion describes the expected treatment of Fortune Brands equity awards in connection with the Separation and is subject to approval of our Board of Directors and the Compensation Committee of the Board of Directors of Fortune Brands. The different types of awards listed below are described in further detail in the section entitled “Compensation Discussion and Analysis” in this Information Statement. The post-Separation treatment of a person’s award is expected to depend on the type of award and whether the person will be an employee or service provider of Fortune Brands or MasterBrand immediately following the Separation. For purposes of this discussion, “MasterBrand Holder” refers to an individual who is employed by or providing services to MasterBrand (and in the case of a non-employee service provider, not providing services to Fortune Brands) immediately following the Separation, regardless of such individual’s employer or the entity to which such individual provided services immediately prior to the Separation, and “Fortune Brands Holder” refers to any individual who holds a Fortune Brands equity award immediately following the Separation and who is not a “MasterBrand Holder” immediately following the Separation. We expect that the treatment described below would become effective as of the close of business on the Distribution Date.

Stock Options

We expect that Fortune Brands options that are outstanding as of the close of business on the Distribution Date and held by a MasterBrand Holder will be converted into MasterBrand options, without any substantial changes to the original terms and conditions of the Fortune Brands options except as appropriate to preserve their intrinsic value following the Separation and to reflect their continuing employment or service with MasterBrand. We do not expect that any changes will be made with respect to Fortune Brands options held by Fortune Brands Holders other than appropriate adjustments to preserve their intrinsic value following the Separation.

Restricted Stock Units

We expect that Fortune Brands RSUs that are outstanding as of the close of business on the Distribution Date and held by MasterBrand Holders at such time will convert into MasterBrand RSUs in a manner that preserves the value of the award following the Separation and reflects the holder’s continuing employment or service with MasterBrand. Otherwise, such MasterBrand RSUs will be on substantially the same terms and conditions as the original Fortune Brands RSUs. We also expect that Fortune Brands RSUs held by Fortune Brands Holders on the Distribution Date will be adjusted to preserve the value of the award following the Separation but otherwise will remain unchanged.

Deferred Restricted Stock Units

Notwithstanding the above, with respect to any Fortune Brands RSUs which have been deferred under the Fortune Brands DCP by a MasterBrand Holder, we expect that MasterBrand will adopt a nonqualified deferred compensation plan with substantially the same terms as the Fortune Brands DCP, and will credit to the account of such MasterBrand Holder under such plan the number of shares of MasterBrand common stock equal to the number of shares of MasterBrand common stock that would have been distributed to the MasterBrand Holder if the number of shares of Fortune Brands common stock subject to such deferred Fortune Brands RSUs had instead been issued and outstanding. Furthermore, the notional shares of Fortune Brands common stock credited to such MasterBrand Holder’s account will be deemed to have been sold as of the Distribution Date, based on the value of such shares as of the Distribution Date, and reinvested in the default investment fund maintained under MasterBrand’s nonqualified deferred compensation plan. We do not expect that any changes will be made with respect to Fortune Brands RSUs which have been deferred under the Fortune Brands DCP by a Fortune Brands Holder, other than appropriate adjustments to preserve their intrinsic value following the Separation.

Performance Share Awards

We expect that any performance share awards that are outstanding as of the close of business on the Distribution Date will be converted into (i) MasterBrand RSUs, to the extent such awards are held by MasterBrand Holders or (ii) Fortune Brands RSUs, to the extent such awards are held by Fortune Brands Holders. We expect that the number of restricted stock units will be determined by reference to each outstanding performance share award and will be determined based upon expected performance through the end of the performance period calculated based on actual Fortune Brands performance from the start of the performance period through the end of the fiscal quarter preceding the Distribution Date and expected performance for the remainder of the performance period had the Separation not occurred. We also expect that the restricted stock units will have a vesting period beginning on the Distribution Date and ending on the last day of the original performance period of the award.

Transferability of Shares You Receive

The shares of MasterBrand common stock distributed to Fortune Brands stockholders in the Distribution will generally be freely transferable without restriction or further registration under the Securities Act, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who may be deemed to be our affiliates after the Separation generally include individuals or entities that control, are controlled by or are under common control with us and may include directors and certain officers or principal stockholders of MasterBrand. Our affiliates will be permitted to sell their shares of MasterBrand common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately                 shares of our common stock immediately following the Distribution.

Material U.S. Federal Income Tax Consequences of the Separation

The following is a summary of the material U.S. federal income tax consequences to the holders of shares of Fortune Brands common stock in connection with the Separation. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the Separation will be consummated in accordance with the Separation and Distribution Agreement and as described in this Information Statement.

This summary is limited to holders of shares of Fortune Brands common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Fortune Brands common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired shares of Fortune Brands common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Fortune Brands equity;

•	holders owning Fortune Brands common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Fortune Brands common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Fortune Brands stockholders who do not hold shares of Fortune Brands common stock as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any federal tax consequences other than U.S. federal income tax consequences (such as estate or gift tax consequences or the Medicare tax on certain investment income).

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Fortune Brands common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

Fortune Brands is seeking the IRS Ruling and expects to receive an opinion of its counsel, Sidley Austin LLP, substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of any fractional shares of our common stock, will qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Code. No assurance can be given that Fortune Brands will receive the IRS Ruling and it is not a condition to the Distribution. The Board of Directors of Fortune Brands may choose to waive conditions, including the condition requiring the receipt of an opinion of counsel confirming the tax-free status of the Distribution for U.S. federal income tax purposes to consummate the Distribution. If the Distribution is not qualified to be tax-free, you may have adverse U.S. federal tax consequences with respect to your receipt of MasterBrand common stock and your gain or loss may be recognized, or be includible in your income, for U.S. federal income tax purposes. See “Risk Factors—Risks Related to the Separation and Distribution” in this Information Statement for more information regarding the potential tax consequences to you of the Distribution.

Assuming the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Fortune Brands as a result of the Distribution;

•

no gain or loss will be recognized by, or be includible in the income of, a holder of Fortune Brands common stock, solely as a result of the receipt of MasterBrand common stock in the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the shares of Fortune Brands common stock and shares of MasterBrand common stock in the hands of Fortune Brands stockholders immediately after the Distribution will be the same as the aggregate tax basis of the shares of Fortune Brands common stock held by the holder immediately before the Distribution, allocated between the shares of Fortune Brands common stock and shares of MasterBrand common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values immediately following the Distribution;

•

the holding period with respect to shares of MasterBrand common stock received by Fortune Brands stockholders will include the holding period of their shares of Fortune Brands common stock, provided that such shares of Fortune Brands common stock are held as a capital asset immediately following the Distribution; and

•

a Fortune Brands stockholder who receives cash in lieu of a fractional share of MasterBrand common stock in the Distribution will be treated as having sold such fractional share for cash and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of Fortune Brands common stock exceeds one year.

Stockholders that have acquired different blocks of Fortune Brands common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our common stock and Fortune Brands common stock.

Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling, if issued, will be based on certain facts and assumptions, and certain representations and undertakings, from us and Fortune Brands that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. Moreover, the IRS Ruling, if issued, will not be a comprehensive ruling regarding all aspects of the U.S. federal income tax consequences of the Distribution. The opinion that Fortune Brands expects to receive from Sidley Austin LLP will also be based on certain facts and assumptions, and certain representations and undertakings, from us and Fortune Brands. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the IRS Ruling, if issued, or the expected opinion of counsel are not correct, are incomplete or have been violated, the IRS Ruling, if issued, could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions that we expect to be included in the requested IRS Ruling and the opinion, it is ultimately determined that the Distribution does not qualify as tax-free for U.S. federal income tax purposes, then Fortune Brands would recognize gains in an amount equal to the excess of the fair market value of MasterBrand common stock distributed to Fortune Brands stockholders on the Distribution Date over Fortune Brands’ tax basis in such shares.

In addition, if the Distribution were not to qualify as tax-free for U.S. federal income tax purposes, each Fortune Brands stockholder that is subject to U.S. federal income tax and who receives shares of MasterBrand common stock in the Distribution could be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Fortune Brands’ current and accumulated earnings and profits and then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Fortune Brands stock and finally as capital gain from the sale or exchange of Fortune Brands stock.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate level taxable gain to Fortune Brands under Section 355(e) of the Code if 50% or more, by vote or value, of our stock or Fortune Brands’ stock is acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Fortune Brands’ stock within two years before the Distribution, and any acquisitions or issuances of MasterBrand stock or Fortune Brands stock within two years after the Distribution are generally presumed to be part of such a plan, although we or Fortune Brands may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Fortune Brands’ stock within the two years before the Distribution that would be considered to occur as part of a plan or series of related transactions that includes the Distribution. If an acquisition or issuance of our stock or Fortune Brands stock triggers the application of Section 355(e) of the Code, Fortune Brands would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

Market for Our Common Stock

There is currently no public market for our common stock. A condition to the Distribution is the listing of our common stock on the NYSE. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “MBC”.

We anticipate that trading in shares of MasterBrand common stock will begin on a when-issued basis three trading days prior to the Distribution Date and will continue up to and including the Distribution Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of MasterBrand common stock that will be distributed to Fortune Brands stockholders on the Distribution Date. If you own shares of Fortune Brands common stock as of the Record Date, you will be entitled to shares of our common stock distributed pursuant to the Distribution. You may trade this entitlement to shares of MasterBrand common stock, without trading the shares of Fortune Brands common stock you own, on the when-issued market. On the first trading day following the Distribution Date, when-issued trading with respect to MasterBrand common stock will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the second full business day following the date of the transaction.

Trading of Common Stock after the Record Date and Prior to the Distribution

If you decide to sell any shares of Fortune Brands common stock after the Record Date, but before the Distribution Date, you should make sure your broker, bank or other nominee understands whether you want to sell your Fortune Brands common stock, the MasterBrand common stock you will be entitled to receive in the Distribution or both.

It is anticipated that, beginning shortly before the Record Date, and continuing until and including the Distribution Date, shares of Fortune Brands common stock that trade on the regular way market will trade with an entitlement to receive shares of MasterBrand common stock distributed pursuant to the Distribution. Therefore, if you sell shares of Fortune Brands common stock in the regular way market after the close of business on the Record Date and up to and including the Distribution Date, you will be selling your right to receive shares of MasterBrand common stock in the Distribution.

In addition, beginning three trading days prior to the Distribution Date, and continuing until and including the Distribution Date, shares of Fortune Brands common stock will trade in two markets on the NYSE: a regular way market and an ex-distribution market. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of MasterBrand common stock distributed pursuant to the Distribution. If you own shares of Fortune Brands common stock at 5:00 p.m., Central Time, on the Record Date and sell those shares on the ex-distribution market, up to and including the Distribution Date, you will still receive the shares of MasterBrand common stock that you would be entitled to receive pursuant to your ownership of the shares of Fortune Brands common stock on the Record Date.

Results of the Separation

After the Separation we will be an independent, publicly-traded company. Immediately following the Distribution, we expect to have approximately                stockholders of record, based on the number of registered stockholders of Fortune Brands common stock on                , 2022, and approximately                shares of MasterBrand common stock outstanding. The actual number of shares to be distributed will be determined on the Record Date and will reflect any exercise of Fortune Brands options and the vesting of Fortune Brands RSUs at any time prior to the Record Date.

We will enter into a Separation and Distribution Agreement and several other agreements with Fortune Brands to effect the Separation and Distribution and provide a framework for our relationship with Fortune Brands after the Separation. In connection with the Separation and prior to the Distribution, we and Fortune Brands will also enter into a Tax Allocation Agreement, a Transition Services Agreement and an Employee Matters Agreement and certain other agreements. We cannot assure you that these agreements are or will be on terms as favorable to us or to Fortune Brands as agreements with unaffiliated third parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands” in this Information Statement.

The Distribution will not affect the number of outstanding shares of Fortune Brands common stock or any rights of holders of Fortune Brands common stock.

Conditions to the Distribution

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions have been satisfied or waived by Fortune Brands:

•	the Board of Directors of Fortune Brands has authorized and approved the Distribution;

•

Fortune Brands has received an opinion of Sidley Austin LLP, counsel to Fortune Brands (or other nationally recognized tax counsel), in form and substance satisfactory to Fortune Brands, confirming the tax-free status of the Distribution for U.S. federal income tax purposes;

•

an independent financial advisory firm acceptable to Fortune Brands, in its sole and absolute discretion, has delivered opinions to Fortune Brands confirming the solvency and financial viability of MasterBrand and Fortune Brands, and such opinions have not been withdrawn or rescinded;

•

Fortune Brands and MasterBrand have prepared and MasterBrand, to the extent required under applicable law, has filed with the SEC any such documentation that Fortune Brands determines, in its sole and absolute discretion, is necessary or desirable to effectuate the Distribution and the other transactions contemplated by the Separation and Distribution Agreement, and each party has obtained all necessary approvals from the SEC;

•

Fortune Brands and MasterBrand have received all permits, registrations and consents required under the securities or “blue sky” laws of states or other political subdivisions of the United States or of applicable foreign jurisdictions in connection with the Distribution;

•

the SEC has declared effective our registration statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of our registration statement on Form 10 is in effect or, to the knowledge of Fortune Brands or MasterBrand, threatened by the SEC;

•	the mailing by Fortune Brands of this Information Statement to record holders of Fortune Brands common stock as of the Record Date;

•

the NYSE has approved the listing of our common stock, including shares that are subject to issuance under MasterBrand equity-based incentive plans, for listing, subject to official notice of issuance;

•

Fortune Brands and MasterBrand have received all material consents, registrations, approvals, material permits, clearances or authorizations from governmental authorities necessary to effect the Distribution and to permit the operation of our business after the Distribution Date;

•	our adoption of our charter and our bylaws and the filing of those documents with the SEC as exhibits to the registration statement on Form 10, of which this Information Statement forms a part;

•	the Internal Transactions have been consummated in accordance with the terms of the Separation and Distribution Agreement;

•	we have entered into the Financing Arrangements and received the proceeds of financings contemplated by the Separation, including the proceeds to be used by us to pay the Fortune Brands Cash Payment;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the transactions related thereto, is in effect, and no other event outside the control of Fortune Brands has occurred or failed to occur that prevents the consummation of the Distribution or any of the transactions related thereto;

•

Fortune Brands and MasterBrand have entered into certain conveyancing instruments and the Employee Matters Agreement, the Tax Allocation Agreement and the Transition Services Agreement and such instruments and agreements are in full force and effect; and

•

no other events or developments have occurred that, in the judgment of the Fortune Brands Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or any of the transactions contemplated by the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions will not create any obligation on the part of Fortune Brands to effect the Distribution, and the Board of Directors of Fortune Brands may terminate the Separation and Distribution Agreement and the Distribution at any time prior to the Distribution. The Board of Directors of Fortune Brands may waive any of these conditions in its sole and absolute discretion.

Incurrence of Debt

We expect to have $            million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements, the proceeds of which we intend to use to make the Fortune Brands Cash Payment and to pay related fees and expenses. See “Description of Certain Indebtedness.” We may also incur additional indebtedness in the future.

Dividends

We presently intend to retain future earnings, if any, to finance our business. As a result, we do not currently expect to pay any cash dividends, although we may do so in the future. All decisions regarding payment of future dividends will be made by our Board of Directors from time to time in accordance with applicable law and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. There can be no assurance that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the Distribution must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of our common stock in order to generate cash flow from your investment.

Reasons for Furnishing This Information Statement

This Information Statement is being furnished solely to provide information to Fortune Brands stockholders who are entitled to receive shares of MasterBrand common stock in the Distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date indicated on the cover page. Changes may occur after that date, and neither Fortune Brands nor MasterBrand undertakes any obligation to update such information except pursuant to our respective obligations under the securities laws.

CAPITALIZATION

The following table sets forth the unaudited cash and capitalization of MBCI and its consolidated subsidiaries as of June 26, 2022, on a historical basis and of the Company on a pro forma basis to give effect to the Separation and Distribution and the transactions related thereto as if they had occurred on June 26, 2022.

An explanation of the pro forma adjustments made to our historical unaudited condensed consolidated balance sheet as of June 26, 2022 are discussed in the section of this Information Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement.

You should read the information in the following table together with “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited pro forma condensed consolidated financial statements and accompanying notes included under “Unaudited Pro Forma Condensed Consolidated Financial Statements,” our audited consolidated financial statements and accompanying notes included elsewhere in this Information Statement, and our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly-traded company on June 26, 2022 and is not necessarily indicative of our future capitalization or financial condition.

(in millions)	As of June 26, 2022
	Historical	Pro Forma
Cash and cash equivalents(1)	$125.8	$

Debt, including current and long-term:
Financing Arrangements(2)	—

Total debt	$—	$
Equity:
Common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, pro forma	—
Paid-in capital	342.6
Accumulated other comprehensive loss	(2.6)
Retained earnings	2,273.4

Total equity	2,613.4

Total capitalization	$2,613.4	$

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for a description of pro forma adjustments to cash and cash equivalents.
(2)

Reflects the incurrence of an estimated $            million aggregate principal amount of indebtedness from one or more Financing Arrangements to finance our Separation from Fortune Brands, less $            million of debt issuance costs. See “Description of Certain Indebtedness.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and accompanying notes included elsewhere in this Information Statement and our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

Our unaudited pro forma condensed consolidated statement of income for our 2021 fiscal year has been derived from our audited consolidated financial statements, which are included elsewhere in this Information Statement, and our unaudited pro forma condensed consolidated statement of income for the twenty-six weeks ended June 26, 2022 and our unaudited pro forma condensed consolidated balance sheet as of June 26, 2022 have been derived from our unaudited condensed consolidated financial statements as of and for the twenty-six weeks ended June 26, 2022, which are included elsewhere in this Information Statement. Our historical financial statements include allocations of certain expenses from Fortune Brands. These costs may not be representative of the costs we will incur in the future as an independent, publicly-traded company.

Our unaudited pro forma condensed consolidated statements of income give effect to the Separation and Distribution as if they had occurred on December 28, 2020, the beginning of the most recent fiscal year for which audited financial statements are available. Our unaudited pro forma condensed consolidated balance sheet gives effect to the Separation and Distribution as if they had occurred on June 26, 2022, our most recent balance sheet date. The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement. The adjustments in our unaudited pro forma condensed consolidated financial statements have been identified and presented to provide relevant information in accordance with GAAP necessary for an illustrative understanding upon consummation of the Separation and Distribution.

Our unaudited pro forma condensed consolidated financial statements are not intended to represent what our results of operations or financial position would have been had the transactions contemplated by the Separation and Distribution Agreement occurred on the dates indicated. The unaudited pro forma condensed consolidated financial statements also should not be considered indicative of our future results of operations or financial position as an independent, publicly-traded company.

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared from Fortune Brands’ historical accounting records and are presented on a stand-alone basis including transaction accounting adjustments to reflect as if our operations had been conducted independently from Fortune Brands.

Transaction accounting adjustments that reflect the effects of the Separation and Distribution include the following adjustments:

•	a cash dividend from MasterBrand to Fortune Brands in connection with the repatriation of cash from MasterBrand’s Canadian subsidiaries to Fortune Brands;

•	the incurrence by MasterBrand of $ million aggregate principal amount of indebtedness under the Financing Arrangements;

•

the net settlement of any related party balances between MasterBrand and Fortune Brands as a net distribution of capital by MasterBrand to Fortune Brands of the net receivables owed by Fortune Brands to MasterBrand;

•	the payment by MasterBrand of the Fortune Brands Cash Payment to Fortune Brands by way of a cash dividend of funds received by MasterBrand under the Financing Arrangements;

•	the impact of the Separation and Distribution Agreement;

•	the recapitalization of MasterBrand’s common stock so that the number of outstanding shares of MasterBrand common stock owned by Fortune Brands immediately prior to the Distribution equals the number of shares of MasterBrand common stock to be distributed by Fortune Brands to Fortune Brands stockholders in the Distribution;

•

Fortune Brands effecting the Distribution by distributing all of the outstanding shares of MasterBrand common stock to the stockholders of Fortune Brands on the basis of                share of MasterBrand common stock for every                 share of Fortune Brands common stock; and

•	the impact of the aforementioned adjustments on our income tax expense.

Additionally, management adjustments are presented in the explanatory footnotes to the unaudited pro forma condensed consolidated statements of income for the twenty-six weeks ended June 26, 2022 and fiscal year ended December 26, 2021 to provide supplemental information to understand synergies and dis-synergies that are expected to result from the Separation, primarily comprising incremental costs that MasterBrand expects to incur as a standalone entity.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Twenty-Six Weeks Ended June 26, 2022

		Transaction Accounting Adjustments for the:
(in millions, except per share amounts)	Historical	Financing Transactions	Note 2	Separation	Note 3	Pro Forma
NET SALES	$1,632.7	$		$		$
Cost of products sold	1,172.1
Selling, general and administrative expenses	311.0
Amortization of intangible assets	8.9
Asset impairment charge	26.0
Restructuring charges	1.3

OPERATING INCOME	113.4

Related party interest income, net	(3.1)				(d)
Interest expense	—		(a)
Other expense, net	0.7

Income before taxes	115.8
Income tax expense	27.9		(c)		(j)

NET INCOME	$87.9	$		$		$

EARNINGS PER COMMON SHARE
(in thousands)
Basic and diluted earnings per common share	$87.90
COMMON SHARES OUTSTANDING
(in thousands)
Basic and diluted	1				(i)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 26, 2021

		Transaction Accounting Adjustments for the:
(in millions, except per share amounts)	Historical	Financing Transactions	Note 2	Separation	Note 3	Pro Forma Results
NET SALES	$2,855.3	$		$		$
Cost of products sold	2,071.4
Selling, general and administrative expenses	527.6				(e)
Amortization of intangible assets	17.8
Asset impairment charge	—
Restructuring charges	4.2

OPERATING INCOME	234.3

Related party interest income, net	(4.6)				(d)
Interest expense	—		(a)
Other expense, net	0.6

Income before taxes	238.3
Income tax expense (benefit)	55.7		(c)		(j)

NET INCOME	$182.6	$		$		$

EARNINGS PER COMMON SHARE
(in thousands)
Basic and diluted earnings per common share	$182.60
COMMON SHARES OUTSTANDING
(in thousands)
Basic and diluted	1				(i)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 26, 2022

		Transaction Accounting Adjustments for the:
(in millions)	Historical	Financing Transactions	Note 2	Separation	Note 3	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$125.8	$	(b)	$	(g), (h)	$
Accounts receivable less allowances for discounts and credit losses	332.4
Inventories	375.3
Other current assets	63.3

TOTAL CURRENT ASSETS	896.8
Property, plant and equipment, net of accumulated depreciation	339.9
Operating lease assets	55.1
Goodwill	925.9
Other intangible assets, net of accumulated amortization	380.5
Related party receivable	562.7				(f)
Other assets	34.3

TOTAL ASSETS	$3,195.2	$		$		$

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$236.7	$		$		$
Current operating lease liabilities	13.3
Other current liabilities	152.1				(e), (h)

TOTAL CURRENT LIABILITIES	402.1
Long-term debt	—		(b)
Deferred income taxes	78.4				(h)
Accrued defined benefits plan	8.9
Operating lease liabilities	44.0
Related party payable	19.4				(f)
Other non-current liabilities	29.0

TOTAL LIABILITIES	581.8
Commitments and Contingencies
Equity
Common stock	—				(i)
Paid-in capital	342.6				(i)
Accumulated other comprehensive loss	(2.6)
Retained earnings	2,273.4				(e), (f), (g), (h)
TOTAL EQUITY	2,613.4

TOTAL LIABILITIES AND EQUITY	$3,195.2	$		$		$

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1: Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared from Fortune Brands’ historical accounting records and are presented on a stand-alone basis as if our operations had been conducted independently from Fortune Brands in accordance with Article 11 of the SEC’s Regulation S-X, as amended.

Fortune Brands has historically provided financial support to us via our participation in Fortune Brands’ centralized approach to treasury, including financing and cash management activities. Under this centralized approach, cash management is performed through cash pooling arrangements. Under these cash pooling arrangements in the United States, cash balances are remitted regularly to Fortune Brands from our sweep accounts. Certain of our entities have standalone cash accounts that are not included in the centralized cash pooling arrangements. Our cash and cash equivalents on our historical consolidated balance sheets represent cash balances held in bank accounts owned by MBCI and its consolidated subsidiaries. All borrowings attributable to our business and due to or due from Fortune Brands are recorded as a related party receivable or a related party payable in our historical consolidated balance sheets. We expect these relationships to cease immediately prior to the Distribution Date and that we and Fortune Brands will net settle any related party balances between us and Fortune Brands as a net distribution of capital by us to Fortune Brands of the net receivables owed by Fortune Brands to us.

Our entry into the Transition Services Agreement, Tax Allocation Agreement and Employee Matters Agreement is not expected to have a material impact on the unaudited pro forma condensed consolidated balance sheet as of June 26, 2022 or the unaudited pro forma condensed consolidated statements of income for the year ended December 26, 2021 and the twenty-six weeks ended June 26, 2022 as the historical consolidated financial statements for those periods already reflect allocations of costs for these services that are not expected to be materially different under the agreements.

Note 2: Transaction Accounting Adjustments for the Financing Transactions

This note should be read in conjunction with the other notes in the unaudited pro forma condensed consolidated financial statements.

(a)

Represents the increase to interest expense of $         million and $         million for the twenty-six weeks ended June 26, 2022 and year ended December 26, 2021, respectively, resulting from interest expense associated with the Financing Arrangements of MasterBrand as described in Note 2(b). For purposes of preparation of the pro forma condensed consolidated statements of income, we have assumed a    % annual interest rate which is based on                    . A 1/8 of a percentage point increase or decrease in the assumed interest rate would result in a change of $             million and $         million in interest expense for the twenty-six weeks ended June 26, 2022 and year ended December 26, 2021, respectively.

(b)

Reflects the incurrence by MasterBrand of $        million aggregate principal amount of indebtedness under the Financing Arrangements (assumed                    -year term), which we expect to enter into in connection with the Separation, net of assumed debt issuance costs of $         million associated with the execution of the Financing Arrangements. See “The Separation—Incurrence of Debt” and “Description of Certain Indebtedness” for more information on the Financing Arrangements.

(c)	Represents the income tax effects of the adjustments at the applicable combined state and federal statutory tax rate of %.

Note 3: Transaction Accounting Adjustments for the Separation

This note should be read in conjunction with the other notes in the unaudited pro forma condensed consolidated financial statements.

(d)	Represents the removal of historical interest income, net on related party balances with Fortune Brands. We will not participate in Fortune Brands’ cash management programs after the Separation.

(e)

Represents the additional estimated non-recurring fees and expenses to be incurred associated with the Separation and Distribution including advisory fees, professional fees and other transaction related costs. These costs will not recur beyond 12 months after the Separation.

(f)

Represents the net settlement of any related party balances between MasterBrand and Fortune Brands as a net distribution of capital by MasterBrand to Fortune Brands of the net receivables owed by Fortune Brands to MasterBrand.

(g)	Reflects payment of the Fortune Brands Cash Payment as a dividend to Fortune Brands in the amount of $ million immediately prior to the Distribution.

(h)

Reflects payment of a $        million cash dividend from MasterBrand to Fortune Brands in connection with the repatriation of cash from MasterBrand’s Canadian subsidiaries to Fortune Brands immediately prior to the Distribution. For pro forma purposes, we estimate $         million in anticipated withholding taxes.

(i)

Reflects the distribution of MasterBrand’s common stock to the stockholders of Fortune Brands on the basis of                share of MasterBrand common stock for each share of Fortune Brands common stock on the Distribution Date. The par value of MasterBrand common stock will be $0.01 per share.

(j)	Represents the income tax effects of the adjustments at the applicable combined state and federal statutory tax rate of %.

Note 4: Management Adjustments

As a standalone public company, we expect to have incremental costs related to certain expenses previously allocated to us by Fortune Brands. Our historical consolidated financial statements include expense allocations for certain corporate functions performed on our behalf by Fortune Brands, including information technology, finance, executive, human resources and legal. We will also incur new costs relating to our public company reporting and compliance obligations as a standalone public company.

These incremental costs of MasterBrand are based on our expected organization chart and expected cost structure as a standalone company, adjusted for the allocated costs historically recorded within the financial statements. In order to determine these dis-synergies, MasterBrand prepared a detailed assessment of the resources and associated costs required as a baseline to stand up MasterBrand as a standalone company.

In addition to internal resources, third party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Fortune Brands. This process was used by all functions resulting in incremental costs when compared to the corporate allocations included in the historical financial statements.

Management believes that these cost estimates are reasonable and representative of the baseline costs, expected to be incurred within 12 months from the date of Separation, to stand up MasterBrand as a public company. However, actual additional costs that will be incurred could be different from these estimates. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the Separation and Distribution. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If MasterBrand decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of its future decisions and any incremental costs associated with these activities have not been included in the management adjustments below.

These management adjustments include forward-looking information. See “Cautionary Statement Concerning Forward-Looking Statements.”

The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the period presented.

The below table includes each category of management adjustment as well as the basis for each adjustment and specific method used to estimate the adjustment:

	26 Weeks Ended June 26, 2022			Year Ended December 26, 2021
(in millions, except per share amounts)	Pro forma Net Income	Pro forma basic EPS	Pro forma diluted EPS	Pro forma Net Income	Pro forma basic EPS	Pro forma diluted EPS
Pro forma
Management adjustments (pre-tax):
Costs incurred for services not previously provided by Fortune Brands or following the conclusion of the Transition Services Agreement
Less: Allocation of Fortune Brands corporate costs included in historical financial statements
Costs related to new share based compensation program

Total management adjustments (pre-tax)
Tax effect of management adjustments

Management adjustments (post-tax)

Pro forma net income after management adjustments

Weighted average common shares

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and the notes thereto which are included elsewhere in this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on management’s expectations, estimates, assumptions and projections about our industry, business and future financial results, based on information available at the time of the statement. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time or otherwise, except as required by law.

We believe the assumptions underlying our consolidated financial statements are reasonable. However, our consolidated financial statements included elsewhere in this Information Statement may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a standalone publicly-traded company during the periods presented.

Introduction

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is a supplement to the accompanying consolidated financial statements of MBCI and its consolidated subsidiaries and provides additional information on our business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. This MD&A includes certain historical consolidated financial data for MBCI and its subsidiaries. In July 2022, Fortune Brands subscribed to all of the shares of MasterBrand’s common stock upon its formation at a price per share equal to par value. Thereafter, MasterBrand became the parent of MBCI and MBCI was converted into a Delaware limited liability company, MBC LLC. MasterBrand is the registrant under the registration statement of which this Information Statement forms a part and will be the financial reporting entity following the consummation of the Separation.

MD&A is organized as follows:

•

Overview: This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Outlook: This section provides a discussion of management’s general outlook about market demand, our competitive position and product development.

•	Separation from Fortune Brands: This section provides a general discussion of our Separation from Fortune Brands.

•

Basis of Presentation: The Cabinets segment has historically been operated by MBCI. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MBC LLC. This section provides a discussion of the basis on which our consolidated financial statements were prepared, including our historical results of operations and adjustments thereto, primarily allocations of general corporate expenses from Fortune Brands.

•

Results of Operations: Our consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. This section provides an analysis of our results of operations for the twenty-six weeks ended June 26, 2022, as compared to the twenty-six weeks ended June 27, 2021. Our 2019, 2020 and 2021 fiscal years were 52-week periods that ended on December 29, 2019, December 27, 2020, and December 26, 2021, respectively. Unless the context otherwise requires, references to years and quarters contained in this Information Statement pertain to our fiscal years and fiscal quarters. Additionally, unless the context otherwise requires, references in this Information Statement to: (1) “2022,” “fiscal 2022” or our “2022 fiscal year” refers to our 2022 fiscal year that is a 52-week period that will end on December 25, 2022; (2)“2021,” “fiscal 2021” or our “2021 fiscal year” refers to our 2021 fiscal year that was a 52-week period that ended on December 26, 2021; (3) “2020,” “fiscal 2020” or our “2020 fiscal year” refers to our 2020 fiscal year that was a 52-week period that ended on December 27, 2020; and (4) “2019,” “fiscal 2019” or our “2019 fiscal year” refers to our 2019 fiscal year that was a 52-week period that ended on December 29, 2019. Furthermore, unless the context otherwise requires, reference in this Information Statement to: (1) “the first half of 2022” refers to the twenty-six weeks ended June 26, 2022, the first half of our 2022 fiscal year; and (2) “the first half of 2021” refers to the twenty-six weeks ended June 27, 2021, the first half of our 2021 fiscal year.

•

Liquidity and Capital Resources: This section provides a discussion of our financial condition and an analysis of our cash flows for the twenty-six weeks ended June 26, 2022 as compared to the twenty-six weeks ended June 27, 2021 and our 2021, 2020 and 2019 fiscal years. This section also provides a discussion of our contractual obligations, other purchase commitments and customer credit risk that existed at June 26, 2022 and December 26, 2021, as well as a discussion of our ability to fund our future commitments and ongoing operating activities through internal and external sources of capital.

•	Recently Issued Accounting Standards: This section identifies our adoption of recently issued accounting standards.

•

Critical Accounting Estimates: This section identifies and summarizes those accounting policies that significantly impact our reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

•

Quantitative and Qualitative Disclosures about Market Risk: This section discusses how we monitor and manage exposure to potential gains and losses associated with changes in interest rates, foreign currency exchange rates and commodity prices.

Overview

Founded nearly 70 years ago, we are the largest manufacturer of residential cabinets in North America, based on 2021 net sales. Our superior product quality, innovative design and service excellence drives a compelling value proposition. We have insight into the fashion and features consumers desire, which we use to tailor our product lines across price points. Our volume leadership allows us to achieve an advantaged cost structure and service platform by standardizing product platforms and components to the greatest extent possible—resulting in an improved facility footprint and an efficient supply chain. Further, our decades of experience have informed how we use global geographies to optimize procurement and manufacturing costs. Finally, with the most extensive dealer network throughout the United States and Canada, we have an advantaged distribution model that cannot be easily replicated. We expect to further extend our competitive advantages by using technology and data to enhance the consumer’s experience from visualization to ordering to delivery and installation.

We believe our exceptional transformation over the last few years is only beginning to unlock the potential value of our unique combination of scale, operational agility, data-first operating model and strong continuous improvement culture. We will continue to distinguish this advantaged platform by capitalizing on the powerful demographic trends that we expect will drive R&R and new construction growth for years to come. We believe the combination of our leading market position and size, strategic vision, strong partnerships and commitment to continuous improvement will drive our future growth.

We sell our products through various channels including dealers, retailers and builders. In addition, we are actively growing our presence in the emerging cabinets e-commerce channel, including through our channel partners’ on-line presence, and are actively partnering with leading players to develop continuing opportunities to penetrate and innovate in this exciting category.

We offer a comprehensive portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. Our products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. Our unique product portfolio allows homeowners to create the living spaces of their dreams, tailored to their price point and personalized for their individual style. While our product offerings may overlap in different categories, they generally follow the following characteristics: stock products provide consumers with a strong value proposition at entry level pricing, and these products benefit from low design complexity, standardized components and shorter lead times, while also offering exceptional quality and reliability; semi-custom products offer more styles and features than stock cabinets, allowing consumers to create a more personalized space at a lower price point compared to premium products; and finally premium products enable consumers to achieve their dream home by designing highly customized cabinets to meet their exact specifications—if they can dream it, we can make it.

Our business primarily relies on home improvement, R&R, and new home construction activity levels, principally in the U.S. and Canada. The housing market is sensitive to changes in economic conditions and other factors, such as the level of employment, access to and the cost of labor, consumer confidence, demographic changes, consumer income, government tax programs, home prices, availability of financing, inflation and interest rate levels. Substantially all of our sales are in the United States and Canada.

According to a 2021 study by FreddieMac, U.S. housing stock remains over three million homes underbuilt, and inventory continues to turn over rapidly. While rising interest rates may lead to a brief pause in activity while expectations are recalibrated, there are simply not enough homes to support pent-up demand. The U.S. has enjoyed long-term, sustained R&R growth; we estimate that U.S. R&R sales increased at a CAGR of 7% from 2018 to 2021. This growth is driven by aging U.S. housing stock, which has precipitated homeowners to upgrade outdated home spaces. According to the U.S. Census Bureau, U.S. new construction starts grew at a 9% CAGR from 2018 to 2021.

Over the twenty-six weeks ended June 26, 2022 as compared to the twenty-six weeks ended June 27, 2021, our net sales grew 17.1% as we benefited from favorable price, including price increases which helped to mitigate the impact of cumulative commodity and transportation cost increases, and higher sales volume across our product portfolio. Operating income declined 11.6% over the same period. The decline in operating income was primarily due to the impairment of an indefinite-lived tradename of $26.0 million in the second quarter ended June 26, 2022, and increased corporate expense allocations from Fortune Brands during the twenty-six weeks ended June 26, 2022 ($9.0 million increase). Aside from these factors, the first half of 2022 benefitted from higher volume, favorable price and manufacturing productivity improvements, partially offset by higher commodity, inbound transportation, distribution and employee-related costs.

Over our 2020 and 2021 fiscal years, our net sales grew at a compounded annual rate of 9% as we benefited from a growing U.S. home products market across all sales channels and broad cabinetry price increases to help mitigate the impact of cumulative commodity and transportation cost increases. Operating income grew at a compounded annual rate of 27% with consolidated GAAP operating margins between 6% and 8% from 2019 to 2021. Growth in operating income was primarily due to the higher sales volume and the benefits of manufacturing productivity programs.

During the first half of 2020, in response to the COVID-19 pandemic, a number of countries including the U.S. issued orders requiring nonessential businesses to close (“closure orders”) and ordered persons who were not engaged in essential businesses to stay at home. In general, many states and jurisdictions designated our products, our retail channel partners and residential construction as essential business activities. Although our financial results were negatively impacted by these closure orders during the second quarter of 2020, our sales volumes increased during the third and fourth quarters of 2020 and our 2021 fiscal year as a result of restrictions being relaxed.

Outlook

The North American market for our Cabinetry products consists of spending on both new home construction and R&R activities within existing homes. Because of the strong fundamentals underpinning housing, including favorable demographics, lack of supply and aged housing stock, we expect the robust housing market to remain elevated, even with the possibility of slower market growth due to rising interest rates. However, continued growth in the U.S. market for our home products may be impacted by consumer confidence, employment, wage growth, home prices, mortgage rates and credit availability.

In addition, we may continue to be impacted by, among other things, fluctuations in raw material, component, and labor availability and costs, tariffs, transportation costs, foreign exchange rates, inflation, interest rates and promotional activities among our competitors. We strive to offset the potential unfavorable impact of these items with productivity improvements and price adjustments.

Separation from Fortune Brands

On April 28, 2022, Fortune Brands announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company. Once the Separation is complete, we will be an independent, publicly-traded company. Fortune Brands will continue as an independent, publicly-traded company focused on its Home, Security and Building products categories. The Distribution is expected to be generally tax-free for U.S. federal income tax purposes to Fortune Brands, us and Fortune Brands stockholders. The Separation will be completed by way of a pro rata dividend of our common stock to stockholders of Fortune Brands common stock as of the Record Date. After the Separation, Fortune Brands stockholders will own 100% of the outstanding shares of our common stock, and we will operate as an independent, publicly-traded company.

Prior to the Separation, we and Fortune Brands expect to enter into a Separation and Distribution Agreement, a Transition Services Agreement, an Employee Matters Agreement and a Tax Allocation Agreement, which are described in “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands.” Consummation of the Separation is subject to certain conditions, as described in “The Separation—Conditions to the Distribution” in this Information Statement.

Fortune Brands believes that separating its Cabinets segment in current market conditions into a standalone publicly-traded company will significantly enhance the long-term growth and return prospects of Fortune Brands and our Company and offer substantially greater long-term value to stockholders, customers and employees of each company. Moreover, separating the Cabinets segment into an independent, standalone company with publicly traded stock will enable Fortune Brands to migrate those members of its stockholder base which are more aligned with the risk profile and market trends specific to the basic building products industry. In addition, the Separation will provide Fortune Brands and our Company with a number of benefits, including:

•

Strategic and Management Focus: The Separation will enable the management teams of Fortune Brands and our Company to better focus on strengthening their respective market-leading businesses and pursue distinct and targeted opportunities for long-term growth, profitability, and value creation. Like many of its competitors and peers, our Company believes that it will be more effective in managing its capital structure with credit tied more specifically to its industry and business performance and achieving greater margin expansion by focusing on its operational effectiveness specific to basic building products. A dedicated management team and board of directors for each company will streamline operational and strategic decision-making, and ensure management incentives are optimized and aligned with their respective strategic priorities and financial objectives in line with its distinct industry.

•

Resource Allocation and Capital Deployment: The Separation will provide an opportunity for Fortune Brands and our Company to implement tailored capital structures tied specifically to its industry and business that provide greater financial and operational flexibility and increased agility. Each company will be better positioned to more effectively allocate resources to address their unique operating needs relating to their distinct manufacturing and marketing requirements that are specific to their respective markets, invest in distinct strategic priorities that will maximize long-term potential, and manage capital return strategies.

•

Distinct Investment Opportunities and Investor Choice: The Separation will create two compelling investment opportunities for investors based on their unique operating models and financial profiles. It will also provide investors with enhanced insight into each company’s distinct value drivers and will allow for more targeted investment decisions.

Basis of Presentation

The Cabinets segment has historically been operated by MBCI. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MBC LLC. Our consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year and have been principally derived from the consolidated financial statements of our Company and its consolidated subsidiaries using the historical results of operations, and historical basis of assets and liabilities. Our consolidated financial statements have been prepared in accordance with GAAP. Our historical financial statements include allocations of expenses related to certain Fortune Brands corporate functions, including information technology, finance, executive, human resources and legal. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net sales, employee headcount or number of facilities, as applicable. Total expenses allocated for the twenty-six weeks ended June 26, 2022, the twenty-six weeks ended June 27, 2021, and our 2021, 2020 and 2019 fiscal years were $41.1 million, $29.3 million, $62.0 million, $61.6 million and $46.8 million, respectively. Of these allocations, $29.0 million, $19.8 million, $42.3 million, $42.4 million and $33.8 million, respectively, were not previously allocated to us for the twenty-six weeks ended June 26, 2022, the twenty-six weeks ended June 27, 2021, and our 2021, 2020 and 2019 fiscal years. Such amounts are primarily included within selling, general and administrative expenses in our consolidated statements of income and comprehensive income. We consider the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly-traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

The income tax amounts in our consolidated financial statements have been calculated on a separate return method and presented as if our operations were separate taxpayers in the respective jurisdictions.

Following the Separation, we expect that a limited number of services that Fortune Brands provided to us, or we provided to them, prior to the Separation will continue to be provided for a period of time under a Transition Services Agreement. We expect to incur certain costs to establish ourselves as a standalone public company, including services provided by our own resources or through third-party service providers relating to corporate functions, including information technology, finance, executive, human resources and legal services, as well as ongoing additional costs associated with operating as an independent, publicly-traded company.

All transactions between us and Fortune Brands previously resulting in related party balances will be settled in our consolidated financial statements immediately prior to the Distribution Date, including by our distributing to Fortune Brands the net receivables (including any unpaid accrued interest) owed by Fortune Brands to us. For more information regarding related party transactions with Fortune Brands, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Fortune Brands” and Note 18 of our audited consolidated financial statements and Note 14 of our unaudited condensed consolidated financial statements, which are included elsewhere in this Information Statement. Fortune Brands utilizes a central approach to treasury management, and we historically participated in related cash pooling arrangements. Our cash and cash equivalents on our consolidated balance sheets represent cash balances held in bank accounts owned by MBCI and its consolidated subsidiaries. As of June 26, 2022, we have no third-party borrowings. All borrowings attributable to our business and due to Fortune Brands are recorded as “related party payable” in our consolidated balance sheets and classified as current or noncurrent based on loan maturity dates. Fortune Brands’ third-party debt and related interest expense have not been attributed to us as we are not the legal obligor of the debt, and the borrowings are not specifically identifiable to us. However, we expect to have $                million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements, which would result in additional interest expense in future periods.

Results of Operations

The following discussion of consolidated results of operations refers to the twenty-six weeks ended June 26, 2022 compared to the twenty-six weeks ended June 27, 2021, our 2021 fiscal year compared to our 2020 fiscal year and our 2020 fiscal year compared to our 2019 fiscal year.

Twenty-Six Weeks Ended June 26, 2022 Compared to the Twenty-Six Weeks Ended June 27, 2021

	Twenty-Six Weeks Ended
(In millions)	June 26, 2022	$ change	% change	June 27, 2021
Net sales	$1,632.7	$238.7	17.1%	1,394.0
Cost of products sold	1,172.1	174.4	17.5%	997.7
Selling, general and administrative expenses	311.0	52.6	20.4%	258.4
Amortization of intangible assets	8.9	—	0.0%	8.9
Asset impairment charge	26.0	26.0	n/m (1)	—
Restructuring charges	1.3	(0.5)	(27.8)%	1.8

Operating income	113.4	(13.8)	(10.8)%	127.2
Related party interest income, net	(3.1)	(1.1)	55.0%	(2.0)
Other expense, net	0.7	0.5	n/m (1)	0.2

Income before taxes	115.8	(13.2)	(10.2)%	129.0
Income tax expense	27.9	(1.1)	(3.8)%	29.0

Net income	$87.9	$(12.1)	(12.1)%	100.0

(1)	Not meaningful.

Net sales

Net sales were $1,632.7 million for the twenty-six weeks ended June 26, 2022 compared to $1,394.0 million for the twenty-six weeks ended June 27, 2021, an increase of $238.7 million, or 17.1%. The increase was due to favorable price, including price increases which helped to mitigate the impact of cumulative commodity and transportation cost increases, and higher sales volume across our product portfolio ($50.8 million). Foreign currency impact was $1.4 million unfavorable in the first half of 2022 as compared to the first half of 2021.

Cost of products sold

Cost of products sold increased by $174.4 million, or 17.5%, to $1,172.1 million in the first half of 2022 as compared to $997.7 million in the first half of 2021, primarily due to increased sales volume, as well as commodity cost inflation, labor inflation and higher inbound transportation costs. These increases were partially offset by manufacturing productivity improvements.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $52.6 million, or 20.4%, to $311.0 million (19.0% of net sales) in the first half of 2022 compared to $258.4 million (18.5% of net sales), primarily due to higher distribution and employee-related costs ($5.1 million), as well as increased corporate expense allocations from Fortune Brands ($9.2 million).

Asset impairment charge

We incurred an asset impairment charge of $26.0 million for the twenty-six weeks ended June 26, 2022 related to an indefinite-lived tradename. During the second quarter ended June 26, 2022, production was shifted within our manufacturing footprint to enable what we expect to be a higher value purpose and growth opportunity, which led to downward revisions to forecasted revenue growth rates associated with the tradename.

Restructuring charges

Restructuring charges were $1.3 million in the first half of 2022 as compared to $1.8 million in the first half of 2021. These charges were primarily related to production shifts within our manufacturing footprint.

Operating income

We recorded operating income of $113.4 million for the twenty-six weeks ended June 26, 2022, compared to operating income of $127.2 million for the twenty-six weeks ended June 27, 2021. The $13.8 million, or 10.8%, decrease in operating income was primarily due to an asset impairment charge of $26.0 million and increased corporate expense allocations from Fortune Brands during the twenty-six weeks ended June 26, 2022. Aside from these items, the first half of 2022 benefitted from higher volume, favorable price and manufacturing productivity improvements, which were partly offset by higher commodity, inbound transportation, distribution and employee-related costs.

Related party interest income, net

Related party interest income, net, was $3.1 million in the first half of 2022 as compared to $2.0 million in the first half of 2021. The increase of $1.1 million was in a related party loan receivable from Fortune Brands, as excess cash generated by our operations is remitted to Fortune Brands on a regular basis through the cash pooling arrangements.

Other expense, net

Other expense, net, of $0.7 million in the first half of 2022 was comparable to other expense, net of $0.2 million in the first half of 2021.

Income taxes

The effective income tax rates for the twenty-six weeks ended June 26, 2022 and the twenty-six weeks ended June 27, 2021 were 24.1% and 22.5%, respectively. The effective income tax rates in the first half of 2022 and the first half of 2021 were unfavorably impacted by state and local income taxes and favorably impacted by share-based compensation and foreign income taxed at lower rates.

Net income

Net income was $87.9 million for the twenty-six weeks ended June 26, 2022 compared to $100.0 million for the twenty-six weeks ended June 27, 2021. The $12.1 million, or 12.1%, decrease in net income was primarily due to the decrease in operating income.

2021, 2020 and 2019 fiscal years

(In millions)	2021	$ Change	% Change	2020	$ Change	% Change	2019
Net sales	$2,855.3	$386.0	15.6%	$2,469.3	$80.6	3.4%	$2,388.7
Cost of products sold	2,071.4	305.1	17.3	1,766.3	69.4	4.1	1,696.9
Selling, general and administrative expenses	527.6	54.0	11.4	473.6	(4.2)	(0.9)	477.8
Amortization of intangible assets	17.8	—	—	17.8	—	—	17.8
Asset impairment charges	—	(9.5)	(100.0)	9.5	(32.0)	(77.1)	41.5
Restructuring charges	4.2	(1.9)	(31.1)	6.1	(4.1)	(40.2)	10.2

Operating Income	234.3	38.3	19.5	196.0	51.5	35.6	144.5
Related party interest income, net	(4.6)	(2.2)	91.7	(2.4)	(2.3)	n/m	(0.1)
Other expense, net	0.6	(1.6)	(2.7)	2.2	(7.2)	(76.6)	9.4

Income before taxes	238.3	42.1	21.5	196.2	61.0	45.1	135.2
Income taxes	55.7	5.2	10.3	50.5	16.0	46.4	34.5

Net income	$182.6	$36.9	25.3%	$145.7	$45.0	44.7%	$100.7

(1)	Not meaningful.

Fiscal 2021 Compared to Fiscal 2020

Net sales

Net sales were $2,855.3 million in fiscal 2021 compared to $2,469.3 million in fiscal 2020, an increase of $386.0 million, or 15.6%. The increase was due to higher sales volume across our product portfolio ($184.0 million), including a favorable comparison to fiscal 2020 when our volume was impacted by the COVID-19 pandemic, as well as favorable price, with fiscal 2021 price increases helping to mitigate the impact of cumulative commodity and transportation cost increases. Foreign currency impact in fiscal 2021 was also $7.7 million favorable as compared to fiscal 2020.

Cost of products sold

Cost of products sold increased $305.1 million, or 17.3%, to $2,071.4 million in fiscal 2021 as compared to $1,766.3 million in fiscal 2020, primarily due to increased sales volume, as well as commodity cost inflation and labor inflation. These increases were partially offset by the benefit from manufacturing productivity improvements.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $54.0 million, or 11.4%, to $527.6 million (18.5% of net sales) in fiscal 2021 compared to $473.6 million (19.2% of net sales) in fiscal 2020. This increase was primarily due to higher distribution and employee-related costs ($13.3 million).

Asset impairment charges

We incurred asset impairment charges of $9.5 million in fiscal 2020 related to the impairment of indefinite-lived tradenames, primarily as a result of forecasted sales declines resulting from the COVID-19 pandemic, which did not recur in fiscal 2021.

Restructuring charges

Restructuring charges were $4.2 million in fiscal 2021, which largely related to severance costs associated with the relocation of manufacturing facilities. Restructuring charges were $6.1 million in fiscal 2020, primarily related to headcount actions associated with the COVID-19 pandemic across our business.

Operating income

We recorded operating income of $234.3 million in fiscal 2021, compared to operating income of $196.0 million in fiscal 2020. The $38.3 million, or 19.5%, increase in operating income was primarily due to higher volume, favorable price and manufacturing productivity improvements. These factors were partly offset by higher commodity, distribution and employee-related costs and increased volume-based rebate costs, as well as unfavorable foreign currency impact. Fiscal 2020 included an asset impairment charge of $9.5 million, which did not recur in fiscal 2021.

Related party interest income, net

Related party interest income, net, was $4.6 million in fiscal 2021 as compared to $2.4 million in fiscal 2020. The increase of $2.2 million was primarily due to an increase in a related party loan receivable from Fortune Brands, as excess cash generated by our operations is remitted to Fortune Brands on a regular basis through the cash pooling arrangements.

Other expense, net

Other expense, net, was $0.6 million in fiscal 2021 as compared to $2.2 million in fiscal 2020. The decrease of $1.6 million in other expense was primarily due to the change in actuarial losses within our defined benefit plan, which represent the impact of changes in discount rates and differences between expected and actual returns on plan assets.

Income taxes

The effective income tax rates for fiscal 2021 and fiscal 2020 were 23.4% and 25.7%, respectively. The fiscal 2021 and fiscal 2020 effective income tax rates were unfavorably impacted by state and local income taxes and favorably impacted by foreign income taxed at lower rates. The fiscal 2021 effective rate was favorably impacted by decreases in uncertain tax positions and the fiscal 2020 effective rate was unfavorably impacted by increases in uncertain tax positions.

Net income

Net income was $182.6 million for our 2021 fiscal year compared to $145.7 million for our 2020 fiscal year. The $36.9 million, or 25.3%, increase in net income was primarily due to the increase in operating income.

Fiscal 2020 Compared to Fiscal 2019

Net sales

Net sales were $2,469.3 million in fiscal 2020 compared to $2,388.7 million in fiscal 2019, an increase of $80.6 million, or 3.4%. The increase was due to higher volume ($117.7 million) and price increases to help mitigate the cumulative impact of tariffs and higher transportation costs. These factors were partly offset by unfavorable product mix, as well as unfavorable foreign currency impact of $1.3 million.

Cost of products sold

Cost of products sold increased by $69.4 million, or 4.1%, to $1,766.3 million in fiscal 2020 as compared to $1,696.9 million in fiscal 2019. This increase was due to increased sales volume, as well as commodity cost inflation and labor inflation. These unfavorable items were partially offset by the benefit from manufacturing productivity improvements.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $4.2 million, or 0.9%, to $473.6 million (19.2% of net sales) in fiscal 2020 compared to $477.8 million (20.0% of net sales) in fiscal 2019. The decrease was due to lower employee-related costs and benefits from organizational restructuring initiatives, partly offset by higher distribution costs and increased corporate expense allocation ($8.5 million), consistent with increased costs at the Fortune Brands level.

Asset impairment charges

We incurred asset impairment charges of $9.5 million in fiscal 2020 related to the impairment of indefinite-lived tradenames, primarily as a result of forecasted sales declines resulting from the COVID-19 pandemic. In fiscal 2019, we incurred asset impairment charges of $41.5 million related to the impairment of two indefinite-lived tradenames, which resulted from changes in consumer demand, which led to reductions in future growth rates related to these tradenames.

Restructuring charges

Restructuring charges were $6.1 million in fiscal 2020, primarily related to headcount actions associated with the COVID-19 pandemic across our business. Restructuring charges were $10.2 million in fiscal 2019, primarily related to severance costs.

Operating income

We recorded operating income of $196.0 million in fiscal 2020, compared to operating income of $144.5 million in fiscal 2019. The $51.5 million, or 35.6%, increase in operating income was primarily due to higher volume, favorable price and manufacturing productivity improvements. These factors were partially offset by higher distribution and employee-related costs and higher corporate expense allocation from Fortune Brands. Fiscal 2019 included an asset impairment charge of $41.5 million, as compared to an asset impairment charge of $9.5 million in fiscal 2020.

Related party interest income, net

Related party interest income, net, was $2.4 million in fiscal 2020 compared to $0.1 million in fiscal 2019. The increase of $2.3 million was primarily due to an increase in a related party loan receivable from Fortune Brands, as excess cash generated by our operations is remitted to Fortune Brands on a regular basis through the cash pooling arrangements.

Other expense, net

Other expense, net, was $2.2 million in fiscal 2020 as compared to $9.4 million in fiscal 2019. The decrease of $7.2 million in other expense was primarily due to the change in actuarial losses within our defined benefit plan, which represent the impact of changes in discount rates and differences between expected and actual returns on plan assets.

Income taxes

The effective income tax rates for fiscal 2020 and fiscal 2019 were 25.7% and 25.5%, respectively. The fiscal 2020 and fiscal 2019 effective income tax rates were unfavorably impacted by state and local income taxes, increases in uncertain tax positions and U.S. foreign income inclusions. The fiscal 2019 effective income tax rate was also unfavorably impacted by the deferred impact of state rate changes. Both fiscal 2020 and fiscal 2019 expenses were offset by foreign income taxed at lower rates.

Net income

Net income was $145.7 million for our 2020 fiscal year compared to $100.7 million for our 2019 fiscal year. The $45.0 million, or 44.7%, increase in net income was primarily due to the increase in operating income.

Liquidity and Capital Resources

Our primary liquidity needs have historically been to support working capital requirements and fund capital expenditures. In the future, we may have liquidity needs to finance acquisitions and return cash to stockholders, if and when appropriate. Historically, our principal sources of liquidity have been cash on hand, cash flows from operating activities and financial support from Fortune Brands via participation in Fortune Brands’ centralized approach to treasury, including financing and cash management activities. Under this centralized approach, cash management is performed through cash pooling arrangements. Certain of our entities have standalone cash accounts that are not included in the centralized cash pooling arrangements. All cash balances specifically identifiable to us are included in our consolidated balance sheets and statement of cash flows. The cash flows presented in our consolidated statement of cash flows may not be indicative of the cash flows we would have recognized had we operated as a standalone publicly-traded company for the periods presented.

After the Separation, we will no longer have financial support from Fortune Brands. Our operating income is generated by our subsidiaries. There are no restrictions on the ability of our subsidiaries to pay dividends or make other distributions to MasterBrand. Following the Separation, we expect to periodically review our portfolio of brands, manufacturing and supply chain footprint, and evaluate potential strategic transactions to increase stockholder value. However, we cannot predict whether or when we may enter into acquisitions, joint ventures or dispositions, or what impact any such transactions could have on our results of operations, cash flows or financial condition. Our cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section entitled “Risk Factors” in this Information Statement.

We have no third-party borrowings as of June 26, 2022. We expect to have $                million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements, the proceeds of which we intend to use to make the Fortune Brands Cash Payment and to pay related fees and expenses. See “The Separation—Incurrence of Debt” and “Description of Certain Indebtedness.” We may also incur additional indebtedness in the future.

Cash Flows

Below is a summary of cash flows for the twenty-six weeks ended June 26, 2022 and June 27, 2021 and the fiscal years ended December 26, 2021, December 27, 2020 and December 29, 2019.

	For the twenty-six weeks ended		Fiscal years
(In millions)	June 26, 2022	June 27, 2021	2021	2020	2019
Net cash provided by operating activities	$76.1	$76.0	$148.2	$204.6	$148.6
Net cash used in investing activities	(22.1)	(18.5)	(51.5)	(26.7)	(28.8)
Net cash used in financing activities	(69.6)	(64.0)	(109.7)	(179.2)	(83.6)
Effect of foreign exchange rate changes on cash	—	0.6	0.1	0.8	1.0

Net (decrease) increase in cash and cash equivalents	$(15.6)	$(5.9)	$(12.9)	$(0.5)	$37.2

Twenty-Six Weeks Ended June 26, 2022 and Twenty-Six Weeks Ended June 27, 2021

Net cash provided by operating activities included net income of $87.9 million and a non-cash expense of $26.0 million related to an asset impairment charge in the first half of 2022, as compared to net income of $100.0 million in the first half of 2021. Both periods reflected unfavorable increases in accounts receivable, related to higher net sales from the prior period. Both periods also reflected increased inventory. The increase in inventory in the first half of 2022 served to mitigate the impact of an uncertain and volatile global supply chain environment, while the increase in the first half of 2021 reflected actions to serve the increased sales volume. These unfavorable movements were partially offset by a favorable increase in accounts payable reflecting the higher inventory purchases.

Net cash used in investing activities was $22.1 million in the twenty-six weeks ended June 26, 2022 compared to net cash used in investing activities of $18.5 million in the twenty-six weeks ended June 27, 2021. The increase of $3.6 million was primarily due to continued manufacturing capacity expansion.

Net cash used in financing activities reflect our cash remittances to Fortune Brands net of cash lending from Fortune Brands to finance our operations. The financing relationship with Fortune Brands will cease as of the date of Separation. Net cash used in financing activities was $69.6 million in the twenty-six weeks ended June 26, 2022 compared to net cash used in financing activities of $64.0 million in the twenty-six weeks ended June 27, 2021. The increase of $5.6 million was primarily due to the increase in remittances of cash to Fortune Brands resulting from the associated increase in cash flow from operations in the twenty-six weeks ended June 26, 2022 as compared to the twenty-six weeks ended June 27, 2021.

Fiscal 2021, 2020 and 2019

Net cash provided by operating activities was $148.2 million in fiscal 2021 compared to $204.6 million in fiscal 2020. The reduced cash flow from operating activities was the result of an increase in accounts receivable, driven by higher sales, and an increase in inventories, as inventory levels were raised in response to demand. These unfavorable cash flow movements were partially offset by higher net income in fiscal 2021 as compared to fiscal 2020, and higher accounts payable in fiscal 2021, driven by the increase in inventory purchases.

Net cash provided by operating activities was $204.6 million in fiscal 2020 and $148.6 million in fiscal 2019. The improvement in operating cash flow was due primarily to improved net income and higher accounts payable. An increase in accounts receivable in fiscal 2020 partially offset these favorable movements.

Net cash used in investing activities was $51.5 million in fiscal 2021, compared to $26.7 million in fiscal 2020. An increase in capital spending as a result of a plant expansion drove the increase in fiscal 2021. Net cash used in investing activities was $26.7 million in fiscal 2020, comparable to net cash used of $28.8 million in fiscal 2019.

Net cash used in financing activities reflect our cash remittances to Fortune Brands net of cash lending from Fortune Brands to finance our operations. The financing relationship with Fortune Brands will cease as of the date of Separation. Net cash used in financing activities was $109.7 million in fiscal 2021, compared to $179.2 million in fiscal 2020. The decrease of $69.5 million was primarily due to the decrease in cash flow from operations in 2021 as compared to 2020. Cash generated from operations is remitted to Fortune Brands on a regular basis through cash pooling arrangements. Net cash used in financing activities was $179.2 million in fiscal 2020, compared to $83.6 million in fiscal 2019. The increase of $95.6 million was primarily due to the increase in remittances of cash to Fortune Brands resulting from the associated increase in cash flow from operations in fiscal 2020 as compared to fiscal 2019.

Customer Credit Risk

We routinely grant unsecured credit to customers in the normal course of business. Accounts receivable were $395.7 million and $368.7 million as of June 26, 2022 and December 26, 2021, respectively, and are recorded at their stated amount less allowances for discounts and doubtful accounts. Allowances for doubtful accounts include provisions for certain customers where a risk of default has been specifically identified, as well as provisions determined on a general formula basis when it is determined that the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience, existing economic conditions and estimated future collection expectations. In accordance with our policy, our allowance for doubtful accounts was $9.2 million and $2.5 million as of June 26, 2022 and December 26, 2021, respectively. The conditions in the global economy and ongoing volatility may reduce our customers’ ability to access sufficient liquidity and capital to fund their operations and make our estimation of customer defaults inherently uncertain. While we believe current allowances for doubtful accounts are adequate, it is possible that continued weak economic conditions may cause significantly higher levels of customer defaults and bad debt expense in future periods.

Pension Plans

We sponsor multiple pension plans; however, all plans have been frozen to new participants and benefit accruals were frozen for active participants on or prior to December 31, 2016. The defined benefit pension plan is funded with a portfolio of investments maintained within our benefit plan trust. As of December 26, 2021, the aggregate fair value of our pension plan assets was $166.2 million, representing 96% of the accumulated benefit obligation liability. In the fiscal year ending December 25, 2022, we expect to make pension contributions of approximately $1.0 million. For the foreseeable future, we believe that we have sufficient liquidity to meet the minimum funding that may be required by the Pension Protection Act of 2006.

Foreign Exchange

We have operations in various foreign countries, principally Canada and Mexico. Therefore, changes in the value of the related currencies affect our financial statements when translated into U.S. dollars.

Contractual Obligations and Other Commercial Commitments

The following summarizes our contractual obligations and commitments as of June 26, 2022 and December 26, 2021. Purchase obligations were $237.6 million and $271.2 million, of which $220.2 million and $262.6 million are due within one year as of June 26, 2022 and December 26, 2021, respectively. Purchase obligations include contracts for raw materials and finished goods purchases, selling and administrative services and capital expenditures. Total lease payments under non-cancellable operating leases as of June 26, 2022 were $7.3 million in 2022, $13.7 million in 2023, $11.8 million in 2024, $8.5 million in 2025, $5.9 million in 2026 and $15.1 million thereafter. Total lease payments under non-cancellable operating leases as of December 26, 2021 were $14.6 million in 2022, $13.6 million in 2023, $11.9 million in 2024, $7.9 million in 2025, $5.8 million in 2026 and $15.1 million thereafter.

Due to the uncertainty of the timing of settlement with taxing authorities, we are unable to make reasonably reliable estimates of the period of cash settlement of unrecognized tax benefits. Therefore, $20.2 million of unrecognized tax benefits as of June 26, 2022 and December 26, 2021 have been excluded from the paragraph above.

In addition to the contractual obligations and commitments described above, we also had other corporate commercial commitments for which we are contingently liable as of June 26, 2022 and December 26, 2021. Other corporate commercial commitments include standby letters of credit of $1.3 million and $1.7 million as of June 26, 2022 and December 26, 2021, respectively.

Debt and interest payments due during the next five years are not material as of June 26, 2022 and December 26, 2021, respectively.

We do not currently have any off-balance sheet arrangements that are material or reasonably likely to be material to our financial condition or results of operations.

Derivative Financial Instruments

In accordance with Accounting Standards Codification (“ASC”) requirements for derivatives and hedging, we recognize all derivative contracts as either assets or liabilities on the balance sheet, and the measurement of those instruments is at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income (loss) (“OCI”) and are recognized in the consolidated statement of income when the hedged item affects earnings. If the derivative is designated as an effective economic hedge of the net investment in a foreign operation, the changes in the fair value of the derivative is reported in the cumulative translation adjustment section of OCI. Similar to foreign currency translation adjustments, these changes in fair value are recognized in earnings only when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

Deferred currency gains (loss) of $1.7 million, $1.6 million, $2.9 million, $(2.3) million and $1.8 million (before tax impact) were reclassified into earnings for the twenty-six weeks ended June 26, 2022, the twenty-six weeks ended June 27, 2021 and our 2021, 2020 and 2019 fiscal years, respectively. Based on foreign exchange rates as of June 26, 2022, we estimate that $0.1 million of net derivative gain included in other comprehensive income (“AOCI”) as of June 26, 2022, will be reclassified to earnings within the next twelve months.

Foreign Currency Risk

Certain anticipated transactions, assets and liabilities are exposed to foreign currency risk. Principal currencies hedged include the Canadian dollar and the Mexican peso. We regularly monitor our foreign currency exposures in order to maximize the overall effectiveness of our foreign currency hedge positions.

Recently Issued Accounting Standards

The adoption of recent accounting standards, as discussed in Note 2 of our audited consolidated financial statements and unaudited condensed consolidated financial statements, which are included elsewhere in this Information Statement, has not had and is not expected to have a significant impact on our revenue, earnings or liquidity.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 of our audited consolidated financial statements, which are included elsewhere in this Information Statement. Our audited consolidated financial statements and unaudited condensed consolidated financial statements are prepared in conformity with GAAP. Preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the amounts of assets and liabilities reflected in the financial statements and revenues and expenses reported for the relevant reporting periods. We believe the policies discussed below are our critical accounting policies as they include the more significant, subjective and complex judgments and estimates made when preparing our consolidated financial statements.

Inventories

Inventory provisions are recorded to reduce inventory to the net realizable dollar value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes. In accordance with this policy, our inventory provision was $18.2 million, $13.6 million and $18.3 million as of June 26, 2022, December 26, 2021 and December 27, 2020, respectively.

Goodwill and Indefinite-lived Intangible Assets

In accordance with ASC Topic 350, Intangibles—Goodwill and Other, goodwill is tested for impairment at least annually in the fourth quarter and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

To evaluate the recoverability of goodwill, we first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired. Qualitative factors include changes in volume, margin, customers and the industry. If it is deemed more likely than not that goodwill for a reporting unit is impaired, we will perform a quantitative impairment test using a weighting of the income and market approaches. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. For the income approach, we use a discounted cash flow model, estimating the future cash flows of the reporting units to which the goodwill relates and then discounting the future cash flows at a market-participant-derived discount rate. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. Furthermore, our cash flow projections used to assess impairment of our goodwill and other intangible assets are significantly influenced by our projection for the U.S. home products market, our annual operating plans finalized in the fourth quarter of each fiscal year and our ability to execute on various planned cost reduction initiatives supporting operating income improvements. Our projection for the U.S. home products market is inherently uncertain and is subject to a number of factors, such as employment, home prices, credit availability, new home starts and the rate of home foreclosures. For the market approach, we apply market multiples for peer groups to the current operating results of the reporting units to determine the reporting unit’s fair value. Our reporting unit is our operating segment. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss based on that difference.

The significant assumptions that are used to determine the estimated fair value for goodwill impairment testing include the following: third-party market forecasts of U.S. new home starts and home R&R spending; management’s sales, operating income and cash flow forecasts; peer company earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples; the market-participant-based discount rate; and the perpetuity growth rate. Our estimates of reporting unit fair values are based on certain assumptions that may differ from our historical and future actual operating performance. Specifically, assumptions related to growth in the new construction and R&R market of the U.S. home products markets drive our forecasted sales growth. The market forecasts are developed using independent third-party forecasts from multiple sources. In addition, estimated future operating income and cash flow consider our historical performance at similar levels of sales volume and management’s future operating plans as reflected in annual and long-term plans that are reviewed and approved by management.

Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to us indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We measure the fair value of identifiable intangible assets upon acquisition and we review for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The significant assumptions that are used to determine the estimated fair value for indefinite-lived intangible assets upon acquisition and subsequent impairment testing are: forecasted revenue growth rates; the assumed royalty rates; and the market-participant discount rates.

We first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. Qualitative factors include changes in volume, customers and the industry. If it is deemed more likely than not that an intangible asset is impaired, we will perform a quantitative impairment test. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. We measure fair value of our indefinite-lived tradenames using the relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The determination of fair value using this technique requires the use of estimates and assumptions related to forecasted revenue growth rates, the assumed royalty rates and the market-participant discount rates. During our 2021 annual impairment test, of our $231.8 million indefinite-lived tradenames, we tested $180.7 million quantitatively, and the remainder was assessed using qualitative factors. There were no impairments for the fiscal year ended December 26, 2021. See Notes 2 and 4 of our audited consolidated financial statements, which are included elsewhere in this Information Statement, for additional information.

In the third quarter ended September 29, 2019, we recognized an impairment charge of $29.5 million related to an indefinite-lived tradename, which was primarily the result of a continuing shift in consumer demand from higher-priced cabinetry products to value-priced cabinetry products, which led to consecutive downward adjustments of sales forecasts and future growth rates associated with the tradename. In the second quarter ended June 26, 2022, we recognized an impairment charge of $26.0 million related to the same indefinite-lived tradename. During the second quarter ended June 26, 2022, production was shifted within our manufacturing footprint to enable what we expect to be a higher value purpose and growth opportunity, which led to downward revisions to forecasted revenue growth rates associated with the tradename. As of June 26, 2022 and December 26, 2021, the carrying value of this tradename was $59.0 million and $85.0 million, respectively.

In the first quarter ended March 29, 2020, we recognized an impairment charge of $9.5 million related to another indefinite-lived tradename. This charge was primarily the result of lower expected sales of premium cabinetry products related to the impact of COVID-19. In the fourth quarter ended December 29, 2019, we recognized an impairment charge of $12.0 million related to the same indefinite-lived tradename, which was the result of a strategic shift and acceleration of our capacity rebalancing initiatives from premium cabinetry products to stock cabinetry products as a result of lower than expected sales of premium cabinetry products compared to prior forecasts. As of June 26, 2022 and December 26, 2021, the carrying value of this tradename was $29.1 million.

The fair values of the impaired tradenames were measured using the relief-from-royalty approach, which estimates the present value of royalty income that could be hypothetically earned by licensing the tradename to a third party over its remaining useful life. Some of the more significant assumptions inherent in estimating the fair values include forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates that reflect the level of risk associated with the tradenames’ future revenues and profitability. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, and management plans. These assumptions represent Level 3 inputs of the fair value hierarchy. See Notes 4 and 7 of our audited consolidated financial statements, which are included elsewhere in this Information Statement, for additional information.

The significant assumptions used to estimate the fair values of the tradenames tested quantitatively during the twenty-six weeks ended June 26, 2022 and the fiscal years ended December 26, 2021 and December 27, 2020 were as follows:

	Fiscal years
	June 26, 2022	2021			2020
Unobservable Input	Assumption	Minimum	Maximum	Weighted Average(a)	Minimum	Maximum	Weighted Average(a)
Discount rate	11.6%	10.9%	11.5%	11.2%	12.8%	13.2%	12.9%
Royalty rate(b)	3.0%	2.4%	4.0%	3.4%	2.4%	4.0%	3.3%
Long-term revenue growth rate(c)	1.0%	1.0%	3.0%	2.6%	1.0%	3.0%	2.6%

(a)	Weighted by the relative fair value of the tradenames that were tested quantitatively.
(b)	Represents estimated percentage of sales a market-participant would pay to license the tradenames that were tested quantitatively.
(c)	Selected long-term revenue growth rate within 10-year projection period of the tradenames that were tested quantitatively.

A 50 basis point change in any of the significant assumptions used during the fiscal year ended December 26, 2021 would not have resulted in an impairment being recognized when estimating the fair value of our indefinite-lived tradenames. A 50 basis point change in any of the significant assumptions used during the twenty-six weeks ended June 26, 2022 would not have resulted in an impairment being recognized when estimating the fair value of our indefinite-lived tradenames, with the exception of the indefinite-lived tradename noted above, which was subject to a partial impairment of $26.0 million in the second quarter ended June 26, 2022. Relating to that indefinite-lived tradename, a 50 basis point change in the discount rate, royalty rate or long-term revenue growth rate at June 26, 2022 would have resulted in an incremental impairment of $2.0 million, $9.4 million and $1.3 million, respectively.

Defined Benefit Plan

We have two pension plans in the United States covering many of our employees, one of which is a defined benefit pension plan. However, all plans have been frozen to new participants and benefit accruals were frozen for active participants on or before December 31, 2016.

We recognize changes in the fair value of defined benefit pension plan assets and net actuarial gains or losses in excess of 10 percent of the greater of the fair value of defined benefit pension plan assets and the plan’s projected benefit obligation (the “corridor”) in earnings immediately upon remeasurement, which is at least annually in the fourth quarter of each fiscal year. Net actuarial gains and losses occur when actual experience differs from any of the assumptions used to value the defined benefit plan or when assumptions change as they may each year. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value obligations as of the measurement date and the differences between expected and actual returns on defined benefit pension plan assets. This accounting method results in the potential for volatile and difficult to forecast gains and losses. The pre-tax recognition of actuarial losses was zero, zero and $1.1 million for the twenty-six weeks ended June 26, 2022 and our 2021 and 2020 fiscal years, respectively. The total net actuarial losses in accumulated other comprehensive income for the defined benefit pension plan were $7.1 million and $16.4 million as of December 26, 2021 and December 27, 2020, respectively.

We record amounts relating to the defined benefit plan based on various actuarial assumptions, including discount rates, assumed rates of return, turnover and mortality rates and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. We believe that the assumptions utilized in recording our obligations under our plan are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect our financial condition or results of operations. The expected rate of return on plan assets is determined based on the nature of the plan’s investments, our current asset allocation and our expectations for long-term rates of return. The weighted-average long-term expected rate of return on pension plan assets for the fiscal years ended December 26, 2021 and December 27, 2020 was 4.5% and 4.8%, respectively. The discount rate used to measure obligations is based on a spot-rate yield curve that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The bond portfolio used for the selection of the discount rate is from the top quartile of bonds rated by nationally recognized statistical rating organizations, and includes only non-callable bonds and those that are deemed to be sufficiently marketable with a Moody’s credit rating of Aa or higher. The weighted-average discount rate for defined benefit liabilities as of December 26, 2021 and December 27, 2020 was 3.0% and 2.7%, respectively.

Below is a table showing pre-tax pension (income) expenses, including the impact of actuarial losses:

(In millions)	2021	2020
Total pension income	$(2.8)	$(0.2)
Actuarial loss component of income above	—	0.5

The actuarial losses in 2020 were principally due to changes in discount rates offset by positive asset returns. Discount rates in 2021 used to determine benefit obligations increased by 30 basis points for pension benefits. Discount rates in 2020 used to determine benefit obligations decreased by 60 basis points for pension benefits. Our actual return on plan assets in 2021 was 6.6% compared to an actuarial assumption of 4.8% expected return. Our actual return on plan assets in 2020 was 16.5% compared to an actuarial assumption of 5.2% expected return. Significant actuarial losses in future periods would be expected if discount rates decline, actual returns on plan assets are lower than our expected return, or a combination of both occurs.

A 25 basis point change in our discount rate assumption would lead to an increase or decrease in our pension liability of approximately $27 million. A 25 basis point change in the long-term rate of return on plan assets used in accounting for our pension plans would have a $2.0 million impact on pension expense. In addition, if required, actuarial gains and losses will be recorded in accordance with our defined benefit plan accounting method as previously described. It is not possible to forecast or predict whether there will be actuarial gains and losses in future periods, and if required, the magnitude of any such adjustment. These gains and losses are driven by differences in actual experience or changes in the assumptions that are beyond our control, such as changes in interest rates and the actual return on pension plan assets.

Income Taxes

We have historically been included in the consolidated U.S. federal, foreign and certain state income tax returns of Fortune Brands, where applicable. The income tax expense in our consolidated financial statements has been determined on a stand-alone return basis in accordance with ASC Topic 740, Income Taxes, which requires the recognition of income taxes using the liability method. The tax provision and current and deferred tax balances have been prepared on a separate-return basis as if we were a separate filer.

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the new tax rate is enacted.

As a result of applying the separate filer approach, actual tax transactions included in the consolidated financial statements of Fortune Brands may not be included in our consolidated financial statements. Similarly, the tax treatment of certain items reflected in our consolidated financial statements may not be reflected in the consolidated financial statements and tax returns of Fortune Brands. Therefore, portions of items such as net operating losses (“NOLs”), credit carryforwards, other deferred taxes, and valuation allowances may exist in our consolidated financial statements that may or may not exist in Fortune Brands’ consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, certain NOLs and credits will not carry over with us in connection with the Distribution. The income taxes of our Company as presented in our consolidated financial statements may not be indicative of the income taxes that we will incur in the future. Income taxes due to or due from Fortune Brands are assumed to have been settled or recovered by the end of the period. In jurisdictions where we have been included in tax returns filed by Fortune Brands, any income tax receivables or payables resulting from the related income tax provisions have been reflected in our consolidated balance sheets within paid-in capital.

We operate on a global basis and are subject to numerous and complex tax laws and regulations. Our income tax filings are regularly under audit in multiple federal, state and foreign jurisdictions. Income tax audits may require an extended period of time to reach resolution and may result in significant income tax adjustments when interpretation of tax laws or allocation of company profits is disputed. Because income tax adjustments in certain jurisdictions can be significant, we record accruals representing management’s best estimate of the probable resolution of these matters. To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated probable outcome.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in the consolidated statement of income and consolidated balance sheet in the period in which such changes occur.

We record Global Intangible Low-Taxed Income tax as a period cost. We report tax-related interest and penalties as a component of income tax expense.

We reduce our deferred tax assets by a valuation allowance if it is more likely than not that we will not realize some portion or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Customer Program Costs

Customer programs and incentives are a common practice in our business. Our business incurs customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration we will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. In addition, for certain customer program incentives, we receive an identifiable benefit (goods or services) in exchange for the consideration given and record the associated expenditure in selling, general and administrative expenses. Volume allowances are accrued based on management’s estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, store sell-through, merchandising support, levels of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates, foreign currency exchange rates and commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. The counterparties are major financial institutions.

Interest Rate Risk

We expect to have $                million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements. At this time, we do not know the expected terms of the Financing Arrangements.

Foreign Exchange Rate Risk

We enter into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in certain foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

The estimated potential loss under foreign exchange contracts from movement in foreign exchange rates would not have a material impact on our results of operations, cash flows or financial condition.

Commodity Price Risk

We are subject to commodity price volatility caused by weather, supply conditions, geopolitical and economic variables, and other unpredictable external factors.

BUSINESS

Our Story

We are the largest residential cabinet manufacturer in North America. Our strong culture of continuous improvement, portfolio strength and our leading customer network drives our operational excellence and long-term value creation opportunities.

✓	Long-standing relationships across a national network of 4,000+ dealers supported by strong service and unique multi-branded go-to-market proposition.

✓	Manufacturing scale, global supply chain, and operational agility to pivot with market demand.

✓	Clear path to value creation and growth through lean operational transformation, pricing excellence, new product introductions and emerging channels.

Founded nearly 70 years ago, we are the largest manufacturer of residential cabinets in North America, based on 2021 net sales. Our superior product quality, innovative design and service excellence drives a compelling value proposition. We have insight into the fashion and features consumers desire, which we use to tailor our product lines across price points. Our volume leadership allows us to achieve an advantaged cost structure and service platform by standardizing product platforms and components to the greatest extent possible—resulting in an improved facility footprint and an efficient supply chain. Further, our decades of experience have informed how we use global geographies to optimize procurement and manufacturing costs. Finally, with the most extensive dealer network throughout the United States and Canada, we have an advantaged distribution model that cannot be easily replicated. We expect to further extend our competitive advantages by using technology and data to enhance the consumer’s experience from visualization to ordering to delivery and installation.

We believe our exceptional transformation over the last few years is only beginning to unlock the potential value of our unique combination of scale, operational agility, data-first operating model and strong continuous improvement culture. We will continue to distinguish this advantaged platform by capitalizing on the powerful demographic trends that we expect will drive R&R and new construction growth for years to come. We believe the combination of our leading market position and size, strategic vision, strong partnerships and commitment to continuous improvement will drive our future growth.

On April 28, 2022, Fortune Brands announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company. The Cabinets segment has historically been operated by MBCI. We were incorporated as a Delaware corporation in July 2022. We are a wholly-owned subsidiary of Fortune Brands that immediately before the Distribution holds, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Cabinets segment. In July 2022, following the incorporation of MasterBrand, MBCI became a wholly-owned subsidiary of MasterBrand and MBCI was converted into a Delaware limited liability company, MBC LLC. After the Distribution, we will be an independent, publicly-traded company.

Channels

Our products are sold throughout the United States and Canada to the remodeling and new construction markets through three primary channels: dealers, retailers and builders.

1.

Dealers: We have built the industry’s largest and strongest network, with well-established relationships with over 4,000 cabinet dealers across the United States and Canada, many of whom we have worked with for decades. Our dealers cover a wide portion of the market, with some specializing in R&R, while others provide regional service to a variety of new construction home builders. Our extensive dealer network allows us to have exceptional market reach and the ability to target key growth areas.

2.	Retailers: We serve the top retailers in North America and have developed strong and lasting partnerships with them as a result of our category management and commitment to best-in-class execution.

3.	Builders: We strategically partner with the industry’s best and most profitable builders for single-family and multi-family construction.

In addition, we are actively growing our presence in the emerging cabinets e-commerce channel, including through our channel partners’ on-line presence, and are actively partnering with leading players to develop continuing opportunities to penetrate and innovate in this exciting category.

Products

We offer a comprehensive portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. Our products are available in a wide variety of designs, finishes and styles and span the most attractive categories of the cabinets market: stock, semi-custom and premium cabinetry. Our unique product portfolio allows homeowners to create the living spaces of their dreams, tailored to their price point and personalized for their individual style. While our product offerings may overlap in different categories, they generally follow the following characteristics: stock products provide consumers with a strong value proposition at entry level pricing, and these products benefit from low design complexity, standardized components and shorter lead times, while also offering exceptional quality and reliability; semi-custom products offer more styles and features than stock cabinets, allowing consumers to create a more personalized space at a lower price point compared to premium products; and finally premium products enable consumers to achieve their dream home by designing highly customized cabinets to meet their exact specifications—if they can dream it, we can make it.

Our Culture and Vision

We believe our strong culture differentiates us. The MasterBrand Way is our cultural foundation and drives our recent and ongoing transformation. Guided by foundational lean tools and process improvement principles of the MasterBrand Way, our associates across all our locations and at all levels work together under consistent lexicon and frameworks to effectively develop cross-functional solutions. To various degrees and in various forms, the implementation of the MasterBrand Way has resulted in process improvements across our locations. This has allowed us to become more efficient, reduce costs and improve our margin profile during the currently challenging global operating environment.

Our Transformation

Our management team has decades of experience driving operational improvement, innovation, and growth. Since 2019 our management team, led by Dave Banyard, who will serve as our Chief Executive Officer, has been executing a purpose-driven strategic transformation of the business to create a more resilient and efficient operating platform, allowing us to remain agile irrespective of external market conditions. We have made strong progress toward achieving our operational initiatives and performance objectives, and we believe significant opportunity remains as we continue to execute our strategic transformation. Some of our notable initiatives launched since 2019 include:

•

We have focused on strategically sizing, structuring and investing in our footprint to meet our customers’ delivery requirements and regional product demands, while minimizing transportation costs. For example, our recently opened facility in Jackson, Georgia optimally positions us to serve the retailer and value price point cabinetry markets in the high-growth area of the Southeast United States. This state-of-the-art facility enabled us to reduce our reliance on third party logistic providers while optimizing flow and flexibility in the plant. Using lean tools, we ramped this facility up to full capacity within four months of commencing operations.

•

We have implemented well-established tools, including process improvement tools recognized in our industry, to simplify our product portfolio and reduce complexity. This has allowed us to focus our commercial efforts on serving those markets and customers that we believe have the most attractive growth profiles. For example, our MANTRA brand sales grew at a 140% CAGR from 2019 to 2021.

We identified a specific market need, and then deployed our agile supply chain, efficient operations and broad channel coverage to deliver a product that offered the value and style that the consumer was looking for, all while maintaining the quality standards for which we are known.

•

We seek to instill a lean culture across all aspects of our business, resulting in industry-leading employee safety levels, product quality improvements and incremental manufacturing capacity. For example, we recently used these tools to identify the most popular door styles and finishes, allowing us to significantly streamline the number of door styles and standard finishes offered in many of our products, while not sacrificing the flexibility or customization our customers desire.

•

We also use lean tools to standardize production and scale our internal manufacturing capability to increase our efficiency and reduce unit costs. For example, we recently made improvements in one of our facilities which significantly reduced the labor required to produce the same volume of cabinets. In another case, we staffed a factory expansion exclusively with existing associates, foregoing the need to hire and reducing the labor content of the product.

Our commitment to the MasterBrand Way represents a commitment to our journey of continuous improvement and an acknowledgment that we can do better every day. While we continue to further optimize our platform, in 2021 alone we generated approximately $20 million in continuous improvement savings measured by direct and indirect cost reduction per unit through our initiatives versus 2020. We will continue driving our transformation to further simplify and standardize our business, and enhance our value proposition and customer experience through the use of data.

Our Results

Our ongoing strategic transformation has improved our manufacturing capacity and operational agility, allowing us to shift our production to service continuously evolving consumer trends and meet regional demands, even in the face of unprecedented disruptions and challenges. As a result, we have delivered above-market growth and increased market share while simultaneously simplifying the business and strengthening our culture of continuous improvement. Net sales increased from $2.4 billion in 2019, to $2.5 billion in 2020 and to $2.9 billion in 2021, a CAGR of approximately 9% from 2019 to 2021, and we maintained our margins despite the significant supply chain and inflationary pressures. We have outperformed our market peers by approximately 210 basis points in terms of net sales growth over the twelve months ended April 30, 2022 compared to the twelve months ended April 30, 2021 according to published data from the KCMA. We believe we have significant opportunities to further expand our margins as we continue to execute our strategic growth initiatives.

Our Industry

Housing Market

We expect continued, long-term expansion of housing and building products within both R&R and new construction. Several factors support long-term housing market strength, including the structural under-supply of new homes, aging housing stock, shifting demographics, and evolving consumer preferences. Given these factors, we expect the long-term expansion of housing and building products to continue, irrespective of short-term challenges. According to a 2021 study by FreddieMac, U.S. housing stock remains over three million homes underbuilt, and inventory continues to turn over rapidly. While rising interest rates may lead to a brief pause in activity while expectations are recalibrated, there are simply not enough homes to support pent-up demand. Additionally, R&R has been supported by tremendous home equity wealth, which hit a record high in 2022, according to a June 2022 report by the Federal Reserve. We believe these conditions will drive strong, long-term growth tailwinds for our market and that we are exceptionally well-positioned to capture potential upside in our markets, while also being able to navigate any short-term headwinds.

The U.S. has enjoyed long-term, sustained R&R growth; we estimate that U.S. R&R sales increased at a CAGR of 7% from 2018 to 2021. This growth is driven by aging U.S. housing stock, which has precipitated homeowners to upgrade outdated home spaces. In 2019, the median age of U.S. housing stock was approximately 40 years old according to the National Association of Home Builders, and homes built during the mid-2000’s housing boom are now becoming outdated, driving increased and sustained remodel volume.

According to the U.S. Census Bureau, U.S. new construction starts grew at a 9% CAGR from 2018 to 2021. This investment in new housing stock is to meet the U.S. single-family housing deficit and continuing low inventory levels of existing homes according to the National Association of Realtors.

Source: National Association of Home Builders (June 3, 2021)

Source: Fortune Brands internal estimates; reflects housing supply (single-family, multi-family, mobile completions) vs. demand (household formation and vacation/2nd homes, plus net depletions).

Cabinets Market

The kitchen plays an increasingly important role as the heart of the household and main entertainment center. According to a June 2021 study published by Houzz, investment on major remodels of large kitchens jumped 14% to $40,000 in 2020 from $35,000 in 2019. Kitchens have evolved from cooking spaces to living spaces, with families spending more time in the kitchen. Consumers want their kitchens to be a large, aesthetically beautiful, multifunctional space, with features like expandable seating and storage that enable the household to work, study and entertain.

According to IBISWorld, the U.S. cabinet and vanity manufacturing market is estimated to have annual revenues of $18.4 billion in 2022. The two primary drivers of growth in the residential cabinets market are R&R and new construction, which accounted for 68% and 32%, respectively, of total U.S. residential cabinets sales according to our internal estimates.

The following charts reflect the percentage of net sales by channel in 2021 and R&R versus new construction in 2021 for the overall U.S. cabinet industry.

Cabinet Industry Channel and Market Split

Source: Fortune Brands internal estimates.

We believe our position as the largest residential cabinet manufacturer in North America offers us significant competitive advantages to capture this expected growth. We benefit from economies of scale, including a comprehensive global supply network, sophisticated shipping and logistics platforms, and tailored channel management strategies. Our size and cross-channel relationships allow us real-time insights into suppliers, manufacturing efficiencies, channel partners, consumer trends and market dynamics.

The U.S. and Canadian cabinet market comprises both a handful of large cabinet manufacturers, as well many smaller regional manufacturers and local cabinet craftspeople. In addition, over the past 10 years, the industry has experienced increased competition from low-cost imports. We have been able to effectively respond to these imports through our transformation efforts, our focus on value-priced cabinets, and our investments in low-cost country manufacturing and sourcing.

Our Unique Strengths

We are the industry leader, driving strategic transformation to consistently deliver top-tier performance.

We are the largest manufacturer of residential kitchen and bath cabinetry in North America with a proven track record of strong financial performance. Our leadership is driven by our product breadth, extensive distribution network, flexible manufacturing and superior customer service capabilities. Through our multi-product portfolio and innovation leadership, we provide our channels and customers with products that incorporate the latest style and design trends across the pricing continuum. Our flexible and agile supply chain, optimized manufacturing network and superior transportation capabilities ensure that we can deliver our products on-time and in the quantities demanded by our customers. Our scaled platform and industry-leading customer service position us as a preferred partner by national dealers, retailers and builders throughout North America, and we are growing our e-commerce presence. We have leveraged these capabilities to develop meaningful partnerships within each channel and expect that our leadership position will allow us to continue to drive enhanced growth and profitability. Our business primarily relies on U.S. and Canadian home improvement, R&R and new home construction activity levels, all of which are impacted by risks associated with fluctuations in the housing market. Moreover, because the barriers to entry in the cabinetry business are relatively low, we may be challenged to maintain our leading market share due to lower cost manufacturers taking share in a more cost-aware environment. For more information, see “Risk Factors—Risks Related to Our Business—Risks Related to Our Industry” in this Information Statement.

We have the most extensive dealer network, complemented by deep retailer and home-builder relationships, supporting full channel coverage.

We have long-established relationships with our customers throughout our end markets. We have built the industry’s largest and strongest network of cabinetry dealers, with over 4,000 dealer partners in the United States and Canada and have been a trusted partner to the most important retail customers for many decades. Our long-standing relationships are built on our commitment to the 4 Basics of the MasterBrand Way: safe and clean workplace, quality at or above expectations, complete and on-time delivery, and fashionable products at a fair price. Our dealer customers value our wide product selection, our tailored incentive programs and our customer support that enable them to meet a wide range of consumer needs. In addition, we offer a unique, unified sales and incentive program structure, making us the supplier of choice for the top dealers. Our retail customers value our differentiated category management expertise, comprehensive marketing programs, shorter lead times and lower transportation costs. Through our extensive coverage and longstanding partnerships with many of the largest and fastest growing dealers, retailers and builders, as well as our developing relationships with the major players in the e-commerce sector, including with our existing customers, we believe we are well-positioned to capture above market growth in each channel.

We have the global supply chain, manufacturing scale and operational agility to respond to any market conditions.

Our global supply chain and scalable manufacturing network enhance the flexibility and resilience of our business. In connection with our transformation over the past three years, we have made substantial investments in new facilities, more efficient equipment and system upgrades and improvements in our supply chain to improve material availability and reduce procurement costs. We are in the process of transforming our production platform to standardize product lines, scale our internal component manufacturing capability and increase capacity utilization. Finally, we have institutionalized our lean manufacturing capabilities to reduce waste, unlock additional capacity and increase labor productivity. Through a combination of plant reconfigurations, data utilization, equipment modernization and the opening of new facilities, including in Mexico, we have increased our manufacturing network’s capacity, agility and flexibility. More recently, we, like everyone in our industry, have been impacted by sustained levels of higher inflation, supply chain and transportation disruptions, as well as labor availability and high labor costs. However, we believe that our scale, organizational excellence and management expertise give us a competitive advantage over other manufacturers in our industry.

We have multiple levers for future value creation.

We believe we have significant opportunities for future value creation. First, we focus our efforts towards markets and customers throughout the industry with the most attractive growth profiles, leveraging our extensive channel breadth and supported by our product development, flexible supply chain strategy and operational agility. Next, as part of our continuing transformation, we will continue to employ the MasterBrand Way to drive simplification, waste reduction, and quality improvement, all of which have the potential to deliver higher margins and capital efficiency. Finally, we are continuing to use sophisticated data-first strategies to penetrate the emerging e-commerce category, further standardize and streamline processes and improve the customer and consumer experiences.

Industry leading ESG is a key part of our strategy.

We have a culture of doing the right thing for our people and the planet. We consider ourselves a leader in sustainable wood sourcing practices; 80% of our hard wood spend in 2021 was derived from supply that originated in the United States and Canada, we have comprehensive wood auditing practices, and give preference to our suppliers who participate in sustainability programs. We believe there are opportunities to demonstrate our commitment to sustainability through our best-in-class, ethical sourcing of wood products. Wood is an important natural resource, noted for its carbon sequestering abilities and, if sourced properly, it is an infinitely renewable resource. We are also a leader in employee safety. In 2021, we had an injury incident rate that was less than a third of the industry benchmark. We are also committed to an inclusive workplace where people are valued and respected with comprehensive health and benefit packages, numerous active employee resource groups and targeted DEI training to all people managers.

We have a proven management team driving ongoing strategic transformation.

We are led by a team of diverse and experienced executives from world-class organizations with a track record of driving manufacturing efficiency, growth strategies, product innovation, and profitable growth. Dave Banyard, who will serve as our Chief Executive Officer, is a proven leader with a history of success in leading global organizations and executing successful business transformations. Prior to joining our Company in 2019, Mr. Banyard held executive management roles with Roper Technologies and Danaher Corporation and was most recently CEO and on the Board of Directors of Myers Industries, Inc. (NYSE: MYE).

Our management team includes an advantaged mix of cabinet industry veterans and experienced leaders from outside the cabinet industry. We believe this unique combination offers an ideal balance of industry insight and knowledge, together with the benefits of an outside perspective, allowing for the best potential opportunities for transformative, sustainable growth.

Our Growth Strategy

We seek to achieve exceptional financial performance and growth through the disciplined execution of a transformative strategy.

•	Deploy the MasterBrand Way to improve efficiency and drive simplification and scale across a unified and agile manufacturing network.

We believe we have ongoing opportunities to improve our operational performance and further differentiate ourselves by simplifying our product portfolio. We are transforming our business by deploying the MasterBrand Way to drive a culture of continuous improvement throughout the business. We expect that improving the efficiency of operations will drive improvements in our cost basis and increase operational resiliency. Further, we are simplifying our product lines to create a more unified manufacturing and supply chain network. In addition to leveraging scale across our network, we believe these initiatives will reduce our lead times, allow for more rapid reaction to changing customer needs and preferences and increase our ability to respond to any future disruptions. With the continued implementation of this strategy, our goal is to significantly improve profitability through lower overhead costs, by reducing input costs, increasing quality and efficiency, and eliminating waste. In connection with the Separation, we plan to incur indebtedness, and we expect to incur additional indebtedness in the future to manage our capital structure and drive our growth over the long term.

•	Relentlessly focus on profitable organic sales growth and pricing excellence.

Continuous product innovation is core to our culture and strategy. Over the past several years, we have launched new products and styles to address evolving customer and consumer needs, while also focusing on simplifying our business. We have responded to changing consumer preferences and price consciousness through our successful lower-price point lines like MANTRA, and we plan to continue to address consumer desire for fashionable, value-priced cabinets.

In addition, we believe there is ongoing potential in the e-commerce channel for cabinets and vanities. We believe there is opportunity for us to expand in this channel, through known large e-commerce players, our existing retailers’ websites, digital native specialized e-tailors or direct-to-consumer opportunities. As a result of our scale, our streamlined product offerings and our existing relationships, we believe we are uniquely positioned to win in the e-commerce space, and we plan to be the market leader in this high-potential channel.

Finally, we have developed agile pricing strategies across our business, which we believe differentiates us. Our deep industry knowledge and data analysis capabilities allow us to successfully navigate cost challenges through strategic and thoughtful pricing actions, and we believe we have the tools and abilities to continue to do so in the future.

•	Become the leader in the customer and consumer journey by providing a differentiated consumer experience.

The consumer journey in residential kitchen and bath cabinets is evolving as new technologies become available to both consumers and manufacturers. Beyond a transactional process, the consumer journey is increasingly relationship-based, starting from the initial contact or touchpoint, continuing through the buying cycle and finishing at the end of installation. Customers prefer partners that can support them through this evolving landscape, and consumers are demanding a transformation of the buying process. We are utilizing data-first strategies like net promoter scores and web analytics to unlock insights into customer and consumer trends and to drive improvements in the consumer experience. We believe we can further differentiate ourselves as the leader in this space by continuing to invest in digital tools and sophisticated data analytics capabilities that will improve the overall experience, speed to market and access to information, allowing us to serve consumers’ evolving needs and capture additional sales growth.

•	Execute strategic acquisitions that broaden our platform and capitalize on our proven strengths.

Our Company was built through strategic, well-executed acquisitions, and we have proven to be a highly effective consolidation platform. We believe we will have opportunities to drive future value creation opportunities through thoughtful and strategic acquisitions. We regularly monitor the landscape for attractive opportunities that could allow us to leverage our operations and strong customer relationships, expand our portfolio of products and expand into new categories and geographies. We expect to drive long-term stockholder value by executing any strategic acquisitions by utilizing a disciplined process to identify, evaluate, execute and integrate acquired businesses.

Other Information

Customers and markets. Our products are sold throughout the United States and Canada to the remodeling and new construction markets through three primary channels: dealers, retailers and builders. The Home Depot comprised approximately 18% and 17% of our net sales for our 2021 fiscal year and the twenty-six weeks ended June 26, 2022, respectively. Lowe’s comprised approximately 18% and 20% of our net sales for our 2021 fiscal year and the twenty-six weeks ended June 26, 2022, respectively. Our business competes on the basis of quality, price, service and responsiveness to dealer, retailer and builder needs, as well as end-user consumer preferences. Our markets are very competitive. Approximately 6% and 6% of our net sales for our 2021 fiscal year and the twenty-six weeks ended June 26, 2022, respectively, were to international markets.

Raw materials. We utilize raw materials in the operation of our business, principally hardwoods (maple, birch and oak), plywood and particleboard. These materials are available from a number of sources. Volatility in the prices of commodities and transportation costs in making and distributing our products impacts the cost of manufacturing our products.

Intellectual property. In addition to the brand protection offered by our trademarks, patent protection helps distinguish our unique product features in the market by preventing others from making, using, importing, and selling our innovations in markets in which we have patent protection. We hold U.S. and foreign patents covering various features used in products we sell. Although we rely on certain patents and patent groups that provide important protections to us, no single patent or patent group is material to our business as a whole.

Human Capital Resources. As of June 26, 2022, we had more than 16,000 full-time and part-time employees (excluding contract workers). Upon completion of the Separation, we expect a small increase in the number of full-time and part-time employees. As of June 26, 2022, approximately 85% of our workforce is composed of hourly production and distribution associates and the remaining population is composed of associates in an office role. As of June 26, 2022, approximately 13% of our employees work under collective bargaining agreements.

We do not expect a change in the number of employees who work under a collective bargaining agreement following the Separation. Below is a summary of the number of employees by role as of June 26, 2022:

Production and Distribution	Office	Total
13,758	2,374	16,132

We are a values-based organization and believe our strong culture is a true differentiator. We build employee opportunity, purpose, and reward into everything we do and are guided by “The MasterBrand Way;” a cultural foundation of empowering teams to trust the process and knowledge from those closest to the work, embracing the full, diverse team of individuals and experiences, and a drive to move forward and be better every day. We build employee opportunity, purpose, and reward into everything we do creating a culture where our employees can thrive. We invest in our teams and develop our employees to become the next generation of leaders who seek out a continuous improvement mindset in all aspects of our business to unlock our full potential. We also endeavor to create a best place to work environment that keeps our employees safe, values their unique experiences and perspectives and fosters a culture of collaboration and belonging. We do this through the programs summarized below, and the objectives and related risks of each, after the Separation, will be overseen by our Board of Directors or its committees.

Health and Safety

Safety is a critical element to our growth strategy, integral to our culture and one of our core values. This is reflected in our goal of zero safety incidents and through our efforts to create an injury-free workplace. Our Employee Safety & Environmental Policies set standards for how we maintain a safe work environment and guides our business operations. We also have an Environmental, Health & Safety Leadership team comprised of representatives from across our operations that share best practices and are responsible for driving environmental, health and safety strategy. This helps drive our best-in-class programs designed to reinforce positive behaviors, to empower our employees to actively take part in maintaining a safe work environment, to heighten awareness and to mitigate risk on critical safety components. Within each of our manufacturing and distribution facilities, we have site-specific safety and environmental plans designed to reduce risk. Through a continued commitment to improve our safety performance, we have historically been successful in reducing the number of injuries sustained by our employees. Two of our primary safety measures are the Total Recordable Incidence Rate (“TRIR”) and Lost Time Rate (“LTR”). For the twenty-six weeks ended June 26, 2022, our TRIR was 1.05, compared to 1.16 for the twenty-six weeks ended June 27, 2021, and our LTR was 0.20 for the twenty-six weeks ended June 26, 2022, compared to 0.38 for the twenty-six weeks ended June 27, 2021. For our 2021 fiscal year, our TRIR was 1.13, compared to 1.44 for our 2020 fiscal year, and our LTR was 0.36 for our 2021 fiscal year, compared to 0.38 for our 2020 fiscal year.

Our safety focus is also demonstrated by comparing our TRIR and LTR to the Bureau of Labor Statistics (“BLS”) industry averages. For our 2021 fiscal year, our TRIR was 1.13, compared to the 2020 BLS industry average of 3.4. Our LTR was 0.36 for our 2021 fiscal year, compared to the 2020 BLS industry average of 1.1.

Attracting and Retaining Superior Talent

To attract and retain superior talent at all levels of our Company, we have designed our offerings to be competitive and are seen as a community leader where our employees live and work. Our total rewards are designed to be market competitive, align incentives with our performance and provide physical, emotional, and financial well-being support to meet the individualized needs of our employees. We have a strong pay-for-performance culture that is supported by incentive programs that take into consideration business results and employee performance. We also offer a range of benefits including retirement savings plans, comprehensive healthcare and mental-health benefits including medical, dental and vision coverage, health savings and spending accounts. wellness and employee assistance services. In 2022, we took steps to enhance inclusivity in our benefit offerings by providing enhanced parental support benefits for our U.S. associates, including fertility benefits and specialized support from adoption and surrogacy assistance to pregnancy and post-partum.

Creating a Culture of DEI

We continue to take measured actions that create an inclusive culture and diverse workforce, increase representation and celebrate our diverse team of employees and experiences. We believe that attracting and engaging talented and diverse employees enables us to be more innovative, responsive to consumer needs and deliver strong performance and growth.

We are committed to increasing representation of professionals of color and women through hiring and promoting the right talent, ensuring an inclusive culture through proactive programs, business practices and education and by demonstrating support for equality in our communities through outreach and investment. As of June 26, 2022, our workforce is composed of approximately 36.3% women and approximately 26.3% people of color.

All people leaders were included in an unconscious bias learning program, and we hosted several roundtable discussions to learn where we can lean in more to support underrepresented talent. Our bi-annual engagement pulse survey fosters our employee listening strategy, providing routine feedback and meaningful action to drive improvement in our culture and DEI awareness.

Talent Development and Succession

We leverage our MasterBrand Way culture as the foundation for our talent development philosophy by empowering teams to trust the process and learn from those closest to the work, embrace the unique experiences each team member brings and move forward by equipping our employees with tools to grow and be their best every day. We provide employees the tools to be successful in their current role and help them to develop the skills to build on opportunities to grow their career through career ladders and learning programs. We understand our most critical roles that serve as points of leverage to deliver value and place our best people in those roles, while attracting new talent and capabilities in support of continuous improvement in all we do. We use performance management programs to support a high-performance culture, strengthening our employee engagement and helping to retain our top talent. We provide associates with relevant skills training and provide leadership training for production and distribution associates in a supervisory role and mid-level office associates. We also make a significant investment in assessing our talent against the jobs both in the near term and the future and ensuring our leaders are prepared for greater levels of responsibility and can successfully transition into new roles.

Succession planning for critical roles is an important part of our talent program. Succession and development plans are created and monitored to ensure progress is made along established timelines.

Properties. Our principal executive office is located at                     ,                    ,                    . As of June 26, 2022, we operated 23 manufacturing facilities in 12 different states and have 6 in international locations (4 in Mexico and 2 in Canada). Of these manufacturing facilities, 18 are owned and 5 are leased. In addition, as of June 26, 2022, we have 25 distribution centers and warehouses (20 in the United States and 5 in Mexico). Of the distribution centers and warehouses, 21 are leased and 4 are owned. We are of the opinion that the properties are suitable to our respective businesses and have production capacities adequate to meet the needs of our business.

Seasonality. We traditionally experience lower sales in the first quarter of the year when new home construction and R&R activity are at their lowest. As a result of sales seasonality and associated timing of working capital fluctuations, our cash flow from operating activities is typically higher in the second half of the year.

Environmental matters. We are a leader in environmental compliance and sustainability. This is evident through our participation in the Kitchen Cabinet Manufacturers Association Environmental Stewardship Program (“ESP”). The ESP recognizes companies that demonstrate the use of environmentally responsible materials in cabinet products while minimizing their environmental impact in their manufacturing process. It is awarded based on compliance in five categories: air quality and pollution prevention, resource sustainability, waste minimization, environmental stewardship and community relations.

Since 2018, we have also partnered with the National Forest Foundation (“NFF”) tree planting campaign. NFF works with U.S. Forest Service to promote the health and public enjoyment of our 193-million-acre National Forest System. We support NFF’s campaign to plant 50 million trees across national forests.

We reserve for remediation activities to clean up potential environmental liabilities as required by federal and state laws based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. There were no material environmental accruals for the twenty-six weeks ended June 26, 2022 or the years ended December 26, 2021, December 27, 2020 and December 29, 2019. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other potentially responsible parties under Superfund or similar state laws or from insurance, will not have a material adverse effect on our competitive position, results of operations, cash flows or financial condition

Legal proceedings. We are defendants in lawsuits that are ordinary routine litigation matters incidental to our businesses. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that these actions could be decided unfavorably to us. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. Accordingly, we believe the likelihood of material loss is remote.

Legal structure. MasterBrand, Inc., a Delaware corporation, is a holding company that was initially organized as a Delaware corporation in July 2022. Our principal operating subsidiaries include MBC LLC, Norcraft Companies, L.P., Kitchen Craft of Canada and Woodcrafters Home Products, S. de R.L. de C.V. As a holding company, we are a legal entity separate and distinct from our subsidiaries. Accordingly, our right, and thus the rights of our creditors (including holders of debt securities and other obligations) and stockholders to participate in any distribution of the assets or earnings of any subsidiary is subject to the claims of creditors of the subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized, in which event our claims may in certain circumstances be subordinate to certain claims of others. In addition, as a holding company, the source of our unconsolidated revenues and funds is dividends and other payments from subsidiaries. Our subsidiaries have financial obligations that must be satisfied before funding us. These obligations include debt service and obligations to trade creditors, among others.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth certain information as of the date of this Information Statement regarding the individuals who are expected to serve as our executive officers following the Separation, including their anticipated titles following the Separation. All of the individuals are currently employees of MasterBrand or one of its subsidiaries. We are in the process of identifying the other persons who are expected to serve as our executive officers following the Separation and will include information concerning those persons in an amendment to this Information Statement.

Name	Age	Position
R. David Banyard, Jr.	53	Chief Executive Officer and Director

Set forth below is biographical information about our executive officers identified above.

R. David Banyard, Jr. will be Chief Executive Officer of MasterBrand. Mr. Banyard has served as President of Fortune Brands’ Cabinets segment, since November 2019. Mr. Banyard served as President and Chief Executive Officer of Myers Industries, Inc. (NYSE: MYE), an international manufacturer of packaging, storage, and safety products and specialty molding, from December 2015 to October 2019. Prior to that, he was group president, Fluid Handling Technologies at Roper Technologies where he led a diverse portfolio of companies serving a wide array of end markets. Mr. Banyard holds a B.A. in Economics from Princeton and an M.B.A. from The University of Virginia Darden School of Business.

Our Board of Directors Following the Separation

Subject to the rights of holders of any series of our preferred stock with respect to the election of directors, our charter will provide for our Board of Directors to be divided into three classes as nearly equal in size as practicable. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Separation, which we expect to hold in 2023, and each director nominee elected to succeed any such Class I director as a Class I director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2024, and each director nominee elected to succeed any such Class II director as a Class II director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2025, and each director nominee elected to succeed any such Class III director as a Class III director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our Board of Directors will transition to an annually elected board through a phase-out so that beginning with our 2030 annual meeting all directors will be elected annually and our Board of Directors will therefore no longer be divided into three classes.

The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the Separation. Only the following individuals serve on the Board of Directors of Fortune Brands:                . Following the Separation, only the following individuals are expected to continue serving on the Board of Directors of Fortune Brands:                . We are in the process of identifying the other persons who are expected to serve on our Board of Directors following the Separation and will include information concerning those persons in an amendment to this Information Statement.

Name	Age	Position	Class
R. David Banyard, Jr.	53	Chief Executive Officer and Director

Set forth below is biographical information about our directors identified above, as well as a description of the specific skills and qualifications such directors are expected to provide to our Board of Directors.

R. David Banyard, Jr.’s biographical information is set forth above under “—Executive Officers Following the Separation.” Mr. Banyard’s leadership as President of Fortune Brands’ Cabinets segment provides him with deep knowledge of the cabinets industry, our operations, growth opportunities and challenges. In addition, his prior business, management and leadership experience at Myers Industries, Inc. (NYSE: MYE) and service as a member of its Board of Directors provides him with the skillset and valuable knowledge to be able to contribute significant insight into strategic, management and operational matters to our Board of Directors.

Director Independence

We currently expect that, immediately following the Separation our Board of Directors will consist of                members. We anticipate that a majority of the members of our Board of Directors will be independent directors and that committees of our Board of Directors will be comprised of directors that satisfy NYSE listing standards.

Committees of the Board of Directors

Upon completion of the Separation, the committees of our Board of Directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating Committee. Each of these committees will be comprised of directors that satisfy NYSE listing standards. Our Board of Directors will adopt a written charter for each of these committees, which will be posted to our website by the Distribution Date.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit Committee’s primary functions will be, among other things, to:

•	oversee the integrity of financial statements and compliance with our SEC and other financial reporting requirements;

•	select, retain, evaluate, replace when appropriate, compensate and oversee the work of our independent registered public accounting firm;

•	oversee audits of our financial statements and approve the scope of our independent registered public accounting firm’s audit;

•	pre-approve all audit and non-audit services provided by our independent registered public accounting firm;

•	confer with our independent registered public accounting firm to review the plan and scope of its proposed audit as well as its findings and recommendations upon the completion of the audit;

•	review the independence of our independent registered public accounting firm;

•	meet with our independent registered public accounting firm and with our internal auditors and management regarding our internal controls, practices and procedures;

•	oversee all of our compliance, internal controls and risk management policies;

•	discuss our press releases relating to earnings with management;

•	review and approve related person transactions and conflicts of interest involving directors or executive officers; and

•	establish procedures for receiving and responding to concerns regarding accounting and auditing matters.

The Audit Committee will be comprised of members such that it meets the independence requirements set forth in the NYSE listing standards and the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or financial management expertise as such terms are interpreted by our Board of Directors in its business judgment. None of the Audit Committee members will simultaneously serve on more than two other public company audit committees unless our Board of Directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. Following the completion of the Distribution, the members of the Audit Committee are expected to be                (Chair),                and                 . Our Board of Directors is expected to determine that                is an “audit committee financial expert” for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the New York Stock Exchange. Our Board of Directors is expected to determine that                ,                and                 will be independent, as defined by the rules of the NYSE.

Compensation Committee

The Compensation Committee’s primary functions will be, among other things, to:

•	set and review our executive compensation philosophy and to oversee compensation-related risks;

•	determine the compensation (including salary, bonus, perquisites, equity incentive awards and any other long-term compensation) of our Chief Executive Officer and other executive officers;

•	review and approve compensation metrics and goals for the Chief Executive Officer and evaluate the Chief Executive Officer’s performance, in consultation with our independent directors;

•	approve any employment or severance arrangements for our Chief Executive Officer and other executive officers;

•	administer our incentive compensation plans applicable to executive officers;

•

oversee our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual report on Form 10-K.

The Compensation Committee will be comprised of directors that satisfy NYSE listing standards, the Compensation Committee charter and Rule 10C-1 under the Exchange Act. Following the completion of the Distribution, the members of the Compensation Committee are expected to be                  (Chair),                  and                . Our Board of Directors is expected to determine that                ,                and                 will be independent, as defined by the rules of the NYSE.

Compensation Committee Interlocks and Insider Participation

We do not expect any of the members of our Compensation Committee will have at any time been one of our officers or employees or have any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. We also expect that none of our executive officers will have served at any time as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Nominating Committee

The Nominating Committee’s primary functions will be, among other things, to:

•	identify, recruit and screen potential director nominees and recommend such nominees for election as members of our Board of Directors;

•	review criteria and policies relating to director independence, service and tenure;

•	recommend the composition and structure of each of the Audit, Compensation and Nominating Committees, including membership and chairpersons;

•	recommend compensation arrangements (including the level and composition of such compensation) for non-employee directors;

•	review the charters of Board committees;

•	develop and recommend a set of Corporate Governance Guidelines designed to foster an effective corporate governance environment;

•	oversee management’s administration of non-employee director equity compensation plans;

•	oversee an evaluation of our Board of Directors and our Board of Directors’ committee performance; and

•	oversee our Company’s ESG programs, initiatives, related risks and disclosures.

The Nominating Committee will be comprised of directors that satisfy NYSE listing standards and the Nominating Committee charter. In addition, in carrying out its duties, the Nominating Committee will have direct access to outside advisors. Following the completion of the Distribution, the members of the Nominating Committee are expected to be                (Chair),                and                 . Our Board of Directors is expected to determine that                ,                and                 will be independent, as defined by the rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of the Separation, our Board of Directors will adopt a set of Corporate Governance Guidelines designed to foster an effective corporate governance environment. Our Corporate Governance Guidelines address corporate governance issues such as the composition and responsibilities of our Board of Directors, meeting procedures of our Board of Directors, the establishment of committees of our Board of Directors, management succession planning process and review of risks. A copy of our Corporate Governance Guidelines will be posted on our website by the Distribution Date.

Code of Business Conduct and Ethics

Prior to the completion of the Separation, we will adopt a written Code of Business Conduct and Ethics designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•

accountability for adherence to the Code of Business Conduct and Ethics and prompt internal reporting of violations of the Code of Business Conduct and Ethics, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our Code of Business Conduct and Ethics will be posted on our website by the Distribution Date.

Non-Employee Director Compensation

We will be asking our Board of Directors to approve the following non-employee director compensation for service on our Board of Directors, which we believe is consistent with market practices of other similarly situated companies and consistent with the current compensation structure applicable to directors of Fortune Brands. The director compensation recommendation has been developed with the assistance of Willis Towers Watson

(“WTW”), an independent compensation consultant that is expected to advise our Board of Directors in connection with compensation matters resulting from the Separation.

Compensation Element	Compensation Amount

Cash Retainer	$

Equity Retainer	$ in our common stock

Committee Chair Fee	$ for service as Chair of the Audit Committee, Compensation Committee or Nominating Committee

Committee Membership Fee	$ for service on the Audit Committee, Compensation Committee or Nominating Committee

Board Chair Fee	$

Stock Ownership Guidelines	Ownership of our common stock equivalent to times the annual cash retainer within five years of joining our Board of Directors

Our minimum stock ownership guidelines for non-employee directors will be                times the annual cash retainer, with ownership of at least that number of shares of our common stock expected to be achieved within five years of election to our Board of Directors. Our non-employee directors will also be reimbursed for any expenses associated with attending meetings of our Board of Directors or its committees.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to the Separation, MasterBrand operated as a business segment of Fortune Brands, and therefore our historical compensation strategy and program was primarily determined by the Fortune Brands Salary Committee (the “Salary Committee”) and the Compensation Committee of Fortune Brands’ Board of Directors (the “Fortune Brands Compensation Committee”). In connection with the Separation, MasterBrand’s Board of Directors will form its own compensation committee (the “MasterBrand Compensation Committee”) consisting of directors that satisfy NYSE listing standards. Following the Separation, the MasterBrand Compensation Committee will determine MasterBrand’s executive compensation strategy and program.

MasterBrand’s Compensation Philosophy and Program Following Separation

The MasterBrand Compensation Committee has not yet been established and therefore has not established a specific set of objectives or principles for MasterBrand’s executive compensation program. It is anticipated that the MasterBrand Compensation Committee will establish objectives and principles similar to the objectives and principles maintained by Fortune Brands, as described in this Compensation Discussion and Analysis.

MasterBrand’s general compensation philosophy is expected to focus on providing programs that attract, retain and motivate employees in a way that aligns to MasterBrand’s business strategies to drive stockholder value. Compensation programs are expected to be designed to pay for performance and focus on the achievement of specified business objectives. MasterBrand’s goal will be to provide a total compensation package that is competitive with prevailing practices and allows for increased compensation when superior financial performance is achieved, but does not encourage unnecessary or excessive risk-taking that could adversely affect MasterBrand and its stockholders. MasterBrand’s compensation programs and practices that will be implemented in connection with the Separation will be designed to support MasterBrand’s compensation philosophy and may differ from Fortune Brands’ compensation programs and practices.

Description of 2021 Compensation

The following sections of this Compensation Discussion and Analysis describe 2021 compensation paid to the following MasterBrand named executive officers (“NEOs”):

R. David Banyard, Jr.	Chief Executive Officer

Fortune Brands’ Philosophy and Process for Awarding NEO Compensation

Philosophy of the Executive Compensation Program

Fortune Brands’ executive compensation program has been designed to reward NEOs for the achievement of both short-term and long-term strategic and operational goals that lead to the creation of long-term stockholder value. The executive compensation program has been designed to:

Role of the Fortune Brands Compensation Committee

Prior to the Separation, the Fortune Brands Compensation Committee was directly responsible for setting the compensation of Fortune Brands’ executive officers, including Mr. Banyard’s total direct compensation, annual incentive awards and goals and long-term incentive awards and goals. For the other MasterBrand NEOs, the Fortune Brands Compensation Committee approved equity awards, while the Salary Committee was responsible for reviewing and approving total target compensation, including base salary, target annual incentive award percentages and goals.

Fortune Brands Compensation Committee’s Purpose and Duties

The purpose of the Fortune Brands Compensation Committee is to discharge the responsibilities of Fortune Brands’ Board of Directors relating to the compensation of Fortune Brands’ NEOs and executive officers. The Fortune Brands Compensation Committee goal is to compensate its executives in a manner that is consistent with competitive practices, individual performance, applicable business performance, Fortune Brands’ company-wide and individual business performance and applicable legal requirements. The Fortune Brands Compensation Committee is also responsible for developing the compensation principles and philosophy discussed above.

Fortune Brands Compensation Committee’s Use of an Outside Consultant

The Fortune Brands Compensation Committee directly retains a nationally recognized firm, WTW, as its independent compensation consultant, to provide advice and recommendations on the amount and form of compensation provided to executives.

Process for Determining Compensation for Mr. Banyard

In determining 2021 compensation for Mr. Banyard, Fortune Brands’ Chief Executive Officer, Mr. Nicholas Fink, reviewed Mr. Banyard’s performance with the Fortune Brands Compensation Committee, where he made recommendations regarding compensation levels. Mr. Fink’s recommendations included subjective individual considerations based upon his day-to-day interactions with Mr. Banyard, such as individual job performance, experience, retention concerns and ability to impact Fortune Brands’ future results. The Fortune Brands Compensation Committee combined Mr. Fink’s recommendations with objective factors, such as the Cabinets segment performance and benchmarking data for the compensation survey group obtained from WTW, and their own knowledge and experience in working with Mr. Banyard, when setting his 2021 compensation.

Role of the Salary Committee

The Salary Committee was responsible for approving 2021 total target compensation, including base salary, target annual incentive awards, target long-term incentive award and related goals for the NEOs other than Mr. Banyard, with the Fortune Brands Compensation Committee approving all equity award grants.

Salary Committee’s Purpose and Duties

The Salary Committee consists of Fortune Brands’ Chief Executive Officer, Chief Human Resources Officer, and Chief Financial Officer. The purpose of the Salary Committee is to set the annual salaries, the bonus percentage amounts of our Company’s executives and executives at each operating company outside of the purview of the Fortune Brands Compensation Committee. With respect to the NEOs other than Mr. Banyard, the Salary Committee strives to set compensation that is consistent with competitive practices, reflects performance at the individual, business and holding company levels and complies with applicable legal requirements.

Process for Determining Compensation for the NEOs other than Mr. Banyard

In determining 2021 compensation for the NEOs other than Mr. Banyard, Mr. Banyard reviewed each NEO’s performance and made recommendations to the Salary Committee regarding compensation levels. The recommendations of Mr. Banyard took into account subjective individual considerations based upon his day-to-day interactions with each NEO, such as individual job performance, experience, retention concerns and ability to impact future results for MasterBrand and Fortune Brands, as well as market data, which consisted of revenue size adjusted general industry data as reported in publicly available salary survey reports. The Salary Committee combined this information with objective factors, such as the Cabinets segment operating performance, industry-wide benchmarking data and their own knowledge and experience in working with the NEOs, when setting compensation levels.

Compensation Peer Group and Market Data

The Fortune Brands Compensation Committee used compensation data from a group of similarly sized peer companies to evaluate compensation arrangements for Fortune Brands’ NEOs (the “Fortune Brands Peer Group”), including Mr. Banyard. With the help of the Fortune Brands Compensation Committee’s consultant, each year the Fortune Brands Compensation Committee reviews the Fortune Brands Peer Group and decides whether any changes should be made. As recommended by WTW, the Fortune Brands’ Compensation Committee used the following peer group to make 2021 compensation decisions:

Fortune Brands Peer Group

• Allegion plc	• Lennox International Inc.	• RPM International Inc.
• A.O. Smith Corporation	• Masco Corporation	• The Sherwin-Williams Company
• Ball Corp.	• Mohawk Industries, Inc.	• Snap-On Inc.
• Borgwarner Inc.	• Newell Brands Inc.	• Stanley Black & Decker, Inc.
• Dover Corp.	• Owen Corning Inc.	• Trane Technologies, Inc.
• JELD-WEN Holding, Inc.	• Parker-Hannifin Corp.	• Whirlpool Corporation
• Leggett & Platt, Incorporated	• Pentair plc

The Fortune Brands Compensation Committee and Salary Committee believe that compensation decisions are complex and require a deliberate review of company performance, peer compensation levels, experience and impact of individual executives and individual performance. In determining executive compensation, the Fortune Brands Compensation Committee and Salary Committee, as applicable, considered all forms of compensation and used tools such as market data to review the value delivered by each component of compensation. When evaluating total target compensation, the Fortune Brands Compensation Committee and Salary Committee generally strived to set NEO compensation around the 50th percentile of the market data, although the Fortune Brands Compensation Committee and Salary Committee retained discretion to make adjustments as it deemed appropriate. The factors that might influence the amount of compensation awarded include market competition for a particular position, the strategic importance of the position, retention considerations, an individual’s performance, possession of a unique skill or knowledge set, proven leadership capabilities and internal pay equity.

It is anticipated that the MasterBrand Compensation Committee will continue the practice of using peer group data of similarly sized companies to evaluate MasterBrand’s 2023 compensation arrangements (the “MasterBrand Peer Group”). WTW recommended that a MasterBrand Peer Group be adopted to include companies with similar revenue and market capitalization of MasterBrand as a standalone public company. It is anticipated that the MasterBrand Compensation Committee will adopt the MasterBrand Peer Group consisting of the following companies:

MasterBrand Peer Group
•	•	•
•	•	•
•	•	•
•	•	•
•	•	•
•	•	•
•	•

Types and Amounts of NEO Compensation Awarded in 2021

Base Salary

Base salaries provide a fixed level of cash compensation and are paid in order to attract and retain our NEOs. Each NEO’s base salary was set at a level designed to be appropriate and commensurate with the NEO’s position, experience and performance. Below are the 2021 annual base salaries for each NEO:

Named Executive Officer	2021
R. David Banyard, Jr.		$740,000
	$
	$
	$
	$
	$

Annual Cash Incentive

Annual cash incentive awards (“bonus”) are provided to reinforce a pay for performance culture as the payment is based on Fortune Brands’ financial and operational results. Each year, the Fortune Brands Compensation Committee or the Salary Committee, as applicable, set a percentage of such NEO’s base salary to determine each NEO’s bonus payout at 100% of target. The percentages in 2021 for each NEO were:

Named Executive Officer	Percentage of Base Salary 2021
R. David Banyard, Jr.	80%
		%
		%
		%
		%
		%

The bonus payouts are based on the achievement of the performance goals and can range from 0% to 200% of target. To establish challenging performance goals under the annual incentive program, the Fortune Brands Compensation Committee reviewed the target performance goals and actual results for awards paid in 2020, and the 2021 expected growth rate in the home products market, Fortune Brands’ company-wide and business segment’s three year operating plans and key assumptions relating to share gains, pricing, material inflation and productivity.

The Fortune Brands Compensation Committee then sets a minimum, target and maximum goal under the Fortune Brands Annual Executive Incentive Plan. After the Fortune Brands Compensation Committee sets the performance measures, the Salary Committee then approves the same measures and goals for The MasterBrand Cabinets, Inc. Annual Incentive Plan.

The Fortune Brands Compensation Committee and the Salary Committee believe that the performance measures chosen for the 2021 bonus awards focus executives on maximizing sales and profitability for the Cabinets segment. The following table sets forth the minimum (0% payout), target (100% payout) and maximum (200% payout) financial performance measures, the actual performance results, the percentage payout and the amount paid to each NEO for the 2021 annual cash incentive awards:

	2021 Annual Cash Incentive Performance Goals and Results
	Performance and Goals(1)				Results and Awards
NEO	Performance and Weighting Metric	Minimum Performance Measure	Target Performance Measure	Maximum Performance Measure	Actual Performance (2)	% of Payout	Amount Paid
R. David Banyard, Jr.	OI(60%)	$260.7	$308.5	$356.3	$292.3
	OM(20%)	10.9%	11.8%	12.6%	10.2%	77.8%	$460,576
	WCE(3)(20%)	14.9%	13.7%	12.7%	13.1%

(1)	Operating income (“OI”) minimum, target and maximum performance measures and actual performance results are shown in millions.
(2)	OI and operating margin (“OM”) before charges/gains actual performance were adjusted to exclude the effect of currency fluctuations.
(3)	Working Capital Efficiency (“WCE”) is the 13-month rolling average of net working capital (accounts receivable and inventory less accounts payable) divided by 12-month cumulative net sales.

Long-Term Equity Awards

The Fortune Brands Compensation Committee believes that equity compensation reinforces a pay for performance culture and aligns the interests of management with those of its stockholders. Annually, the Fortune Brands Compensation Committee sets a target equity award value and determines the types of equity to award.

The 2021 annual equity award for NEOs consisted of 50% performance share awards (“PSAs”), 25% restricted stock units (“RSUs”) and 25% stock options. In setting 2021 target long-term equity award values, the Salary Committee considered competitive market data and the individual performance of each NEO. Below are the target equity award values for 2021 for each NEO:

Named Executive Officer	2021 Target Equity Award Value
R. David Banyard, Jr.		$2,150,000
	$
	$
	$
	$
	$

Performance Share Awards: PSAs awarded to the NEOs in 2021 were scheduled to be settled in shares of Fortune Brands’ common stock based on EBITDA (weighted 75%) and return on invested capital (“ROIC”) (weighted 25%) for the three year performance period from January 1, 2021 to December 31, 2023. Payouts could have ranged from 0% to 200% of the target award based on performance. If the minimum performance threshold was not achieved, none of the PSAs would vest. As noted above, in connection with the Separation, all outstanding PSA cycles held by our NEOs (i.e., 2020-2022, 2021-2023 and 2022-2024) will be adjusted and converted into MasterBrand RSUs, with the number of MasterBrand RSUs to be determined based upon expected performance through the end of the performance period calculated based on actual Fortune Brands performance from the start of the performance period through the end of the fiscal quarter preceding the Distribution Date and expected performance for the remainder of the performance period had the Separation not occurred. We also expect that the MasterBrand RSUs will have a vesting period beginning on the Distribution Date and ending on the last day of the original performance period of the award.

RSUs and Stock Options: RSUs granted to the NEOs generally vest in three equal annual installments, assuming the NEO remains employed through each annual vesting date. RSUs serve as a long-term retention tool in a cyclical business because the NEO must remain employed through each of the three annual vesting dates to receive all of the shares. The Fortune Brands Compensation Committee believes that RSUs represent at-risk compensation since their value is linked directly to Fortune Brands share price.

Stock options allow an NEO to purchase a specific number of shares of stock at a fixed price (i.e., the share price set on the grant date). The 2021 stock options vest in three equal annual installments, assuming the NEO remains employed through each vesting date, and expire ten years from the grant date. The Fortune Brands Compensation Committee believes that stock options are performance-based and at-risk because the NEO only realizes value to the extent the stock price increases after the grant date.

As noted above, in connection with the Separation, the RSUs and stock options will be adjusted and converted into MasterBrand RSUs and MasterBrand options in a manner that preserves the value of the award following the Separation and reflects the NEO’s continuing employment with MasterBrand.

Benefits

Retirement

Employees of Fortune Brands, including the NEOs, are generally eligible for retirement benefits through the Fortune Brands Home & Security Retirement Savings Plan (the “Qualified Savings Plan”) for salaried employees, a tax-qualified defined contribution 401(k) plan. Fortune Brands believes that the Qualified Savings Plan’s benefits are consistent with competitive pay practices and are an important element in attracting and retaining talent in a competitive market.

Fortune Brands froze pension plan participation and benefit accruals in 2016 and, as a result, Mr. Banyard is not entitled to a benefit under these plans.

Severance

Fortune Brands has an Agreement for the Payment of Benefits Following Termination of Employment (the “Severance Agreement”) with Mr. Banyard. Under the terms of the Severance Agreement, Mr. Banyard is entitled to severance benefits upon a “qualifying termination of employment” (i.e., termination by the employer without “cause” or by the NEO for “good reason”) or in the event of a qualifying termination of employment following a change in control. The Separation will not constitute a change in control under the Severance Agreement.

All other NEOs, other than Mr. Banyard, are entitled to severance benefits upon a “qualifying termination of employment” (i.e., separation from service due to an involuntary termination of employment resulting from the elimination of the employee’s job position or a reduction in force, subject to certain exceptions) under Fortune Brands’ United States Severance Plan (“Severance Plan”).

The NEOs are not entitled to any tax gross ups under the Severance Agreement or the Severance Plan, including those related to the change-in-control related excise taxes imposed under the Code. In connection with the Separation, we expect to enter into new severance agreements with the NEOs that are generally consistent with the Severance Agreement in place with Fortune Brands.

See the “2021 Potential Payments Upon Termination or Change in Control” table below for a summary of the compensation payable under such agreements assuming a termination of employment or a change in control of Fortune Brands as of December 31, 2021.

Perquisites

As an executive officer of Fortune Brands, Mr. Banyard participated in Fortune Brands’ executive health program that provides for annual medical examinations. Fortune Brands also provides broad-based plans, which are generally available to employees such as match on charitable contributions and company product purchase programs. In 2021, the NEOs received a limited number of perquisites.

Policies

MasterBrand expects to adopt a policy that allows it to recoup all or part of annual cash incentives or PSAs if there is: (1) a significant or material restatement of its financial statements covering any of the three fiscal years preceding the grant or payment; or (2) a restatement of its financial statements for any year which results from fraud or willful misconduct committed by an award holder. MasterBrand also expects to adopt stock ownership guidelines for NEOs and other executives, which will require them to hold a number of shares equal to a multiple of their annual base salary.

2021 Summary Compensation Table

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Change in pension value and nonqualified deferred compensation earnings ($)(5)	All other compensation ($)(6)	Total ($)
R. David Banyard, Jr. Chief Executive Officer	2021	736,154	0	1,612,465	537,498	460,576	0	19,700	3,336,393
	2020	720,000	0	1,724,968	725,011	471,744	0	17,142	3,658,865
	2019	69,231	725,000	2,749,989	0	0	0	124	3,544,344

PFO

A

B

C

(1)	Salary: Base salaries shown for all NEOs represent the actual amount paid during the year.
(2)

Stock Awards: The amounts listed in this column for 2021 represent the aggregate grant date fair values calculated in accordance with FASB ASC Topic 718 for RSUs and PSAs granted in 2021. For assumptions used in determining these values, see Note 12 to the consolidated financial statements of Fortune Brands contained in Fortune Brands’ Form 10-K for the year ended December 31, 2021 (the “Fortune Brands Form 10-K”).

The amounts included in this column for the PSAs granted during 2021 are calculated based on the probable outcome that the target performance level will be achieved. Assuming the highest level of performance is achieved, the maximum grant date fair value for the PSAs granted during 2021 would be: $2,150,012 for Mr. Banyard; $        for                ;$        for                 ;$        for                ; and $        for                .

(3)

Option Awards: The amounts listed in this column for 2021 reflect the aggregate grant date fair values calculated in accordance with FASB ASC Topic 718 for stock options granted in 2021. For assumptions used in determining these values, see Note 12 to the consolidated financial statements of Fortune Brands contained in the Fortune Brands Form 10-K.

(4)	Non-Equity Incentive Plans: This column lists amounts earned under the annual cash incentive plan.
(5)	Change in Actuarial Value of Pension Benefits: The narrative and the “Retirement and Post-Retirement Benefits 2021 Pension Benefits” table below provides additional detail about the pension plan.
(6)	Perquisites and All Other Compensation: The amounts in this column include the following:
(a)	Matching Contributions Qualified Savings Plan. Matching contributions for 2021 to the Qualified Savings Plan were made by MasterBrand Cabinets, Inc. for Mr. Banyard in the amount of $14,500.
(b)	Other: Included in this column for Mr. Banyard are costs associated with Fortune Brands’ executive health program.

2021 Grants of Plan-Based Awards

Name	Grant date		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
R. David Banyard, Jr.	2/22/21	(2)	0	592,000	1,184,000
	2/22/21	(3)								21,894	86.94	537,498
	2/22/21	(4)							6,166			537,459
	2/22/21	(5)				0	12,333	24,666				1,075,006

(1)

For stock options, the grant date fair value is based on the Black-Scholes value of $24.55. The grant date fair value of PSAs and RSUs was determined based upon the average of the high and low prices of Fortune Brands’ common stock on the grant date: $87.165. Grant date fair values of PSAs and RSUs are computed in accordance with FASB ASC Topic 718. For assumptions used in determining these values, see Note 12 to the consolidated financial statements of Fortune Brand contained in the Fortune Brands Form 10-K.

(2)

Amounts in this row reflect the range of potential payments under the annual incentive programs applicable to the NEO. The target payout for Messrs. Banyard,                ,                ,                 and                is based on 80%,                ,    ,                and                 respectively, of base salary as of December 31, 2021. See “—Types and Amounts of NEO Compensation Awarded in 2021—Annual Cash Incentive” above for further information regarding annual cash incentives.

(3)

This row reflects the number of stock options granted under Fortune Brands’ 2013 Long-Term Incentive Plan (the “LTIP”) and the grant date fair value of the stock options on the grant date. The 2021 stock options vest ratably in three equal annual installments, subject to continued employment through the applicable vesting dates. As noted above, in connection with the Separation, these stock options will be adjusted to convert into MasterBrand options.

(4)

The amounts in this row reflect the number of RSUs that were granted under the LTIP and the grant date fair value of the RSUs on the grant date. The 2021 RSUs vest in three equal annual installments, subject to continued employment through the applicable vesting dates. As noted above, in connection with the Separation, these RSUs will be adjusted to convert into MasterBrand RSUs.

(5)

The amounts in this row reflect the range of potential payouts for PSAs that were granted under the LTIP for the 2021-2023 performance period. The performance goals for the 2021-2023 PSAs are EBITDA (weighted 75%) and average ROIC (weighted 25%). As noted above, in connection with the Separation, these PSAs will be adjusted to convert into MasterBrand RSUs, with the number of MasterBrand RSUs determined based upon expected performance through the end of the performance period calculated based on actual Fortune Brands performance from the start of the performance period through the end of the fiscal quarter preceding the Distribution Date and expected performance for the remainder of the performance period had the Separation not occurred.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table reflects the outstanding equity awards held by each NEO with respect to Fortune Brands as of December 31, 2021. As noted above, in connection with the Separation, these equity awards will be adjusted to convert into equity awards with respect to MasterBrand.

Name	Option awards					Stock awards
	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable(2)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(3)	Market value of shares or units of stock that have not vested ($)(4)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(5)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(6)
R. David Banyard, Jr.	0	21,894		86.94	2/22/31	28,222	$3,016,932	26,816	2,866,630
	0	9,830		83.07	12/7/30
	11,854	23,708		69.34	2/24/30

(1)	Each outstanding stock option that was exercisable on December 31, 2021 is listed in this column.
(2)

Each outstanding stock option that was not yet exercisable on December 31, 2021 is listed in this column. Generally, stock options vest in three equal annual installments, subject to continued employment through the applicable vesting dates. Stock option granted in December 2020, will vest 50% in 2022 and 50% in 2023, subject to continued employment through the applicable vesting dates. The chart below reflects the number of outstanding stock options that will vest during each of 2022, 2023 and 2024 (assuming each NEO’s continued employment through the applicable vesting date):

	Number of Options Vesting by Year
Name	2022	2023	2024
R. David Banyard, Jr.	24,066	24,067	7,299

(3)

Each outstanding RSU that had not yet vested as of December 31, 2021 is listed in this column. Generally, RSUs vest in three equal annual installments subject to continued employment through the applicable vesting dates. RSUs granted in December 2020, vest 50% in 2022 and 50% in 2023, subject to continued employment through the applicable vesting dates. The chart below reflects the number of outstanding RSUs that will vest during 2022, 2023 and 2024 (assuming each NEO’s continued employment through the applicable vesting date):

	Number of RSUs Vesting by Year
Name	2022	2023	2024
R. David Banyard, Jr.	20,332	5,834	2,056

(4)	This column reflects the value of the outstanding RSUs that have not yet vested using the December 31, 2021 closing price of Fortune Brands’ common stock of $106.90.
(5)

The amounts reported in this column are based on achieving target performance goals for PSAs granted in 2020 and 2021, as the performance for each performance period is measured on a cumulative basis and is not determinable until the end of the three year performance period. The PSAs vest based on Fortune Brands’ performance over the three year performance period and are subject to the executive’s continued employment through the end of the performance period. The description under “—Types and Amounts of NEO Compensation Awarded in 2021—Long-Term Equity Awards—Performance Share Awards” and the footnotes to the table titled “2021 Grants of Plan-Based Awards” provide additional detail on the PSAs granted in 2021. The chart below reflects the number of PSAs outstanding as of December 31, 2021 (assuming target and each NEO’s continued employment):

	Number of PSA Outstanding By Performance Period
Name	2020-2022	2021-2023
R. David Banyard, Jr.	14,483	12,333

(6)	This column reflects the value of the PSAs using the December 31, 2021 closing price of Fortune Brands’ common stock of $106.90.

2021 Option Exercises and Stock Vested

Name	Option awards		Stock awards
	Number of shares acquired on exercise (#)(1)	Value realized on exercise ($)(2)	Number of shares acquired on vesting (#)(3)	Value realized on vesting ($)(4)
R. David Banyard, Jr.	0	0	16,913	1,674,540

(1)	This column reflects the number of stock options exercised during 2021.

(2)	This column reflects the difference between the market value of the shares on the date of exercise and the exercise price of the stock options.
(3)

This column reflects the number of RSUs that vested in 2021 which were granted in 2018, 2019 and 2020. This column also reflects the number of shares acquired upon the vesting of PSAs for the 2019-2021 performance period.

(4)	This column reflects the value of RSUs and PSAs calculated using the market value of the shares on the applicable vesting dates.

Retirement and Post-Retirement Benefits 2021 Pension Benefits

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
R. David Banyard, Jr.	—	—	—	—

2021 Nonqualified Deferred Compensation

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)(1)	Aggregate earnings in last FY ($)	Aggregate withdrawals /distributions ($)	Aggregate balance at last FYE ($)
R. David Banyard, Jr.	—	—	—	—	—

(1)	Amounts listed in this column were reported as compensation in the last fiscal year in the “All Other Compensation” column of the “2021 Summary Compensation Table.”

Employment Contracts, Termination of Employment and Change in Control Arrangements

Termination of Employment and Change in Control Arrangements. To protect Fortune Brands’ interests in retaining its top talent, Fortune Brands has a Severance Agreement with Mr. Banyard. Under the terms of the Severance Agreement, Mr. Banyard is entitled to severance benefits upon a qualifying termination of employment (i.e., termination without “cause” or by Mr. Banyard for “good reason”). In 2021, the severance benefits under the Severance Agreement consisted of:

•

an amount equal to a multiple (1.5 years for Mr. Banyard) of Mr. Banyard’s (1) base salary, (2) target annual cash incentive, plus (3) any profit sharing allocation and matching contributions under the applicable tax-qualified and non-qualified defined contributions plans for the year prior to the year in which the termination takes place;

•	an additional number of months (equal to the severance multiple described above) of coverage under health, life and accident plans to the extent allowed under the applicable plan; and

•

an amount equal to the annual cash incentive award Mr. Banyard would have received based upon actual Fortune Brands (or applicable business) performance for the calendar year in which the termination date occurs, prorated for Mr. Banyard’s service during the year.

The Severance Agreement contains various restrictive covenants, including a one year non-solicitation provision, a non-disparagement provision and a one year non-competition restriction. Mr. Banyard is required to sign a release of legal claims against Fortune Brands to receive any severance payments.

Mr. Banyard’s Severance Agreement contains provisions which provide for enhanced benefits in the event of a qualifying termination (i.e., termination without “cause” or by Mr. Banyard for “good reason”) following a change in control. The Severance Agreement contains “double triggers,” which means that there must be both a change in control of Fortune Brands (or applicable business) and a qualifying termination of employment before any enhanced benefits are paid. In the event of termination of Mr. Banyard within 2 years following a change in control, the multiple is increased from 1.5 years to 2 years. The Severance Agreement does not allow for excise tax gross ups on these amounts.

All NEOs, other than Mr. Banyard, are entitled to severance benefits upon a “qualifying termination of employment” (i.e., separation from service due to an involuntary termination of employment resulting from the elimination of the employee’s job position or a reduction in force, subject to certain exceptions) under the Severance Plan. Pursuant to the terms of the Severance Plan, in the event of such a qualifying termination of employment, such NEOs will be entitled receive severance payments equal to: (i) twelve months of base salary; (ii) a pro-rated portion of the NEO’s target bonus for the year in which the termination of employment occurs, if such bonus is not otherwise payable as a result of the termination of employment; and (iii) and subsidized medical, dental, and vision coverage at active employee rates for twelve months following the termination date, provided that the NEO is enrolled in coverage under the employer’s group health plan upon his or her termination of employment and does not become eligible to enroll in another group health plan. The NEOs may also be entitled to receive outplacement services at the employer’s discretion. Cash severance benefits will be payable in a single lump sum cash payment unless otherwise specified in the Severance Plan or a release agreement. In all cases, the NEO’s right to receive any such severance payments or benefits is contingent upon the NEO’s timely execution and non-revocation of a release of claims.

Treatment of Equity Awards Following a Termination of Employment (other than in the event of a Change in Control). If a NEO’s employment terminates with or without cause, all unvested PSAs, RSUs and stock options are forfeited. If a NEO dies, becomes disabled or retires, his or her outstanding equity awards vest or are paid as follows:

Treatment of Equity in the Event of Death, Disability or Retirement
Event	Performance Share Awards	Restricted Stock Units	Stock Options
Death	Shares paid at the end of the performance period based on actual Fortune Brands performance.	Outstanding RSUs fully vest.	Unvested stock options fully vest.

Disability(1)	Shares paid at the end of the performance period based on actual Fortune Brands performance.	Outstanding RSUs continue to vest according to the vesting schedule.	Unvested stock options continue to vest according to the vesting schedule.

Retirement(2)	Shares paid at the end of the performance period based on actual Fortune Brands performance.	Outstanding RSUs fully vest.	Unvested stock options fully vest.

(1)	The executive must have one year of service from the grant date prior to the date of disability to be entitled to receive the disability treatment listed above.

(2)

The executive must be 55 years of age with 5 years of service and also have one year of service from the grant date prior to the date of retirement to be entitled to receive the retirement treatment listed above. This provision is not generally applicable to retention awards or off-cycle awards granted in prior years.

Treatment of Equity Awards Following a Change in Control and Termination of Employment. In the event a NEO is terminated by the employer without cause or by the NEO for good reason within two (2) years of a change in control, his or her equity awards vest or are paid as follows:

Treatment of Equity In the Event of a Termination Following a Change In Control*
Award	Treatment
PSAs	Shares are paid assuming that target performance was achieved.
RSUs	Outstanding RSUs fully vest.
Stock Options	Unvested stock options fully vest.

*	The Fortune Brands Board has the ability to exercise its discretion to accelerate outstanding awards in the event of a change in control.

2021 Potential Payments Upon Termination or Change in Control (1)
	Voluntary				Involuntary				Death		Disability(2)		Retirement		Involuntary Termination (without Cause) or Termination for Good Reason After Change in Control
	For Good Reason		Without Good Reason		For Cause		Without Cause
Cash Severance

Banyard. Jr.		$2,019,750		$0		$0		$2,019,750		$0		$0		$0		$2,693,000
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
Health and Related Benefits(3)

Banyard. Jr.		$26,976		$0		$0		$26,976		$720,000		$0		$0		$35,967
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
Options(4)

Banyard, Jr.		$0		$0		$0		$0		$1,561,726		$1,124,721		$0		$1,561,726
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
RSUs

Banyard, Jr.		$0		$0		$0		$0		$3,064,912		$2,357,786		$0		$3,064,912
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$

Performance Share Awards

Banyard, Jr.		$0		$0		$0		$0		$2,908,423		$1,577,199		$0		$2,908,423
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
Total Potential Payments

Banyard, Jr.		$2,046,726		$0		$0		$2,046,726		$8,255,061		$5,059,706		$0		$10,264,028
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$
	$		$		$		$		$		$		$		$

(1)

This table assumes the specified termination events occurred on December 31, 2021. The value of the equity that would have vested or been settled in connection with a termination event or a change in control was determined by using the closing price of Fortune Brands’ common stock on December 31, 2021 $106.90 (per share).

(2)	The amounts reported in this column assume that the executive remains on disability through the full vesting of the award.

(3)	The Health and Related Benefits listed under the “Death” column reflect the incremental value of life insurance benefits.
(4)	The amount reported in the “Disability” column reflect the value of unvested stock options that would have continued to vest according to the normal vesting schedule applicable to the award.

MasterBrand Annual Incentive Plan

Prior to the Separation, MasterBrand expects to adopt an Annual Incentive Plan (the “Annual Plan”) which is intended to advance the interests of MasterBrand and its stockholders by helping to secure and retain executives of outstanding ability by providing performance-based incentives to senior executives of MasterBrand who are designated by the MasterBrand Compensation Committee to participate in the Annual Plan for specified performance periods. The material terms of the Annual Plan are expected to be as follows:

Description of the Annual Plan

Administration

The Annual Plan will be administered by the MasterBrand Compensation Committee. The MasterBrand Compensation Committee will have the authority to select the persons who are granted awards under the Annual Plan, to determine the time when awards will be granted, to determine whether objectives and conditions for earning awards have been met, to determine whether awards will be paid at the end of the award period or deferred and to determine whether an award or payment of an award should be reduced or eliminated. The MasterBrand Compensation Committee, as it deems necessary, may delegate its responsibilities for administering the Annual Plan to executives or other employees of MasterBrand.

Eligible Participants

MasterBrand officers and senior employees will be eligible to participate in the Annual Plan. The MasterBrand Compensation Committee, in its discretion, will approve the officers and senior employees to whom awards may from time to time be granted under the Annual Plan.

Award Types

The Annual Plan will provide cash award opportunities for eligible participants on an annual basis.

Performance Targets

Under the Annual Plan, the performance goals applicable to a particular award will be determined by the MasterBrand Compensation Committee at the time of grant. The performance goals may be based on corporate-wide or subsidiary, division, operating unit or individual measures, stated in either absolute terms or relative terms, such as rates of growth or improvement. The performance goals applicable to a particular award will be determined by the MasterBrand Compensation Committee at the time of grant.

Amendment and Termination

The MasterBrand Board may alter, amend, suspend or terminate the Annual Plan, in whole or in part, at any time, subject to any stockholder approval as required by law, rule or regulation. However, no amendment may adversely affect the rights of a participant with respect to whom an award has been determined for a completed performance period but not yet paid.

MasterBrand 2022 Long-Term Incentive Plan

Prior to the Separation, MasterBrand expects to adopt a 2022 Long-Term Incentive Plan (the “2022 Plan”) which is intended to align the interests of its officers, employees, non-employee directors and independent contractors with those of its stockholders, to attract and retain such individuals and to motivate them to act in the long-term best interests of our Company and its stockholders. As described above, in connection with the Separation, certain existing equity incentive awards with respect to Fortune Brands common stock will be converted into equity incentive awards with respect to shares of MasterBrand common stock, which replacement awards will be issued under the 2022 Plan. The material terms of the 2022 Plan are expected to be as follows:

Purposes of the 2022 Plan

The purposes of the 2022 Plan are to (1) align the interests of MasterBrand’s stockholders with the interests of 2022 Plan participants by increasing their proprietary interest in MasterBrand’s growth and success, (2) advance the interests of MasterBrand by attracting and retaining directors, officers, other employees and independent contractors, and (3) motivate 2022 Plan participants to act in the long-term best interests of MasterBrand and its stockholders. The MasterBrand Board believes that the 2022 Plan will aid MasterBrand in securing, retaining and incentivizing key employees of outstanding ability by offering them the opportunity to receive a proprietary interest in MasterBrand.

Description of the 2022 Plan

Administration

The 2022 Plan will be administered by the MasterBrand Compensation Committee, a subcommittee thereof or other committee designated by our Board of Directors (the “Plan Committee”). Each member of the Plan Committee is intended to be (1) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and (2) “independent” within the meaning of the rules of the NYSE. Our Board of Directors may also serve as the Plan Committee.

The Plan Committee will have authority to establish rules for administering the 2022 Plan and to decide questions of interpretation or application of any provision of the 2022 Plan. The Plan Committee may take any action such that (1) any or all outstanding options and stock appreciation rights (“SARs”) become exercisable in part or in full, (2) all or any portion of a restriction period on any outstanding stock award lapse, (3) all or a portion of any performance period applicable to any outstanding award lapse and (4) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other interim level.

The Plan Committee may delegate some or all of its power and authority under the 2022 Plan to our Board of Directors (or any member thereof), or, subject to applicable law, to a subcommittee of our Board of Directors, a member of our Board of Directors, the Chief Executive Officer or other executive officer of MasterBrand as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of our Board of Directors, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Eligible Participants

Eligible individuals are defined as officers, other employees, directors and independent contractors and persons expected to become officers, other employees, directors and independent contractors of MasterBrand and its subsidiaries.

Non-employee directors are permitted to receive cash compensation and equity grants under the 2022 Plan, which have a total value not in excess of $750,000 during a single fiscal year to a single individual (subject to certain exceptions).

Maximum Number of Shares Authorized

Under the terms of the 2022 Plan,                shares of our common stock will initially be available for awards under the 2022 Plan, excluding substitute awards and awards granted to MasterBrand service providers in replacement of Fortune Brands awards. To the extent that shares of our common stock subject to an outstanding award granted under the 2022 Plan are not issued or delivered by reason of (1) the expiration, termination, cancellation or forfeiture of such award, (2) the settlement of such award in cash, (3) the use of shares to satisfy the withholding taxes related to an award, or (4) the use of such shares for the net settlement or net exercise of an option or stock-settled SAR, then such shares of our common stock will again be available under the 2022 Plan. Shares of our common stock subject to an award under the 2022 Plan will not be available again under the 2022 Plan if such shares were repurchased by us on the open market with the proceeds of an option exercise.

Types of Awards Available

Stock Options and SARs: The 2022 Plan permits the grant of incentive stock options, options not qualifying as incentive stock options under the Code (“nonqualified options”) and SARs. SARs may entitle recipients to receive payments in cash, shares or a combination, and in any case will entitle the recipient to a payment in an amount representing the appreciation in the market value of a specified number of shares from the date of grant until the date of exercise.

The 2022 Plan allows the Plan Committee to set the terms of each option or SAR at the time of grant, but the exercise price may not be less than 100% of the fair market value of our common stock at the time of grant, subject to certain exceptions. The term of an option or SAR will be determined by the Plan Committee; provided, however, that no option or SAR (other than a nonqualified option or SAR exercisable by a holder’s executor, legal representative or similar person following the holder’s death, to the extent permitted in the award agreement) will be exercisable later than ten years after its date of grant. The 2022 Plan does not permit the re-pricing of an options or SARs without stockholder approval. The 2022 Plan also prohibits the payment of dividend equivalents with respect to options and SARs.

Performance Awards: The 2022 Plan authorizes the Plan Committee to grant performance awards in the form of performance shares and performance units. Performance awards may be payable in cash or shares of our common stock, or a combination of cash and shares, at the end of the performance period, as determined by the MasterBrand Compensation Committee based on the achievement of performance criteria and objectives established with respect to such award. Performance awards are subject to forfeiture if the holder does not remain continuously employed by or in the service of our Company during the performance period or if the performance measures are not attained during the performance period.

Stock Awards: The 2022 Plan provides for the grant of stock awards. The Plan Committee may grant a stock award as a restricted stock award, restricted stock unit award or other stock-based award (awards that may pay out in restricted or unrestricted shares of our common stock or “units” based on the value of our common stock). Restricted stock awards and restricted stock unit awards may be subject to forfeiture if the holder does not remain continuously employed by or in the service of our Company during the restriction period or if specified performance measures (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of our Company, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of our common stock.

Restricted stock units may be settled in shares of our common stock, cash or a combination thereof, as determined by the Plan Committee. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit has no rights as a stockholder of our Company.

Termination of Employment or Service

All of the terms relating to the treatment of an award upon a termination of employment or service of a participant, whether by reason of disability, retirement, death or any other reason, will be determined by the Plan Committee.

Dividends and Dividend Equivalents

The Plan Committee may, in its discretion, provide that any award other than awards of options or SARs may earn dividends or dividend equivalents. Any dividends or dividend equivalents accrued while an award is outstanding will only be payable upon vesting and subject to the same vesting and performance conditions that apply to the award. No dividends or dividend equivalents will be paid unless the underlying equity award is actually earned.

Change in Control

In the event of a change in control of our Company, our Board of Directors (as constituted prior to such change in control) may, in its discretion, provide that (1) some or all outstanding options and SARs will become exercisable in full or in part either immediately or upon a subsequent termination of employment, (2) the restriction period applicable to some or all outstanding stock awards will lapse in full or in part either immediately or upon a subsequent termination of employment, (3) the performance period applicable to some or all outstanding awards will lapse in full or in part and (4) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other interim level. In addition, in the event of a change in control, our Board of Directors may, in its discretion, require that shares of stock of the company resulting from such change in control, or the parent thereof, or other property be substituted for some or all of the shares of our common stock subject to outstanding awards as determined by our Board of Directors, and/or require outstanding awards, in whole or in part, to be surrendered to us in exchange for a payment of cash, other property, shares of capital stock in the company resulting from the change in control or the parent thereof, or a combination of cash and shares.

Generally, a change in control is defined as:

•	certain acquisitions by a person or group of beneficial ownership of 50% or more of the total fair market value or total voting power of our outstanding voting stock;

•	a change in the composition of our Board of Directors that results in a majority of our current directors (or successor directors approved by our current directors) not being continuing directors;

•

a merger, consolidation or sale of substantially all the assets of our Company in a transaction unless: (1) our stockholders immediately prior to the transaction own at least 60% of the voting power of the surviving, resulting or transferee entity; (2) no person beneficially owns 30% or more of the combined voting power of the entity, unless they owned such percentage of our Company before the transaction; and (3) a majority of the directors of the resulting company were directors of our Company before the transaction; or

•	stockholders approve a complete liquidation or dissolution of our Company.

Amendment and Termination

The 2022 Plan will become effective prior to the Separation. Unless terminated earlier by our Board of Directors, the 2022 Plan will terminate as of date of our annual stockholder meeting held on or after the tenth anniversary of the effective date of the 2022 Plan. Our Board of Directors may amend the 2022 Plan at any time, subject to stockholder approval (i) with respect to any amendment that seeks to modify the non-employee director compensation limit or the prohibition on repricing described above, or (ii) as required by applicable law, rule or regulation, including any rule of the NYSE, and provided that no amendment may be made which materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Clawback of Awards

The awards granted and any cash payment or shares of our common stock delivered pursuant to an award may be subject to forfeiture, recovery by us or other action pursuant to the applicable award agreement or any clawback or recoupment policy which we may adopt from time to time, including any such policy which we may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

New Plan Benefits

The future benefits that might be received by officers, employees and non-employee directors cannot be determined at this time. All officers, employees and non-employee directors are eligible for consideration to participate in the 2022 Plan. As noted above, in connection with the Separation, certain existing equity incentive awards with respect to Fortune Brands common stock will be converted into equity incentive awards with respect to shares of MasterBrand common stock, which replacement awards will be issued under the 2022 Plan but will not reduce the available share pool under the 2022 Plan with respect to future grants.

SECURITY OWNERSHIP OF MANAGEMENT, DIRECTORS AND PRINCIPAL STOCKHOLDERS

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the Distribution by (i) each of our directors, (ii) each of our named executive officers, (iii) our directors and executive officers as a group and (iv) those persons that we expect to be the beneficial owners of more than five percent of our outstanding common stock immediately following the Distribution. The table is based on information available to us concerning ownership of Fortune Brands common stock as of the Record Date and the distribution ratio of                shares of our common stock for each share of Fortune Brands’ common stock. Percentages were calculated based upon                 shares of MasterBrand common stock outstanding immediately following the Distribution, based upon approximately                shares of Fortune Brands common stock issued and outstanding on                 , 2022 and applying the distribution ratio.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to the securities listed opposite such person’s or entity’s name. As used in this Information Statement, “beneficial ownership” means that a person has, or has the right to acquire within 60 days, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security. We expect that holders of Fortune Brands options, Fortune Brands RSUs and performance shares who are expected to continue their employment with MasterBrand following the Distribution Date will have their Fortune Brands options, Fortune Brands RSUs and performance shares convert into MasterBrand options and, in the case of Fortune Brand RSUs and performance shares, MasterBrand RSUs pursuant to a formula that is intended to preserve the intrinsic value of their Fortune Brands equity awards following the Distribution. For a more detailed discussion regarding the treatment of outstanding Fortune Brands equity awards following the Separation, see “The Separation—Treatment of Equity-Based Compensation” in this Information Statement.

Unless otherwise indicated, the business address of each of our directors and executive officers is the same as our address:

Name	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
The Vanguard Group(2)
FMR LLC(3)
BlackRock, Inc.(4)
JP Morgan Chase & Co.(5)
R. David Banyard, Jr.

Directors and executive officers as a group ( persons)

*	Less than 1%
(1)

Includes the following number of shares with respect to which the following directors and named executive officers have the right to acquire beneficial ownership within 60 days after the date of this table:

Name	Number of Shares
R. David Banyard, Jr.

(2)

This information is derived from a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group (“Vanguard”). Assuming no change in Vanguard’s ownership of Fortune Brands common stock between December 31, 2021 and the Distribution Date, Vanguard would have sole voting power over                shares of MasterBrand common stock, shared voting power over                shares of MasterBrand common stock, sole dispositive power over                shares of MasterBrand common stock, and shared dispositive power over shares of MasterBrand common stock. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
(3)

This information is derived from a Schedule 13G/A filed on June 10, 2022 by FMR LLC (“FMR”). Assuming no change in FMR’s ownership of Fortune Brands common stock between May 31, 2022 and the Distribution Date, FMR would have sole voting power over                shares of MasterBrand common stock, shared voting power over                 shares of MasterBrand common stock, sole dispositive power over                shares of MasterBrand common stock, and shared dispositive power over                  shares of MasterBrand common stock. The principal business address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(4)

This information is derived from a Schedule 13G/A filed on February 3, 2022 by BlackRock, Inc. (“BlackRock”). Assuming no change in Blackrock’s ownership of Fortune Brands common stock between December 31, 2021 and the Distribution Date, BlackRock would have sole voting power over                  shares, shared voting power over                shares, sole dispositive power over                  shares, and shared dispositive power over                shares. The principal business address of BlackRock, Inc., is 55 East 52nd Street, New York, New York, 10055.

(5)

This information is derived from a Schedule 13G filed on January 21, 2022 by JPMorgan Chase & Co. (“JPMorgan”). Assuming no change in JPMorgan’s ownership of Fortune Brands common stock between December 31, 2021 and the Distribution Date, JPMorgan would have sole voting power over                  shares, shared voting power over                shares, sole dispositive power over                shares and shared dispositive power over                shares. The principal business address of JPMorgan is 383 Madison Avenue, New York, New York 10179.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policies and Procedures

We expect that our Board of Directors will adopt a related person transactions policy and which will require our executive officers, directors and director nominees to notify our Corporate Secretary promptly in writing of any transaction in which:

•	the amount exceeds $120,000;

•	MasterBrand or its subsidiaries are, were or are proposed to be a participant; and

•	such person or such person’s immediate family members or related persons, has, had or may have a direct or indirect material interest.

Subject to certain exceptions to be delineated in the policy, related person transactions will be required to be brought to the attention of the Audit Committee of our Board of Directors, or any other committee designated by our Board of Directors that consists solely of independent directors, for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve or ratify the related person transaction, the committee will be required to consider all relevant facts and circumstances, including the materiality of the related person’s direct or indirect interest in the transaction, the materiality of the related person transaction to us, the impact of the related person transaction on the related person, the impact of the related person transaction on the related person’s independence and the actual or apparent conflict of interest of the related person participating in the related person transaction. If the committee determines that the related person has a direct or indirect material interest in any such transaction, the committee will be required to review and approve, ratify or disapprove the related person transaction.

This policy will supplement MasterBrand’s Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers, both of which will be available on our website and will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct and Ethics will provide that all directors, officers and employees must ensure that business decisions they make and actions they take on behalf of our Company are not influenced by personal interests and will require appropriate disclosures of potential conflicts of interest. Similarly, the Code of Ethics for Senior Financial Officers will require our Chief Executive Officer, Chief Financial Officer and principal accounting officer to act honestly and ethically in the handling of apparent conflicts of interest between personal and professional relationships.

Agreements with Fortune Brands

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with Fortune Brands after the Separation. These agreements will provide for the allocation between us and Fortune Brands of the assets, liabilities and obligations of Fortune Brands and its subsidiaries, and will govern the relationship between MasterBrand and Fortune Brands after the Separation.

In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with Fortune Brands include:

•	a Tax Allocation Agreement;

•	a Transition Services Agreement; and

•	an Employee Matters Agreement.

The summaries of these agreements set forth below are qualified in their entirety by reference to the full text of the applicable agreements, which are included as exhibits to our registration statement on Form 10, of which this Information Statement is a part.

Separation and Distribution Agreement

The Separation and Distribution Agreement will contain the key provisions relating to the Separation of our businesses from Fortune Brands. It will also contain other agreements that govern certain aspects of our relationship with Fortune Brands that will continue after the completion of the Separation.

Transfer of Assets and Assumption of Liabilities. The subsidiaries that we own currently own nearly all of the assets that will be needed to operate the MasterBrand business. Accordingly, only specifically identified assets owned by Fortune Brands and the subsidiaries it will retain following the Distribution will be transferred to us in the Separation. Any such assets will be purchased at fair market value.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the Distribution. Prior to the Distribution, the number of our shares of common stock held by Fortune Brands will be increased to the number of shares of our common stock distributable in the Distribution. Fortune Brands will cause the Transfer Agent to distribute all of the issued and outstanding shares of our common stock to Fortune Brands stockholders who hold Fortune Brands shares as of the Record Date.

Conditions to the Distribution. Additionally, the Separation and Distribution Agreement will provide that the Distribution is subject to several conditions that must be satisfied or waived by Fortune Brands in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation—Conditions to the Distribution” in this Information Statement. Fortune Brands may, in its sole discretion, determine the Record Date and the Distribution Date and any necessary or appropriate procedures in connection with the Distribution, and may at any time until the Distribution decide to abandon the Distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated and the Distribution and the Separation may be abandoned at any time prior to the Distribution by Fortune Brands, in its sole discretion.

Releases and Indemnification. The Separation and Distribution Agreement will provide for a broad mutual general release and discharge of all liabilities existing or arising from or based on facts existing prior to the Separation, between or among us or any of our affiliates, and Fortune Brands or any of its affiliates (other than us). These mutual general releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement and the ancillary agreements.

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of the Fortune Brands Business retained businesses with Fortune Brands. Specifically, subject to certain exceptions set forth in the Separation and Distribution Agreement, we anticipate that we will agree to assume liability for, and to indemnify and hold harmless Fortune Brands, its affiliates and its directors, officers and employees against, certain liabilities relating to our business and the Separation, including all liabilities relating to, arising out of or resulting from:

•	the failure by MasterBrand or any other person to pay, perform or otherwise promptly discharge any MasterBrand liability;

•

the Cabinets business, including (i) all liabilities of MasterBrand and its subsidiaries to the extent based upon or arising out of the current or former business and operations MasterBrand and its subsidiaries or the assets to be transferred to us as part of the Separation, (ii) all liabilities of Fortune Brands and its subsidiaries to the extent based upon or arising out of the current or former business and operations of MasterBrand and its subsidiaries or the assets to be transferred to us as part of the Separation, (iii) all liabilities based upon or arising out of financial instruments of MasterBrand and its subsidiaries and (iv) all liabilities on our unaudited pro forma condensed consolidated balance sheet as of June 26, 2022 and all liabilities incurred by MasterBrand or Fortune Brands of the type that would have been included on such balance sheet had they been incurred on or prior to the date thereof;

•	the business and operations of MasterBrand and its subsidiaries as conducted on, at any time prior to, or at any time after the Distribution;

•

except to the extent provided in the Separation and Distribution Agreement, any claim that the information included in our registration statement on Form 10, this Information Statement or our registration statement on Form S-8 registering shares of MasterBrand stock subject to equity-based awards (“our Form S-8”), is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the breach by us of any covenant or agreement set forth in any agreement entered into in connection with the Separation; and

•	any of our financial instruments.

It is expected that Fortune Brands will agree to indemnify and hold harmless us, our affiliates and our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure by Fortune Brands or any other person to pay, perform or otherwise promptly discharge any Fortune Brands liability;

•

the business and operations conducted by Fortune Brands, other than the Cabinets business, including, (i) all liabilities of Fortune Brands and its subsidiaries to the extent based upon or arising out of all of the current or former businesses and operations of Fortune Brands other than the current or former MasterBrand business and operations (the “Fortune Brands Business”), (ii) all liabilities of MasterBrand and its subsidiaries to the extent based upon or arising out of the Fortune Brands Business and (iii) all liabilities based upon or arising out of financial instruments of Fortune Brands and its subsidiaries;

•	the Fortune Brands Business as conducted on, at any time prior to, or at any time after the Distribution;

•

solely with respect to information identified in the schedules to the Separation and Distribution Agreement as being supplied by or the responsibility of Fortune Brands, any claim that the information included in our registration statement on Form 10, this Information Statement or our Form S-8, is or was false or misleading with respect to any material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

•	the breach by Fortune Brands of any covenant or agreement set forth in any agreement entered into in connection with the Separation; and

•	any Fortune Brands’ financial instruments.

The Separation and Distribution Agreement also will establish procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes and employee benefits will be governed by the Tax Allocation Agreement and the Employee Matters Agreement, respectively.

Representations and Warranties. In general, neither we nor Fortune Brands will make any representations or warranties regarding Fortune Brands or Cabinets, their respective assets or liabilities (including any assets or liabilities to be transferred from Fortune Brands to Cabinets), condition or prospects, or the transactions contemplated by the Separation and Distribution Agreement, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is”, “where is” basis.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the Distribution as a result of an absence or non-satisfaction of any required third-party consent, governmental approval or other condition, the parties will agree to use commercially reasonable efforts to effect such transfers or assumptions as promptly as reasonably practicable following the date of the Distribution. In addition, each of the parties will agree to use commercially reasonable efforts to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the other ancillary agreements. If following the Distribution it is determined that an asset was transferred to us by Fortune Brands without the payment by us to Fortune Brands of an amount equal to the fair market value of such asset, we and Fortune Brands will agree upon the fair market value of such asset and we will pay such amount to Fortune Brands.

Insurance. The Separation and Distribution Agreement will provide for the allocation among the parties of benefits under existing insurance policies for occurrences prior to the Distribution and sets forth procedures for the administration of insured claims.

Access to Information. The Separation and Distribution Agreement will provide that the parties will exchange certain information reasonably required to comply with requirements imposed on the requesting party by a government authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved.

Expenses. Except as expressly set forth in the Separation and Distribution Agreement or in any related agreement, each of Fortune Brands and MasterBrand will pay all third-party fees, costs and expenses paid or incurred by it in connection with the Separation. However, Fortune Brands generally will pay non-recurring third-party fees, costs and expenses arising from the Separation incurred prior to the Distribution Date that are expected to primarily benefit Fortune Brands and MasterBrand will pay all third-party fees, costs and expenses incurred prior to the Distribution Date that are expected to primarily benefit MasterBrand following the Distribution in the ordinary course of business.

Other matters. Other matters governed by the Separation and Distribution Agreement will include, among others, approvals and notifications of transfer, termination of intercompany agreements, shared contracts, financial information certifications and confidentiality.

Tax Allocation Agreement

Before the Separation, MasterBrand and Fortune Brands will enter into a Tax Allocation Agreement. The Tax Allocation Agreement will govern the respective rights, responsibilities and obligations of MasterBrand and Fortune Brands with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns. In general, under the Tax Allocation Agreement, MasterBrand will be responsible for all taxes to the extent such taxes are attributable to the MasterBrand business, and we expect to agree to indemnify Fortune Brands for these taxes. Fortune Brands will be responsible for all taxes to the extent such taxes are not attributable to the MasterBrand business and we expect Fortune Brands to agree to indemnify us for these taxes. As a subsidiary of Fortune Brands, MasterBrand has several liability with Fortune Brands to the IRS for the consolidated federal income taxes of the Fortune Brands’ group relating to the taxable periods ending on or prior to the taxable year of the Distribution. Although MasterBrand will continue to be severally liable with Fortune Brands for this liability following the Distribution, under the Tax Allocation Agreement, Fortune Brands will agree to indemnify us for amounts relating to this liability to the extent not attributable to the MasterBrand business. Though valid as between the parties, the Tax Allocation Agreement will not be binding on the IRS. The Tax Allocation Agreement will also contain restrictions on the ability of MasterBrand to take actions that could cause the Distribution or certain Internal Transactions undertaken in anticipation of the Separation to fail to qualify for tax-free or tax-favored treatment. These restrictions will apply for the two-year period after the Distribution, unless MasterBrand obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law or accounting firm that such action will not cause the Distribution or the Internal Transactions undertaken in anticipation of the Separation to fail to qualify for tax-favored treatment, and such letter ruling or opinion, as the case may be, is acceptable to Fortune Brands acting reasonably and in good faith. Moreover, the Tax Allocation Agreement generally will provide that each of MasterBrand and Fortune Brands is responsible for any taxes imposed as a result of the failure of the Distribution or the Internal Transactions to qualify for tax-favored treatment under the Code if such failure is attributable to certain post-distribution actions taken by such party or in respect of such party or such party’s stockholders after the Distribution, regardless of whether the actions occur more than two years after the Distribution, the other party consents to such actions or such party obtains a favorable letter ruling or tax opinion.

Transition Services Agreement

Fortune Brands and MasterBrand will enter into a Transition Services Agreement pursuant to which Fortune Brands and MasterBrand will provide certain transition services to each other on an interim basis. The services may include the provision of administrative and other services identified by the parties. The Transition Services Agreement will generally provide for a term of up to 24 months. The Transition Services Agreement will provide for a flat monthly charge that will escalate over its term in order to give us an incentive to find an alternative source for the services (either through an internally built function or purchased from a third-party provider). All services provided pursuant to the Transition Services Agreement will be compensated on a cost- or cost-plus basis.

The Transition Services Agreement will provide that any service may be terminated by the service recipient upon 30 days advance notice to the service provider or by either party if the other party has materially breached its obligations under the agreement relating to the service and has not cured the breach within an agreed upon period of time.

In general, neither Fortune Brands nor MasterBrand will be liable to the other in connection with any service provided under the Transition Services Agreement except in the case of bad faith, gross negligence, fraud or willful misconduct.

Fortune Brands and MasterBrand will perform the transition services in a manner generally consistent with the manner and level of care with which such services were provided immediately prior to the Distribution. The companies will use all commercially reasonable efforts to end their respective use of the transition services as soon as is reasonably possible and no later than the applicable services termination date specified in the agreements.

Employee Matters Agreement

Fortune Brands and MasterBrand will enter into an Employee Matters Agreement providing for their respective obligations to employees and former employees who are or were associated with MasterBrand (including those employees who transfer employment between Fortune Brands and MasterBrand prior to the Separation) and for other employment and employee benefits matters. The Employee Matters Agreement may also provide for sharing of specific employee and former employee information to enable Fortune Brands and MasterBrand to comply with their respective obligations.

Under the terms of the Employee Matters Agreement, MasterBrand generally will, with certain limited exceptions, assume all liabilities and assets relating to employee benefits for current and former MasterBrand employees, and Fortune Brands generally will retain all liabilities and assets relating to employee benefits for all other current and former Fortune Brands employees (and in certain cases current or former MasterBrand employees). We also anticipate that MasterBrand will assume all assets and liabilities related to benefits for current and former MasterBrand employees in Fortune Brands’ defined contribution and defined benefit plans.

In addition, the Employee Matters Agreement will address the treatment of outstanding Fortune Brands equity awards in connection with the Separation, as described in “The Separation—Treatment of Equity-Based Compensation.”

Internal Transactions

We were incorporated as a Delaware corporation in July 2022. We are a wholly-owned subsidiary of Fortune Brands that immediately before the Distribution holds, through its subsidiaries, all of the assets and liabilities of Fortune Brands’ Cabinets segment. After the Distribution, we will be an independent, publicly-traded company.

In July 2022, we underwent a series of transactions that resulted in us becoming the parent company of the Cabinets business. These include the following:

•	Fortune Brands contributed all of the issued and outstanding shares of MBCI to us; and

•	MBCI was converted into a Delaware limited liability company, MBC LLC.

Prior to the Separation and Distribution, we expect that we will engage in a series of transactions, including the following:

•	we will repatriate cash from MasterBrand’s Canadian subsidiaries and utilize a portion of that cash to pay a cash dividend to Fortune Brands;

•	we will incur $ million aggregate principal amount of indebtedness under the Financing Arrangements;

•

we and Fortune Brands will net settle any related party balances between us and Fortune Brands as a net distribution of capital by us to Fortune Brands of the net receivables owed by Fortune Brands to us;

•	we will use funds received by us under the Financing Arrangements to make the Fortune Brands Cash Payment to Fortune Brands by way of a cash dividend; and

•

we will recapitalize our stock so that the number of outstanding shares of MasterBrand common stock owned by Fortune Brands immediately prior to the Distribution equals the number of shares of MasterBrand common stock to be distributed by Fortune Brands to Fortune Brands stockholders in the Distribution.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We expect to have $        million in aggregate principal amount of indebtedness in connection with the Separation and Distribution under one or more Financing Arrangements. At this time, we do not know the expected terms of the Financing Arrangements. However, a description of the terms of the Financing Arrangements will be included in an amendment to this Information Statement.

DESCRIPTION OF CAPITAL STOCK

Overview

The following is a summary of information concerning our capital stock, including certain provisions of our charter and our bylaws and certain provisions of Delaware law. The following descriptions do not purport to be complete statements of the relevant provisions of our charter, our bylaws or the DGCL. Our charter and our bylaws are included as exhibits to our Registration Statement on Form 10 of which this Information Statement is a part.

Authorized Capital Stock

Immediately following the Distribution, our authorized capital stock will consist of                shares of common stock, par value $0.01 per share, and                 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Upon completion of the Distribution, we expect that we will have an aggregate of approximately                shares of our common stock issued and outstanding, based on the number of shares of Fortune Brands common stock expected to be issued and outstanding as of the Record Date. In addition, we expect that                shares of our common stock will be reserved for issuance upon the exercise of outstanding MasterBrand options and vesting of MasterBrand RSUs. The actual number of shares of our common stock outstanding immediately following the Distribution will depend on the actual number of shares of Fortune Brands common stock issued and outstanding on the Record Date and will reflect any issuance of new shares of Fortune Brands common stock pursuant to Fortune Brands’ equity plans, including from any exercise of Fortune Brands options and the vesting of Fortune Brands RSUs, in each case on or prior to the Record Date.

Upon completion of the Distribution, all of the outstanding shares of our common stock will be validly issued, fully paid and non-assessable.

Dividends. Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends. We do not currently expect to pay any cash dividends; although we may do so in the future. All decisions regarding payment of future dividends will be made by our Board of Directors from time to time in accordance with applicable law and will depend on our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. In matters other than the election of directors, stockholder approval requires the affirmative vote of a majority of the voting power of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, voting as a single class, unless the matter is one upon which, by express provision of law, our charter or our bylaws, a different vote is required. Except with respect to vacancies or new directorships, directors are elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that nominee’s election) at any meeting for the election of directors at which a quorum is present. However, in a contested election of directors, directors are to be elected by a plurality of the votes cast on the election of directors.

In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of our preferred stock, amendments to our charter must be approved by at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

Our bylaws may be amended by the vote of at least a majority of our Board of Directors or the holders of at least a majority of the shares of capital stock present in person or by proxy at a meeting of stockholders and entitled to vote on such amendment, voting together as a single class.

Other Rights. Subject to the rights of any holders of preferred stock, upon our liquidation, dissolution or winding-up, after payment or provision for payment of our debts and other liabilities, the holders of our common stock are entitled to share ratably in all of our assets available for distribution to our stockholders.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any other of our securities and are not subject to liability for further calls or assessments. There are no subscription rights, conversion rights or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our preferred stock upon the rights of holders of our common stock might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; and

•	delaying or preventing a change in control without further action by our stockholders.

Upon completion of the Distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Charter and Our Bylaws

Certain provisions of Delaware law, our charter and our bylaws summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some stockholders might consider to be in their best interests, including attempts that might result in a premium being paid over the market price for shares of our common stock. These provisions:

•	encourage potential acquirers to deal directly with our Board of Directors;

•	give our Board of Directors the time and leverage to evaluate the fairness of the proposal to all stockholders;

•	enhance continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors; and

•	discourage certain tactics that may be used in proxy fights.

Undesignated Preferred Stock. Without any vote or other action by our stockholders, our Board of Directors may designate and issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of MasterBrand. These and other provisions may defer hostile takeovers or delay changes of control of our management.

No Stockholder Action by Written Consent; Special Meetings. Except as otherwise expressly provided by the terms of any series of our preferred stock permitting the holders of such series to act by written consent, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders, and our charter specifically denies the ability of our stockholders to consent in writing to the taking of any action. Further, our charter and our bylaws provide that special meetings may be called only by the Chairperson of our Board of Directors, our Chief Executive Officer or our Board of Directors, by resolution adopted by a majority of the entire Board of Directors. Stockholders may not call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Our charter requires that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of our stockholders must be given in the manner provided in our bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in our share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of our common stock. Generally, under our bylaws, to be timely notice must be received at the principal executive offices of MasterBrand not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of our bylaws, stockholders may request inclusion of proposals in our proxy statement pursuant to Rule 14(a)-8 under the Exchange Act or inclusion of nominees in our proxy statement pursuant to other SEC proxy rules.

Classified Board of Directors. Subject to the rights of holders of any series of our preferred stock with respect to the election of directors, our charter will provide for our Board of Directors to be divided into three classes as nearly equal in size as practicable. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the separation, which we expect to hold in 2023, and each director nominee elected to succeed any such Class I director as a Class I director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2024, and each director nominee elected to succeed any such Class II director as a Class II director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2025, and each director nominee elected to succeed any such Class III director as a Class III director will hold office for a three-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Our Board of Directors will transition to an annually elected board through a phase-out so that beginning with our 2030 annual meeting all directors will be elected annually and our Board of Directors will therefore no longer be divided into three classes.

No Stockholder Ability to Fill Director Vacancies. Our charter will provide that, subject to the rights of holders of any series of our preferred stock with respect to the election of directors:

•	the number of directors shall be no less than five and no more than fifteen, and the exact number shall be fixed exclusively by a resolution of the Board of Directors;

•	until our Board of Directors is no longer classified, a director may be removed from office by our stockholders only for cause; and

•

vacancies occurring on our Board of Directors for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of our Board of Directors.

No Cumulative Voting. Our charter will provide that holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.

Delaware Takeover Statute. Our charter does not exempt MasterBrand from the application of Section 203 of the DGCL, an anti-takeover law.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and, generally, an “interested stockholder” is a person that, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock.

Limitation of Liability of Directors and Officers

Our charter limits the personal liability of directors or officers to MasterBrand and our stockholders for monetary damages for breach of fiduciary duty as a director or officer to the maximum extent permitted by the DGCL. The DGCL provides that directors and officers of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors or officers, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	of a director under Section 174 of the DGCL relating to unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	of an officer in any action by or in the right of MasterBrand.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our charter also limits the personal liability of officers.

Indemnification of Directors and Officers

Our charter requires us to indemnify our directors and officers to the fullest extent authorized or permitted by the DGCL, as may be amended. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before the amendment.

A director’s right to indemnification conferred by our charter includes the right to be paid by MasterBrand the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that the director presents to us a written undertaking to repay such amount if it is ultimately determined that the director is not entitled to be indemnified by us. We are not obligated to indemnify or advance expenses of any director in connection with any proceeding initiated by such person unless such proceeding was authorized by our Board of Directors.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Forum Selection

Our charter will provide that unless we consent in writing to the selection of an alternative forum, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any state derivative action or proceeding brought or purporting to be brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer of ours to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our charter or our bylaws, (4) any action asserting a claim relating to or involving us governed by the internal affairs doctrine or (5) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our charter will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Equiniti Trust Company.

NYSE Listing

We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “MBC”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to MasterBrand and MasterBrand common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this Information Statement is not incorporated into this Information Statement or the registration statement of which this Information Statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the Distribution, MasterBrand will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which this Information Statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO FINANCIAL STATEMENTS

MasterBrand Cabinets, Inc.

Consolidated Financial Statements as of December 26, 2021 and December 27, 2020 and for the years ended December 26, 2021, December 27, 2020 and December 29, 2019:

Condensed Consolidated Financial Statements as of June 26, 2022 and December 26, 2021 and for the twenty-six weeks ended June 26, 2022 and June 27, 2021:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Fortune Brands Home & Security, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MasterBrand Cabinets, Inc. and its subsidiaries (the “Company”) as of December 26, 2021 and December 27, 2020, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 26, 2021, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 26, 2021 listed in the accompanying index (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2021 and December 27, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indefinite-Lived Tradename Impairment Tests for Certain Tradenames Where Management Performed a Quantitative Annual Impairment Test

As described in Notes 2 and 4 to the consolidated financial statements, the Company’s consolidated indefinite-lived tradenames balance was $231.8 million as of December 26, 2021, of which management tested

$180.7 million for impairment quantitatively. Management reviews indefinite-lived tradenames for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived tradename exceeds its fair value. Management first assesses qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If it is more likely than not than an intangible asset is impaired, management performs a quantitative impairment test. Management may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. Fair value is measured by management using the relief-from-royalty approach. Significant assumptions inherent in estimating fair values include forecasted revenue growth rates, assumed royalty rates and market-participant discount rates.

The principal considerations for our determination that performing procedures relating to the indefinite-lived tradename impairment tests for certain tradenames where management performed a quantitative annual impairment test is a critical audit matter are (i) the significant judgment by management when developing the fair value of the tradenames; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s indefinite-lived tradename impairment tests, including controls over the quantitative valuation of the Company’s indefinite-lived tradenames and controls over the development of significant assumptions related to forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates. These procedures also included, among others, testing management’s process for developing the fair value of certain tradenames where management performed a quantitative annual impairment test. Testing management’s process involved (i) evaluating the appropriateness of the relief-from-royalty approach; (ii) testing the completeness and accuracy of underlying data used in the relief-from-royalty approach; and (iii) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates. Evaluating management’s significant assumptions related to forecasted revenue growth rates and assumed royalty rates involved evaluating whether the significant assumptions used by management were reasonable considering, (i) the current and past performance of the business associated with the tradenames; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company’s relief-from-royalty approach and (ii) the reasonableness of the assumed royalty rates and market-participant discount rate significant assumptions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

August 17, 2022

We have served as the Company’s auditor since 2021.

Consolidated Statements of Income	MasterBrand Cabinets, Inc.

(In millions)	2021	2020	2019
NET SALES	$2,855.3	$2,469.3	$2,388.7
Cost of products sold	2,071.4	1,766.3	1,696.9
Selling, general and administrative expenses	527.6	473.6	477.8
Amortization of intangible assets	17.8	17.8	17.8
Asset impairment charges	—	9.5	41.5
Restructuring charges	4.2	6.1	10.2

OPERATING INCOME	234.3	196.0	144.5

Related party interest income, net	(4.6)	(2.4)	(0.1)
Other expense, net	0.6	2.2	9.4

Income before taxes	238.3	196.2	135.2
Income taxes	55.7	50.5	34.5

NET INCOME	$182.6	$145.7	$100.7

Basic and diluted earnings per common share (in thousands)	$182.60	$145.70	$100.70
Basic and diluted shares outstanding (in thousands)	1	1	1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income	MasterBrand Cabinets, Inc.

	For years ended
(In millions)	2021	2020	2019
NET INCOME	$182.6	$145.7	$100.7
Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(0.9)	4.2	7.8
Unrealized (losses) gains on derivatives:
Unrealized holding gains (losses) arising during period	0.5	(1.4)	3.1
Less: reclassification adjustment for (gains) losses included in net income	(2.9)	2.3	(1.8)

Unrealized (losses) gains on derivatives	(2.4)	0.9	1.3
Defined benefit plans:
Net actuarial gains (losses) arising during period	9.4	0.2	(2.3)

Defined benefit plans	9.4	0.2	(2.3)

Other comprehensive income, before tax	6.1	5.3	6.8
Income tax expense related to items of other comprehensive income	(2.3)	(0.3)	(0.6)

Other comprehensive income, net of tax	3.8	5.0	6.2

COMPREHENSIVE INCOME	$186.4	$150.7	$106.9

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets	MasterBrand Cabinets, Inc.

(In millions)	December 26, 2021	December 27, 2020
ASSETS
Current assets
Cash and cash equivalents	$141.4	$154.3
Accounts receivable less allowances for discounts and credit losses	305.3	233.8
Inventories	304.3	245.9
Other current assets	59.0	56.6

TOTAL CURRENT ASSETS	810.0	690.6
Property, plant and equipment, net of accumulated depreciation	338.7	329.5
Operating lease assets	61.2	39.0
Goodwill	926.2	926.1
Other intangible assets, net of accumulated amortization	415.7	433.3
Related party receivable	419.7	257.2
Other assets	33.4	36.9

TOTAL ASSETS	$3,004.9	$2,712.6

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	203.9	156.6
Current operating lease liabilities	13.2	12.3
Other current liabilities	147.0	143.2

TOTAL CURRENT LIABILITIES	364.1	312.1
Deferred income taxes	88.9	93.6
Accrued defined benefit plans	9.8	24.6
Operating lease liabilities	50.0	28.3
Related party payable	9.1	—
Other non-current liabilities	29.2	39.6

TOTAL LIABILITIES	551.1	498.2
Commitments (Note 15) and Contingencies (Note 19)
Equity
Paid-in capital	272.2	219.2
Accumulated other comprehensive loss	(3.9)	(7.7)
Retained earnings	2,185.5	2,002.9

TOTAL EQUITY	2,453.8	2,214.4

TOTAL LIABILITIES AND EQUITY	$3,004.9	$2,712.6

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows	MasterBrand Cabinets, Inc.

	For years ended
(In millions)	2021	2020	2019
OPERATING ACTIVITIES
Net income	$182.6	$145.7	$100.7
Non-cash expense (income):
Depreciation	44.4	48.0	44.3
Amortization of intangibles	17.8	17.8	17.8
Non-cash lease expense	12.9	11.7	12.9
Amortization of finance lease asset	0.6	0.4	0.2
Stock-based compensation	9.3	9.7	7.1
Loss on sale of property, plant and equipment	0.1	0.4	(0.7)
Asset impairment charges	—	9.5	41.5
Recognition of actuarial losses	—	1.1	6.7
Deferred taxes	(7.7)	(10.0)	(6.7)
Changes in assets and liabilities including effects subsequent to acquisitions
(Increase) decrease in accounts receivable	(72.2)	(25.6)	0.6
Increase in inventories	(58.5)	(42.3)	(37.9)
Increase (decrease) in accounts payable	44.7	32.2	(15.9)
Increase in other assets	(1.7)	(2.3)	(10.2)
Increase (decrease) in accrued taxes(b)	(3.1)	8.8	(25.7)
(Decrease) increase in accrued expenses and other liabilities	5.7	11.3	(9.3)
(Decrease) increase other non-current liabilities	(26.7)	(11.8)	23.2

NET CASH PROVIDED BY OPERATING ACTIVITIES	148.2	204.6	148.6

INVESTING ACTIVITIES
Capital expenditures(a)	(51.6)	(27.3)	(30.9)
Proceeds from the disposition of assets	0.1	0.6	2.1

NET CASH USED IN INVESTING ACTIVITIES	(51.5)	(26.7)	(28.8)

FINANCING ACTIVITIES
Related party borrowings	2,614.2	2,385.9	2,292.0
Related party repayments	(2,767.1)	(2,616.5)	(2,426.7)
Net contributions from Fortune Brands	43.7	51.7	51.3
Repayment of finance lease facilities	(0.5)	(0.3)	(0.2)

NET CASH USED IN FINANCING ACTIVITIES	(109.7)	(179.2)	(83.6)

Effect of foreign exchange rate changes on cash	0.1	0.8	1.0

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(12.9)	$(0.5)	$37.2

Cash and cash equivalents at beginning of year	$154.3	$154.8	$117.6

Cash and cash equivalents at end of year	$141.4	$154.3	$154.8

a)

Capital expenditures of $4.1 million, $1.1 million and $0.4 million that have not been paid as of December 26, 2021, December 27, 2020 and December 29, 2019, respectively, were excluded from the Consolidated Statement of Cash Flows.

b)	Income taxes paid directly to taxing authorities were $15.3 million, $5.8 million and $4.3 million during the years ended December 26, 2021, December 27, 2020 and December 29, 2019, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity	MasterBrand Cabinets, Inc.

(In millions)	Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Equity
Balance at December 30, 2018	$99.4	$(18.3)	$1,754.7	$1,835.8

Comprehensive income:
Net income	—	—	100.7	100.7
Other comprehensive income	—	6.2	—	6.2
Stock-based compensation	7.1	—	—	7.1
Adoption of ASU 2018-02	—	(0.6)	1.8	1.2
Net contributions from Fortune Brands	51.3	—	—	51.3

Balance at December 29, 2019	$157.8	$(12.7)	$1,857.2	$2,002.3

Comprehensive income:
Net income	—	—	145.7	145.7
Other comprehensive income	—	5.0	—	5.0
Stock-based compensation	9.7	—	—	9.7
Net contributions from Fortune Brands	51.7	—	—	51.7

Balance at December 27, 2020	$219.2	$(7.7)	$2,002.9	$2,214.4

Comprehensive income:
Net income	—	—	182.6	182.6
Other comprehensive income	—	3.8	—	3.8
Stock-based compensation	9.3	—	—	9.3
Net contributions from Fortune Brands	43.7	—	—	43.7

Balance at December 26, 2021	$272.2	$(3.9)	$2,185.5	$2,453.8

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

Background MasterBrand Cabinets, Inc. is a leading manufacturer of residential cabinets in North America with a portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. References to “Cabinets,” “the Company,” “we,” “our” and “us” refer to MasterBrand Cabinets, Inc. and its consolidated subsidiaries as a whole, unless the context otherwise requires.

The Company is a Delaware corporation. In July 2022, Fortune Brands Home & Security, Inc. (“Fortune Brands” or the “Parent”) contributed all of the issued and outstanding shares of the Company to a newly formed Delaware corporation, MasterBrand, Inc. (“MasterBrand”), resulting in MasterBrand becoming the parent of the Company. The Company was subsequently converted into a Delaware limited liability company, MasterBrand Cabinets LLC (“MBC LLC”).

On April 28, 2022, Fortune Brands Home & Security, Inc. (“Fortune Brands” or the “Parent”) announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company (“Separation”). The Separation will occur through a distribution of all of the shares of MasterBrand common stock owned by Fortune Brands to Fortune Brands stockholders (“Distribution”). Following the Distribution, Fortune Brands stockholders will own 100% of the shares of MasterBrand common stock. MasterBrand is the registrant under the registration statement of which this Information Statement forms a part and will be the financial reporting entity following the consummation of the Separation.

Basis of Presentation We have historically existed and functioned as a reporting segment of the consolidated business of Fortune Brands. The accompanying consolidated financial statements are prepared on a standalone basis and are derived from Fortune Brands consolidated financial statements and accounting records.

The carve-out financial statements and accounting records present the consolidated balance sheets as of December 26, 2021 and December 27, 2020 and the consolidated statements of earnings, consolidated statements of comprehensive income (loss), and consolidated statements of changes in equity for the years ended December 26, 2021, December 27, 2020, and December 29, 2019.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The company has one operating segment based on the nature of products the company sells, its production and distribution model, the internal management structure and information that is regularly reviewed by the chief executive officer (“CEO”), who is the chief operating decision maker, for the purpose of assessing performance and allocating resources.

The consolidated statements of income include all revenues and costs directly attributable to our business, including costs for facilities, functions, and services we utilize. The consolidated statements of earnings also include an allocation of expenses related to certain Fortune Brands corporate functions, including information technology, finance, executive, human resources and legal. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net sales, employee headcount, or number of facilities as applicable. Total expenses allocated for the 2021, 2020 and 2019 years were $62.0 million, $61.6 million and $46.8 million, respectively, of which $42.3 million, $42.4 million and $33.8 million, respectively, were not previously allocated to us. Such amounts are primarily included within selling, general and administrative expenses in the consolidated statements of income. We consider the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly-traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

The income tax amounts in the consolidated financial statements have been calculated on a separate-return method and presented as if our operations were separate taxpayers in the respective jurisdictions.

Following the Separation, a limited number of services that Fortune Brands provided to us, or we provided to them, prior to the Separation will continue to be provided for a period of time under a Transition Services Agreement. We expect to incur certain costs to establish ourselves as a standalone public company, including services provided by our own resources or through third-party service providers relating to corporate functions, including information technology, finance, executive, human resources and legal services, as well as ongoing additional costs associated with operating as an independent, publicly-traded company.

For more information regarding related party transactions with Fortune Brands, see Note 18 of our audited consolidated financial statements. Fortune Brands utilizes a central approach to treasury management, and we historically participated in related cash pooling arrangements. Our cash and cash equivalents on our consolidated balance sheets represent cash balances held in bank accounts owned by the Company and its subsidiaries. As of June 26, 2022, we have no third-party borrowings. All borrowings attributable to our business and due to Fortune Brands are recorded as “related party payable” in our consolidated balance sheets and classified as current or noncurrent based on loan maturity dates. Fortune Brands’ third-party debt and related interest expense have not been attributed to us as we are not the legal obligor of the debt, and the borrowings are not specifically identifiable to us. However, in connection with the Separation, we expect to complete one or more financing transactions prior to or on the Distribution Date, which would result in additional interest expense in future periods.

2.	Significant Accounting Policies

Use of Estimates The presentation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results in future periods could differ from those estimates.

Cash and Cash Equivalents Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

Allowances for Credit Losses Trade receivables are recorded at the stated amount, less allowances for discounts and credit losses. The allowances represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations (usually due to customers’ potential insolvency) or discounts related to early payment of accounts receivables by our customers. The allowances for credit losses include provisions for certain customers where a risk of default has been specifically identified. In addition, the allowances include a provision for expected customer defaults on a general formula basis when it cannot yet be associated with specific customers. Expected credit losses are estimated using various factors, including the length of time the receivables are past due, historical collection experience and existing economic conditions. In accordance with this policy, our allowance for credit losses was $2.5 million and $2.4 million as of December 26, 2021 and December 27, 2020, respectively.

Inventories We use the first-in, first-out inventory method. Inventory provisions are recorded to reduce inventory to the net realizable dollar value for obsolete or slow moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory levels and turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in operating income. Betterments and renewals, which improve and extend the life of an asset, are capitalized; maintenance and repair costs are expensed as incurred. Assets held for use to be disposed of at a future date are depreciated over the remaining useful life. Assets to be sold are written down to fair value less costs to sell at the time the assets are being actively marketed for sale. Estimated useful lives of the related assets are as follows:

Buildings and leasehold improvements	15 to 40 years
Machinery and equipment	3 to 15 years
Software	3 to 7 years

Long-lived Assets A long-lived asset (including amortizable identifiable intangible assets) or asset group held for use is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of a long-lived asset or asset group. The cash flows are based on our best estimate of future cash flows derived from the most recent business projections. If this comparison indicates that there is an impairment, the amount of the impairment is calculated based on fair value. Fair value is estimated primarily using discounted expected future cash flows on a market-participant basis.

Leases Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As most of our lease contracts do not provide an explicit interest rate, we use our incremental borrowing rate in determining the present value of future lease payments. Our incremental borrowing rates include estimates related to the impact of collateralization and the economic environment where the leased asset is located. The operating lease assets also include any prepaid lease payments and initial direct costs incurred, but exclude lease incentives received at lease commencement. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Our leases have remaining lease terms of 1 to 34 years, some of which may include options to extend or terminate the lease. Operating lease expense is recognized on a straight-line basis over the lease term.

We do not recognize leases with an initial term of twelve months or less on the balance sheet and instead recognize the related lease payments as expense in the consolidated statements of income on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component for all asset classes. Additionally, for certain equipment leases, we apply a portfolio approach and account for multiple lease components as a single lease component.

Certain lease agreements include variable rental payments, including rental payments adjusted periodically for inflation. Variable rental payments are expensed during the period they are incurred and therefore are excluded from our lease assets and liabilities. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Goodwill and Indefinite-lived Intangible Assets In accordance with ASC Topic 350, Intangibles—Goodwill and Other, goodwill is tested for impairment at least annually in the fourth quarter and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

To evaluate the recoverability of goodwill, we first assess qualitative factors to determine whether it is more likely than not that goodwill is impaired. Qualitative factors include changes in volume, margin, customers and the industry. If it is deemed more likely than not that goodwill for a reporting unit is impaired, we will perform a quantitative impairment test using a weighting of the income and market approaches. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. For the income approach, we use a discounted cash flow model, estimating the future cash flows of the reporting units to which the goodwill relates and then discounting the future cash flows at a market-participant-derived discount rate. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. Furthermore, our cash flow projections used to assess impairment of our goodwill and other intangible assets are significantly influenced by our projection for the U.S. home products market, our annual operating plans finalized in the fourth quarter of each fiscal year, and our ability to execute on various planned cost reduction initiatives supporting operating income improvements. Our projection for the U.S. home products market is inherently uncertain and is subject to a number of factors, such as employment, home prices, credit availability, new home starts and the rate of home foreclosures. For the market approach, we apply market multiples for peer groups to the current operating results of the reporting units to determine the reporting unit’s fair value. The Company’s reporting units are operating segments, or one level below operating segments when appropriate. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss based on that difference.

The significant assumptions that are used to determine the estimated fair value for goodwill impairment testing include the following: third-party market forecasts of U.S. new home starts and home repair and remodel spending; management’s sales, operating income and cash flow forecasts; peer company EBITDA earnings multiples; the market-participant-based discount rate; and the perpetuity growth rate. Our estimates of reporting unit fair values are based on certain assumptions that may differ from our historical and future actual operating performance. Specifically, assumptions related to growth in the new construction and repair and remodel segments of the U.S. home products markets drive our forecasted sales growth. The market forecasts are developed using independent third-party forecasts from multiple sources. In addition, estimated future operating income and cash flow consider our historical performance at similar levels of sales volume and management’s future operating plans as reflected in annual and long-term plans that are reviewed and approved by management.

Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We measure the fair value of identifiable intangible assets upon acquisition and we review for impairment annually in the fourth quarter and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The significant assumptions that are used to determine the estimated fair value for indefinite-lived intangible assets upon acquisition and subsequent impairment testing are forecasted revenue growth rates; the assumed royalty rates; and the market-participant discount rates.

We first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. Qualitative factors include changes in volume, customers and the industry. If it is deemed more likely than not that an intangible asset is impaired, we will perform a quantitative impairment test. We may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. We measure fair value of our indefinite-lived tradenames using the relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The determination of fair value using this technique requires the use of estimates and assumptions related to forecasted revenue growth rates, the assumed royalty rates and the market-participant discount rates. During our 2021 annual impairment test, of our $231.8 million indefinite lived tradenames, we tested $180.7 million quantitatively, and the remainder was assessed using qualitative factors. See Note 4, “Goodwill and Identifiable Intangible Assets,” for additional information.

Events or circumstances that could have a potential negative effect on the estimated fair value of our reporting units and indefinite-lived tradenames include: lower than forecasted revenues, actual new construction and repair and remodel growth rates that fall below our assumptions, actions of key customers, increases in discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in royalty rates and decline in the trading price of our common stock. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived assets.

Defined Benefit Plans We have two pension plans in the United States covering many of the Company’s employees. In addition, the Company provides postretirement health care and life insurance benefits to certain retirees. All other benefit accruals under our defined benefit pension plans were frozen as of, or prior to, December 31, 2016.

We record amounts relating to these plans based on calculations in accordance with ASC requirements for Compensation—Retirement Benefits, which include various actuarial assumptions, including discount rates, assumed rates of return, turnover and mortality rates and health care cost trend rates. We recognize changes in the fair value of pension plan assets and net actuarial gains or losses in excess of 10 percent of the greater of the fair value of pension plan assets and each plan’s projected benefit obligation (the “corridor”) in earnings immediately upon remeasurement, which is at least annually in the fourth quarter of each year. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current economic conditions and trends. The discount rate used to measure obligations is based on a spot-rate yield curve on a plan-by-plan basis that matches projected future benefit payments with the appropriate interest rate applicable to the timing of the projected future benefit payments. The expected rate of return on plan assets is determined based on the nature of the plans’ investments, our current asset allocation and our expectations for long-term rates of return. For postretirement benefits, our health care trend rate assumptions are based on historical cost increases and expectations for long-term increases. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. We believe that the assumptions utilized in recording obligations under our plans, which are presented in Note 12, “Defined Benefit Plans,” are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect our financial position and results of operations. We will continue to monitor these assumptions as market conditions warrant.

Insurance Reserves We provide for expenses associated with workers’ compensation and product liability obligations when such amounts are probable and can be reasonably estimated. The accruals are adjusted as new information develops or circumstances change that would affect the estimated liability.

Litigation Contingencies Our business is subject to risks related to threatened or pending litigation and are routinely defendants in lawsuits associated with the normal conduct of business. Liabilities and costs associated with litigation-related loss contingencies require estimates and judgments based on our knowledge of the facts and circumstances surrounding each matter and the advice of our legal counsel. We record liabilities for litigation-related losses when a loss is probable and we can reasonably estimate the amount of the loss in accordance with ASC Topic 450, Contingencies. We evaluate the measurement of recorded liabilities each reporting period based on the then-current facts and circumstances specific to each matter. The ultimate losses incurred upon final resolution of litigation-related loss contingencies may differ materially from the estimated liability recorded at any particular balance sheet date. Changes in estimates are recorded in earnings in the period in which such changes occur.

Income Taxes We have historically been included in the consolidated U.S. federal, foreign and certain state income tax returns of Fortune Brands, where applicable. The income tax expense in our consolidated financial statements has been determined on a stand-alone return basis in accordance with ASC Topic 740, Income Taxes, which requires the recognition of income taxes using the liability method. The tax provision and current and deferred tax balances have been prepared on a separate-return basis as if the Company were a separate filer.

Deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period the new tax rate is enacted.

As a result of applying the separate filer approach, actual tax transactions included in the consolidated financial statements of Fortune brands may not be included in the consolidated financial statements. Similarly, the tax treatment of certain items reflected in the consolidated financial statements may not be reflected in the consolidated financial statements and tax returns of Fortune Brands. Therefore, portions of items such as net operating losses (“NOLs”), credit carryforwards, other deferred taxes, and valuation allowances may exist in the consolidated financial statements that may or may not exist in Fortune Brands’ consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, certain NOLs and credits will not carry over with the Company in connection with the Distribution. The income taxes of the Company as presented in the consolidated financial statements may not be indicative of the income taxes that the Company will incur in the future. Income taxes due to or due from the Parent are assumed to have been settled or recovered by the end of the period. In jurisdictions where the Company has been included in tax returns filed by Fortune Brands, any income tax receivables or payables resulting from the related income tax provisions have been reflected in the Consolidated Balance Sheets within Paid-In Capital.

We operate on a global basis and are subject to numerous and complex tax laws and regulations. Our income tax filings are regularly under audit in multiple federal, state and foreign jurisdictions. Income tax audits may require an extended period of time to reach resolution and may result in significant income tax adjustments when interpretation of tax laws or allocation of company profits is disputed. Because income tax adjustments in certain jurisdictions can be significant, we record accruals representing management’s best estimate of the probable resolution of these matters. To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated probable outcome.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit to be recorded. The actual benefits ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in the consolidated statement of income and consolidated balance sheet in the period in which such changes occur.

We record Global Intangible Low-Taxed Income (“GILTI”) tax as a period cost. We report tax-related interest and penalties as a component of income tax expense.

We reduce our deferred tax assets by a valuation allowance if it is more likely than not that we will not realize some portion or all of the deferred tax assets. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Accumulated Other Comprehensive Loss Accumulated Other Comprehensive Loss refers to gains and losses that under GAAP are included in comprehensive income but are excluded from net earnings as these amounts are recorded directly as an adjustment to equity.

Revenue Recognition The Company recognizes revenue for the sale of goods based on its assessment of when control transfers to our customers. See Note 11, “Revenue,” for additional information.

Cost of Products Sold Cost of products sold includes all costs to make products saleable, such as labor costs, inbound freight, purchasing and receiving costs, inspection costs and internal transfer costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of products sold.

Customer Program Costs Customer programs and incentives are a common practice in our businesses. Our businesses incur customer program costs to obtain favorable product placement, to promote sales of products and to maintain competitive pricing. We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration the Company will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. In addition, for certain customer program incentives, we receive an identifiable benefit (goods or services) in exchange for the consideration given and record the associated expenditure in selling, general and administrative expenses. Volume allowances are accrued based on management’s estimates of customer volume achievement and other factors incorporated into customer agreements, such as new products, store sell-through, merchandising support, levels of returns and customer training. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations). The costs typically recognized in selling, general and administrative expenses include product displays, point of sale materials and media production costs. The costs included in the selling, general and administrative expenses category were $38.3 million, $42.1 million and $43.7 million for the years ended December 26, 2021, December 27, 2020 and December 29, 2019, respectively.

Selling, General and Administrative Expenses Selling, general and administrative expenses include advertising costs; marketing costs; selling costs, including commissions; research and development costs; shipping and handling costs, including warehousing costs; and general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses were $170.1 million, $124.8 million and $126.0 million in 2021, 2020 and 2019, respectively.

Advertising costs, which amounted to $65.6 million, $69.5 million and $73.8 million in 2021, 2020 and 2019, respectively, are principally expensed as incurred. Advertising costs paid to customers as pricing rebates include product displays, marketing administration costs, media production costs and point of sale materials. Advertising costs recorded as a reduction to net sales, primarily cooperative advertising, were $24.4 million, $26.4 million and $29.4 million in 2021, 2020 and 2019, respectively. Advertising costs recorded in selling, general and administrative expenses were $41.2 million, $43.1 million and $44.3 million in 2021, 2020 and 2019, respectively.

Research and development expenses include product development, product improvement, product engineering and process improvement costs. Research and development expenses, which were $1.6 million, $1.4 million and $1.5 million in 2021, 2020 and 2019, respectively, are expensed as incurred within selling, general and administrative expenses.

Stock-based Compensation Certain of the Company’s employees participate in stock-based compensation plans sponsored by the Fortune Brands. Fortune Brands’ stock based compensation plans include stock options, restricted stock, restricted stock units, performance shares, performance units, other types of stock-based awards, and other cash-based compensation. Stock-based compensation expense, measured as the fair value of an award on the date of grant, is recognized in the financial statements over the period that an employee is required to provide services in exchange for the award. Compensation expense is recorded net of forfeitures, which we have elected to record in the period they occur. The fair value of each option award is measured on the date of grant using the Black-Scholes option-pricing model. The fair value of each performance share award is based on the average of the high and low share prices on the date of grant and the probability of meeting performance targets. The fair value of each restricted stock unit granted is equal to the average of the high and low share prices on the date of grant. See Note 10, “Stock-Based Compensation,” for additional information.

Earnings Per Share Earnings per common share is calculated by dividing net income attributable to MasterBrand Cabinets, Inc. by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share include the impact of all potentially dilutive securities outstanding during the year. See Note 16, “Earnings Per Share,” for further discussion.

Foreign Currency Translation Foreign currency balance sheet accounts are translated into U.S. dollars at the actual rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the period for the foreign subsidiaries where the local currency is the functional currency. The related translation adjustments are made directly to a separate component of the “accumulated other comprehensive income (loss)” (“AOCI”) caption in equity. Transactions denominated in a currency other than the functional currency of a subsidiary are translated into functional currency with resulting transaction gains or losses recorded in other expense, net.

Derivative Financial Instruments In accordance with ASC requirements for Derivatives and Hedging, we recognize all derivative contracts as either assets or liabilities on the balance sheet, and the measurement of those instruments is at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income (loss) (“OCI”) and are recognized in the consolidated statement of income when the hedged item affects earnings. If the derivative is designated as an effective economic hedge of the net investment in a foreign operation, the changes in the fair value of the derivative is reported in the cumulative translation adjustment section of OCI. Similar to foreign currency translation adjustments, these changes in fair value are recognized in earnings only when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity.

Deferred currency gains (loss) of $2.9 million, $(2.3) million and $1.8 million (before tax impact) were reclassified into earnings for the years ended 2021, 2020 and 2019, respectively.

Recently Issued Accounting Standards

Disclosures by Business Entities About Government Assistance

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832). The new guidance, codified in ASC 832, requires business entities that account for transactions with a government by applying a grant or contribution model by analogy to disclose information about government assistance recorded during the period. ASU 2021-10 is effective for all entities for annual reporting periods beginning after December 15, 2021. The adoption of this guidance did not have a material effect on our financial statements.

Simplifying the Accounting for Income Taxes

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, which is intended to simplify accounting for income taxes and improve consistency in application. ASU 2019-12 amends certain elements of income tax accounting, including but not limited to intraperiod tax allocations, step-ups in tax basis of goodwill, and calculating taxes on year-to-date losses in interim periods. The guidance was effective for the Company’s fiscal year beginning December 28, 2020. The adoption of this guidance did not have a material effect on our financial statements.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, which permits companies to reclassify to retained earnings the tax effects stranded in accumulated other comprehensive income (loss) (“AOCI”) as a result of the U.S. Tax Cuts and Jobs Act of 2017. We adopted this standard on December 30, 2018. The adoption of this guidance did not have a material effect on our financial statements.

Accounting Standards Not Yet Adopted

There are no recently issued accounting pronouncements that we have not yet adopted that are expected to have a material effect on our financial position, results of operations or cash flows.

3.	Balance Sheet Information

Supplemental information on our year-end consolidated balance sheets is as follows:

(In millions)	2021	2020
Inventories:
Raw materials and supplies	$207.8	$169.1
Work in process	28.3	24.6
Finished products	68.2	52.2

Total inventories	$304.3	$245.9
Property, plant and equipment:
Land and improvements	$31.8	$32.1
Buildings and improvements to leaseholds	280.6	287.3
Machinery and equipment	487.3	475.0
Construction in progress	46.2	18.6

Property, plant and equipment, gross	845.9	813.0
Less: accumulated depreciation	507.2	483.5

Property, plant and equipment, net of accumulated depreciation	$338.7	$329.5
Other current liabilities:
Accrued salaries, wages and other compensation	$46.3	$46.9
Accrued customer programs	8.7	6.0
Accrued taxes	24.9	27.2
Other accrued expenses	67.1	63.1

Total other current liabilities	$147.0	$143.2

4.	Goodwill and Identifiable Intangible Assets

We had goodwill of $926.2 million and $926.1 million as of December 26, 2021 and December 27, 2020, respectively. The change in the net carrying amount of goodwill was as follows:

(In millions)	Total Goodwill
Balance at December 29, 2019	$925.5

2020 translation adjustments	0.6

Balance at December 27, 2020	$926.1

2021 translation adjustments	0.1

Balance at December 26, 2021	$926.2

The gross carrying value and accumulated amortization by class of intangible assets as of December 26, 2021 and December 27, 2020 were as follows:

	As of December 26, 2021			As of December 27, 2020
(In millions)	Gross Carrying Amounts	Accumulated Amortization	Net Book Value	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Indefinite-lived tradenames	$231.8	$—	$231.8	$231.7	$—	$231.7
Amortizable intangible assets
Tradenames	10.6	(10.2)	0.4	10.6	(10.0)	0.6
Customer and contractual relationships	364.5	(182.4)	182.1	364.4	(165.8)	198.6
Patents/proprietary technology	11.0	(9.6)	1.4	11.0	(8.6)	2.4

Total	386.1	(202.2)	183.9	386.0	(184.4)	201.6

Total identifiable intangibles	$617.9	$(202.2)	$415.7	$617.7	$(184.4)	$433.3

Amortizable intangible assets, principally customer relationships, are subject to amortization on a straight-line basis over their estimated useful life, ranging from 10 to 20 years, based on the assessment of a number of factors that may impact useful life which include customer attrition rates and other relevant factors. We expect to record intangible amortization of approximately $17 million in 2022, $15 million in 2023, $15 million in 2024, $15 million in 2025, and $15 million in 2026.

In the first quarter of 2020, we recognized an impairment charge of $9.5 million related to an indefinite-lived tradename. This charge was primarily the result of lower expected sales of custom cabinetry products related to the impact of COVID-19. In the fourth quarter of 2019, we recognized an impairment charge of $12.0 million related to the same indefinite-lived tradename, which was the result of a strategic shift associated with new segment leadership and acceleration of our capacity rebalancing initiatives from custom cabinetry products to value-based cabinetry products as a result of lower than expected sales of custom cabinetry products compared to prior forecasts. As of December 26, 2021, the carrying value of this tradename was $29.1 million.

In the third quarter of 2019, we recognized an impairment charge of $29.5 million related to a second indefinite-lived tradename, which was primarily the result of a continuing shift in consumer demand from semi-custom cabinetry products to value-priced cabinetry products, which led to consecutive downward adjustments of internal sales forecasts and future growth rates associated with the tradename. In the second quarter of 2022, subsequent to the balance sheet date, we recognized an impairment charge of $26.0 million related to the same indefinite-lived tradename. During the second quarter of 2022, production was shifted at a historical make-to-order plant to a stock product line, to enable what we expect to be a higher value purpose and growth opportunity, which led to downward revisions to forecasted revenue growth rates associated with the tradename.

As of June 26, 2022 and December 26, 2021, the carrying value of this tradename was $59.0 million and $85.0 million, respectively.

The fair values of the impaired tradenames were measured using the relief-from-royalty approach, which estimates the present value of royalty income that could be hypothetically earned by licensing the tradename to a third party over its remaining useful life. Some of the more significant assumptions inherent in estimating the fair values include forecasted revenue growth rates, assumed royalty rates, and market-participant discount rates that reflect the level of risk associated with the tradenames’ future revenues and profitability. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, and management plans. These assumptions represent Level 3 inputs of the fair value hierarchy (refer to Note 7).

A reduction in the estimated fair value of any of our tradenames could trigger impairment charges in future periods. Events or circumstances that could have a potential negative effect on the estimated fair value of our reporting units and indefinite-lived tradenames include: lower than forecasted revenues, more severe impacts of the COVID-19 pandemic than currently expected, actual new construction and repair and remodel growth rates that fall below our assumptions, actions of key customers, increases in discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in royalty rates and a decline in the trading price of our common stock. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived assets.

There were no impairments of goodwill or indefinite-lived assets for the year ended December 26, 2021. The significant assumptions used to estimate the fair values of the tradenames impaired during the years ended December 27, 2020 and December 29, 2019, as well as for the 26 week period ended June 26, 2022, were as follows:

	June 26, 2022	2020			2019
Unobservable Input	Assumption	Minimum	Maximum	Weighted Average(a)	Minimum	Maximum	Weighted Average(a)
Discount rate	11.6%	14.8%	14.8%	14.8%	13.0%	13.5%	13.3%
Royalty rate(b)	3.0%	4.0%	4.0%	4.0%	3.0%	4.0%	3.3%
Long-term revenue growth rate(c)	1.0%	1.0%	1.0%	1.0%	3.0%	3.0%	3.0%

a)	Weighted by relative fair value of the impaired tradenames.
b)	Represents estimated percentage of sales a market-participant would pay to license the impaired tradenames.
c)	Selected long-term revenue growth rate within 10-year projection period of the impaired tradenames.

5.	Leases

We have operating and finance leases for buildings and certain machinery and equipment. Operating leases are included in operating lease assets, other current liabilities, and operating lease liabilities in our consolidated balance sheets. Amounts recognized for finance leases as of and for the years ended December 26, 2021 and December 27, 2020 were immaterial.

Operating lease expense recognized in the consolidated statement of comprehensive income for the years ended 2021, 2020 and 2019 and were $24.7 million, $21.7 million and $19.8 million, respectively, including approximately $9.4 million, $7.5 million and $5.2 million of short-term and variable lease costs for the years ended 2021, 2020 and 2019, respectively.

Other information related to leases was as follows:

(In millions, except lease term and discount rate)	December 26, 2021	December 27, 2020	December 29, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$14.7	$13.2	$14.1
Right-of-use assets obtained in exchange for operating lease obligations	$35.8	$6.1	$8.7
Weighted average remaining lease term—operating leases	5.9 years	4.6 years	5.2 years
Weighted average discount rate—operating leases	2.8%	3.4%	3.6%

Total lease payments under non-cancellable operating leases as of December 26, 2021 are expected to be:

(In millions)
Years Ending,
2022	$14.6
2023	13.6
2024	11.9
2025	7.9
2026	5.8
Thereafter	15.1

Total lease payments	68.9
Less imputed interest	(5.7)

Total	$63.2

Reported as of December 26, 2021
Other current liabilities	$13.2
Operating lease liabilities	50.0

Total	$63.2

6.	Financial Instruments

We do not enter into financial instruments for trading or speculative purposes. We principally use financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. Derivative financial instruments are recorded at fair value. The counterparties to derivative contracts are major financial institutions. We are subject to credit risk on these contracts equal to the fair value of these instruments. Management currently believes that the risk of incurring material losses is unlikely and that the losses, if any, would be immaterial to the Company.

We may enter into foreign currency forward contracts to protect against foreign exchange risks associated with certain existing assets and liabilities, forecasted future cash flows, and net investments in foreign subsidiaries. Foreign exchange contracts related to forecasted future cash flows correspond to the periods of the forecasted transactions, which generally do not exceed 12 to 15 months subsequent to the latest balance sheet date.

For derivative instruments that are designated as fair value hedges, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized on the same line of the consolidated statements of income. The changes in the fair value of cash flow hedges are reported in OCI and are recognized in the consolidated statements of income when the hedged item affects earnings. The changes in fair value for net investment hedges are recognized in the consolidated statements of income when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity. In addition, changes in the fair value of all economic hedge transactions are immediately recognized in current period earnings. Our primary foreign currency hedge contracts pertain to the Mexican peso and the Canadian dollar. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding at December 26, 2021 was $93.1 million, representing a net settlement liability of $0.2 million. Based on foreign exchange rates as of December 26, 2021, we estimate that $0.1 million of net derivative gains included in accumulated other comprehensive income as of December 26, 2021 will be reclassified to earnings within the next twelve months.

The fair values of foreign exchange and commodity derivative instruments on the consolidated balance sheets as of December 26, 2021 and December 27, 2020 were:

(In millions)	Location	2021	2020
Assets:
Foreign exchange contracts	Other current assets	$0.5	$2.7

	Total assets	$0.5	$2.7

Liabilities:
Foreign exchange contracts	Other current liabilities	$0.7	$0.8

	Total liabilities	$0.7	$0.8

The effects of derivative financial instruments on the consolidated statements of income in 2021, 2020 and 2019 were:

(In millions)	Classification and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	2021
	Cost of products sold	Related party interest income, net	Other expense, net
Total amounts per Consolidated Statements of Income	$2,071.4	$4.6	$0.6
The effects of fair value and cash flow hedging:
Gain (loss) on fair value hedging relationships
Foreign exchange contracts:
Hedged items	—	—	—
Derivative designated as hedging instruments	—	—	(0.5)
Gain (loss) on cash flow hedging relationships
Foreign exchange contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	2.9	—	—
Commodity contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—
Interest rate contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—

(In millions)	Classification and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	2020
	Cost of products sold	Related party interest income, net	Other income, net
Total amounts per Consolidated Statements of Income	$1,766.3	$2.4	$2.2
The effects of fair value and cash flow hedging:
Gain (loss) on fair value hedging relationships
Foreign exchange contracts:
Hedged items	—	—	(0.6)
Derivative designated as hedging instruments	—	—	1.0
Gain (loss) on cash flow hedging relationships
Foreign exchange contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	(2.3)	—	—
Commodity contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—
Interest rate contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—

(In millions)	Classification and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	2019
	Cost of products sold	Related party interest income, net	Other expense, net
Total amounts per Consolidated Statements of Income	$1,696.9	$0.1	$9.4
The effects of fair value and cash flow hedging:
Gain (loss) on fair value hedging relationships
Foreign exchange contracts:
Hedged items	—	—	0.1
Derivative designated as hedging instruments	—	—	—
Gain (loss) on cash flow hedging relationships
Foreign exchange contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	1.8	—	—
Commodity contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—
Interest rate contracts:
Amount of gain or (loss) reclassified from accumulated other comprehensive (loss) income into income	—	—	—

The cash flow hedges recognized in other comprehensive income were net gains (losses) of $0.5 million, $(1.4) million and $3.1 million in 2021, 2020 and 2019 respectively.

7.	Fair Value Measurements

ASC requirements for Fair Value Measurements and Disclosures establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs due to little or no market activity for the asset or liability, such as internally-developed valuation models. We do not have any assets or liabilities measured at fair value on a recurring basis that are Level 3, except for pension assets discussed in Note 12.

Assets and liabilities measured at fair value on a recurring basis as of December 26, 2021 and December 27, 2020 were as follows:

(In millions)	Fair Value
	2021	2020
Assets:
Derivative asset financial instruments (Level 2)	$0.5	$2.7
Deferred compensation program assets (Level 2)	5.2	4.2

Total assets	$5.7	$6.9

Liabilities:
Derivative liability financial instruments (Level 2)	$0.7	$0.8

The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. Derivative financial instruments are recorded at fair value.

8.	Common Stock

The Company has 1,000 authorized and issued shares of common stock, par value $0.01 per share. The number of shares of common stock were as follows:

	Common Shares
	2021	2020
Balance at the beginning of the year (in thousands)	1	1

Balance at the end of the year (in thousands)	1	1

9.	Accumulated Other Comprehensive Loss

The reclassifications out of accumulated other comprehensive income (loss) for the years ended December 26, 2021 and December 27, 2020 were as follows:

(In millions)
Details about Accumulated Other Comprehensive Loss Components	Affected Line Item in the Consolidated Statements of Income
	2021	2020
Gains (losses) on cash flow hedges
Foreign exchange contracts	$2.9	$(2.3)	Cost of products sold

	2.9	(2.3)	Total before tax
	—	—	Tax expense

	$2.9	$(2.3)	Net of tax

Defined benefit plan items
Recognition of actuarial losses	$—	$(3.2)	(a)

	—	0.4	Tax benefit

	$—	$(2.8)	Net of tax

Total reclassifications for the period	$2.9	$(5.1)	Net of tax

a)	These accumulated other comprehensive (loss) income components are included in the computation of net periodic benefit cost. Refer to Note 12, “Defined Benefit Plans,” for additional information.

Total accumulated other comprehensive income (loss) consists of net income and other changes in business equity from transactions and other events from sources other than stockholders. It includes currency translation gains and losses, unrealized gains and losses from derivative instruments designated as cash flow hedges, and defined benefit plan adjustments. The after-tax components of and changes in accumulated other comprehensive (loss) income were as follows:

(In millions)	Foreign Currency Adjustments	Derivative Hedging Gain (Loss)	Defined Benefit Plan Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at December 30, 2018	$(9.2)	$0.3	$(9.4)	$(18.3)

Amounts classified into accumulated other comprehensive (loss) income	7.8	3.1	(11.0)	(0.1)
Amounts reclassified into earnings	—	(1.8)	8.1	6.3
Adoption of ASU 2018-02	—	—	(0.6)	(0.6)

Net current period other comprehensive loss	7.8	1.3	(3.5)	5.6

Balance at December 29, 2019	$(1.4)	$1.6	$(12.9)	$(12.7)

Amounts classified into accumulated other comprehensive (loss) income	4.2	(1.4)	(2.9)	(0.1)
Amounts reclassified into earnings	—	2.3	2.8	5.1

Net current period other comprehensive loss	4.2	0.9	(0.1)	5.0

Balance at December 27, 2020	$2.8	$2.5	$(13.0)	$(7.7)

Amounts classified into accumulated other comprehensive (loss) income	(0.9)	0.5	7.1	6.7
Amounts reclassified into earnings	—	(2.9)	—	(2.9)

Net current period other comprehensive loss	(0.9)	(2.4)	7.1	3.8

Balance at December 26, 2021	$1.9	$0.1	$(5.9)	$(3.9)

10.	Stock-Based Compensation

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Fortune Brands. Fortune Brands’ stock based compensation plans include stock options, restricted stock, restricted stock units, performance shares, performance units, other types of stock-based awards, and other cash-based compensation. As of December 26, 2021, we had awards outstanding under two Long-Term Incentive Plans, the Fortune Brands 2013 Long-Term Incentive Plan (the “Plan”) and the 2011 Long-Term Incentive Plan (the “2011 Plan”, and together with the Plan—the “Plans”). No new stock-based awards can be made under the 2011 Plan, but there are outstanding stock options under the 2011 Plan that continue to be exercisable. Fortune Brands stockholders approved the Plan in 2013, which provides for the granting of stock options, performance share awards, restricted stock units, and other equity-based awards, to employees, directors and consultants. As of December 26, 2021, approximately 2.1 million shares of common stock remained authorized for issuance under the Plan. In addition, shares of common stock that were granted and subsequently expired, terminated, cancelled or forfeited, or were used to satisfy the required withholding taxes with respect to existing awards under the Plans may be recycled back into the total numbers of shares available for issuance under the Plan. Upon the exercise or payment of stock-based awards, shares of common stock are issued from authorized common shares of Fortune Brands.

Stock-based compensation expense was as follows:

(In millions)	2021	2020	2019
Restricted stock units	$6.2	$5.9	$5.3
Stock option awards	0.8	0.7	1.1
Performance awards	2.3	3.1	0.7

Total pre-tax expense	9.3	9.7	7.1
Tax benefit	2.0	2.5	2.0

Total after tax expense	$7.3	$7.2	$5.1

Included in compensation costs are cash-settled restricted stock units of $0.1 million that are classified as a liability as of December 26, 2021.

Restricted Stock Units

Restricted stock units (“RSUs”) have been granted to officers and certain employees of the Company and represent the right to receive shares of Fortune Brands common stock subject to continued employment through each vesting date. RSUs generally vest ratably over a three-year period. In addition, certain employees can elect to defer receipt of a portion of their RSU awards upon vesting. Compensation cost is recognized over the service period. We calculate the fair value of each RSU granted by using the average of the high and low share prices on the date of grant.

A summary of activity with respect to RSUs outstanding under the Plans for the year ended December 26, 2021 was as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Non-vested at December 27, 2020	218,341	$60.32
Granted	70,210	$90.13
Vested	(110,407)	$58.01
Forfeited	(14,106)	$74.18

Non-vested at December 26, 2021	164,038	$73.44

The remaining unrecognized pre-tax compensation cost related to RSUs at December 26, 2021 was approximately $5.8 million, and the weighted-average period of time over which this cost will be recognized is 1.7 years. The fair value of RSUs that vested during 2021, 2020 and 2019 was $6.6 million, $6.9 million and $5.0 million, respectively.

Stock Option Awards

Stock options were granted to officers and certain employees of the Company and represent the right to purchase shares of Fortune Brands common stock subject to continued employment through each vesting date. Stock options granted under the Plans generally vest over a three-year period and generally have a maturity of ten years from the grant date.

All stock-based compensation to employees is required to be measured at fair value and expensed over the requisite service period. We recognize compensation expense on awards on a straight-line basis over the requisite service period for the entire award.

The fair value of Fortune Brands options was estimated at the date of grant using a Black-Scholes option pricing model with the assumptions shown in the following table:

	2021	2020	2019
Current expected dividend yield	1.2%	1.4%	1.5%
Expected volatility	35.1%	25.9%	27.0%
Risk-free interest rate	0.6%	1.2%	2.5%
Expected term	5.2 years	5.3 years	5.0 years

Beginning in 2020, the determination of expected volatility is based on the volatility of Fortune Brands common stock. The determination of expected volatility in prior years is based on a blended peer group volatility for companies in similar industries, at a similar stage of life and with similar market capitalization. The risk-free interest rate is based on U.S. government issues with a remaining term equal to the expected life of the stock options. The expected term is the period over which our employees are expected to hold their options. The expected term was determined based on the historical employee exercise behavior and the contractual term of the options. The dividend yield is based on Fortune Brands’ estimated dividend over the expected term. The weighted-average grant date fair value of stock options granted under the Plans during the years ended December 26, 2021, December 27, 2020 and December 29, 2019 was $24.55, $15.21 and $11.36, respectively.

A summary of Fortune Brands stock option activity related to Cabinets employees and former employees of Cabinets, for the year ended December 26, 2021 was as follows:

	Options	Weighted- Average Exercise Price
Outstanding at December 27, 2020	173,543	$60.34
Granted	36,985	$86.94
Exercised	(58,188)	$54.64
Expired/forfeited	(1,902)	$47.99

Outstanding at December 26, 2021	150,438	$69.24

Options outstanding and exercisable at December 26, 2021 were as follows:

	Options Outstanding(a)			Options Exercisable(b)
Range Of Exercise Prices	Options Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
$20.01 to $86.94	150,438	7.52	$69.24	55,800	$58.39
	150,438	7.52	$69.24	55,800	$58.39

a)	At December 26, 2021, the aggregate intrinsic value of options outstanding was $5.7 million.
b)	At December 26, 2021 the weighted-average remaining contractual life of options exercisable was 5.8 years and the aggregate intrinsic value of options exercisable was $2.7 million.

The remaining unrecognized compensation cost related to unvested awards at December 26, 2021 was $0.8 million, and the weighted-average period of time over which this cost will be recognized is 1.7 years. The fair value of options that vested during the years ended 2021, 2020 and 2019 was $0.7 million, $1.4 million and $0.9 million, respectively. The intrinsic value of Fortune Brands stock options exercised in the years ended 2021, 2020 and 2019 was $2.6 million, $9.8 million and $2.6 million, respectively.

Performance Share Awards

Performance share awards were granted to officers and certain employees of the Company and represent the right to earn shares of Fortune Brands common stock based on the achievement of their company-wide non-GAAP performance conditions, including average return on net tangible assets and cumulative EBITDA during the three-year performance period. Compensation cost is amortized into expense over the performance period, which is generally three years, and is based on the probability of meeting performance targets. The fair value of each performance share award is based on the average of the high and low stock price on the date of grant.

The following table summarizes information about performance share awards as of December 26, 2021 as well as activity during the year then ended. The number of performance share awards granted are shown below at the target award amounts:

	Number of Performance Share Awards	Weighted-Average Grant-Date Fair Value
Non-vested at December 27, 2020	80,513	$58.54
Granted	20,834	$87.16
Vested	(4,877)	$62.92
Forfeited	(16,414)	$60.42

Non-vested at December 26, 2021	80,056	$65.33

The remaining unrecognized pre-tax compensation cost related to performance share awards at December 26, 2021 was approximately $2.3 million, and the weighted-average period of time over which this cost will be recognized is 1.6 years. The fair value of performance share awards that vested during 2021 was $0.3 million (4,877 shares).

11.	Revenue

Our principal performance obligations are the sale of high quality stock, semi-custom and premium cabinetry, as well as vanities, for the kitchen, bath and other parts of the home (collectively, “goods” or “products”). We recognize revenue for the sale of goods based on our assessment of when control transfers to our customers. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods to our customers. Payment terms on our product sales normally range from 30 to 90 days. Taxes assessed by a governmental authority that we collect are excluded from revenue. The expected costs associated with our contractual warranties will continue to be recognized as expense when the products are sold. See Note 15 for further discussion.

We record estimates to reduce revenue for customer programs and incentives, which are considered variable consideration, and include price discounts, volume-based incentives, promotions and cooperative advertising when revenue is recognized in order to determine the amount of consideration the Company will ultimately be entitled to receive. These estimates are based on historical and projected experience for each type of customer. In addition, for certain customer program incentives, we receive an identifiable benefit (goods or services) in exchange for the consideration given and record the associated expenditure in selling, general and administrative expenses. We account for shipping and handling costs that occur after the customer has obtained control of a product as a fulfillment activity (i.e., as an expense) rather than as a promised service (i.e., as a revenue element). These costs are classified within selling, general and administrative expenses.

Settlement of our outstanding accounts receivable balances is normally within 30 to 90 days of the original sale transaction date. Obligations arise for us from customer rights to return our goods for any reason, including among others, product obsolescence, stock rotations, trade-in agreements for newer products and upon termination of a customer contract. We estimate future product returns at the time of sale based on historical experience and record a corresponding refund obligation, which amounted to $2.4 million and $2.3 million as of December 26, 2021 and December 27, 2020, respectively. Refund obligations are classified within other current liabilities in our consolidated balance sheet. Return assets related to the refund obligation are measured at the carrying amount of the goods at the time of sale, less any expected costs to recover the goods and any expected reduction in value.

Net sales to two of the Company’s customers represented in both Retailers and International, The Home Depot, Inc. (“The Home Depot”) and Lowe’s Companies, Inc. (“Lowe’s”) each accounted for greater than 10% of the Company’s net sales in 2021, 2020 and 2019. Net sales to The Home Depot were 18%, 18% and 18% of net sales in 2021, 2020 and 2019, respectively. Net sales to Lowe’s were 18%, 21% and 20% of net sales in 2021, 2020 and 2019, respectively.

The Company disaggregates revenue from contracts with customers into (i) major sales distribution channels in the U.S. and (ii) total sales to customers outside the U.S. market as these categories depict the nature, amount, timing and uncertainty of revenues and cash flows that are affected by economic factors. The following table disaggregates our consolidated revenue by major sales distribution channels for the years ended 2021, 2020 and 2019.

(In millions)	December 26, 2021	December 27,2020	December 29, 2019
Dealers(a)	$1,489.6	$1,220.0	$1,190.9
Retailers(b)	931.4	879.9	818.3
Builders	259.5	219.7	227.4

U.S. net sales	2,680.5	2,319.6	2,236.6
International(c)	174.8	149.7	152.1

Net sales	$2,855.3	$2,469.3	$2,388.7

a)	Represents sales to customers whose business is oriented towards builders, professional trades and home remodelers, inclusive of sales through our customers’ respective internet website portals.
b)	Represents sales to the two largest “Do-It-Yourself” retailers; The Home Depot, Inc. and Lowe’s Companies, Inc., inclusive of sales through their respective internet website portals.
c)	Represents sales in markets outside the United States, principally in Canada and Mexico.

Practical Expedients

Incremental costs of obtaining a contract include only those costs the Company incurs that would not have been incurred if the contract had not been obtained. These costs are required to be recognized as assets and amortized over the period that the related goods or services transfer to the customer. As a practical expedient, we expense as incurred costs to obtain a contract when the expected amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the accompanying consolidated statements of income.

12.	Defined Benefit Plans

We have two pension plans in the United States covering many of the Company’s employees. In addition, the Company provides postretirement health care and life insurance benefits to certain retirees. Service cost for 2021 relates to benefit accruals for an employee group in Mexico who receive statutorily-mandated retiree health and welfare benefits. All other benefit accruals under our defined benefit pension plans were frozen as of, or prior to, December 31, 2016. The plans provide for payment of retirement benefits, mainly commencing between the ages of 55 and 65. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee’s length of service and/or earnings. Employer contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied. Also, from time to time, we may make contributions in excess of the legal funding requirements.

Net actuarial gains and losses occur when actual experience differs from any of the assumptions used to value defined benefit plans or when assumptions change as they may each year. The primary factors contributing to actuarial gains and losses are changes in the discount rate used to value obligations as of the measurement date and the differences between expected and actual returns on pension plan assets.

In addition, the Company provides postretirement health care and life insurance benefits to certain retirees.

(In millions)	Pension Benefits		Postretirement Benefits
Obligations and Funded Status	December 26, 2021	December 27, 2020	December 26, 2021	December 27, 2020
Change in the Projected Benefit Obligation (PBO):
Projected benefit obligation at beginning of year	$182.9	$175.4	$2.8	$2.5
Service cost	—	—	0.4	0.4
Interest cost	4.7	5.6	0.2	0.2
Actuarial (loss) gain	(6.2)	13.9	0.3	0.3
Benefits paid	(8.1)	(12.0)	(0.2)	(0.6)

Projected benefit obligation at end of year	$173.3	$182.9	$3.5	$2.8
Accumulated benefit obligation at end of year (excludes the impact of future compensation increases)	$173.3	$182.9	$—	$—
Change in Plan Assets:
Fair value of plan assets at beginning of year	$160.7	$138.5	$—	$—
Actual return on plan assets	10.6	20.8	—	—
Employer contributions	3.0	13.4	0.5	0.3
Benefits paid	(8.1)	(12.0)	(0.5)	(0.3)

Fair value of plan assets at end of year	$166.2	$160.7	$—	$—

Funded status (Fair value of plan assets less PBO)	$(7.1)	$(22.2)	$(3.5)	$(2.8)

The actuarial loss is primarily a result of changes in discount rates from year to year.

The accumulated benefit obligation exceeds the fair value of assets for all pension plans. Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits		Postretirement Benefits
(In millions)	2021	2020	2021	2020
Current benefit payment liability	$(0.1)	$(0.1)	$(0.7)	$(0.3)
Accrued benefit liability	(7.0)	(22.1)	(2.8)	(2.5)
Net amount recognized	$(7.1)	$(22.2)	$(3.5)	$(2.8)

As of December 26, 2021, we adopted the new Society of Actuaries MP-2021 mortality tables resulting in an immaterial decrease in plan benefit obligation and ongoing expenses. As of December 27, 2020, we adopted the new Society of Actuaries MP-2020 mortality tables, resulting in an immaterial increase in plan benefit obligation, and deferred actuarial losses in accumulated other comprehensive income.

The amounts in accumulated other comprehensive loss on the consolidated balance sheets that have not yet been recognized as components of net periodic benefit cost were as follows:

(In millions)	Pension Benefits	Postretirement Benefits
Net actuarial loss (gain) at December 29, 2019	$17.5	$(0.3)
Recognition of actuarial loss	(0.5)	(0.2)
Current year actuarial loss	—	1.1
Net actuarial loss due to curtailment	(0.6)	—

Net actuarial loss at December 27, 2020	$16.4	$0.6
Recognition of actuarial loss	—	(0.2)
Current year actuarial gain	(9.2)	—

Net actuarial loss at December 26, 2021	$7.2	$0.4

Components of net periodic benefit cost were as follows:

Components of Net Periodic Benefit (Income) Cost	Pension Benefits			Postretirement Benefits
(In millions)	2021	2020	2019	2021	2020	2019
Service cost	$—	$—	$—	$0.4	$0.4	$0.2
Interest cost	4.7	5.6	6.6	0.2	0.2	0.1
Expected return on plan assets	(7.5)	(6.9)	(7.4)	—	—	—
Recognition of actuarial losses (gains)	—	0.5	8.8	0.2	0.2	0.6
Settlement/Curtailment losses (gains)	—	0.6	0.1	—	—	—
Amortization of prior service credits	—	—	—	—	—	0.2
Net periodic benefit (income) cost	$(2.8)	$(0.2)	$8.1	$0.8	$0.8	$1.1

Assumptions	Pension Benefits			Postretirement Benefits
	2021	2020	2019	2021	2020	2019
Weighted-Average Assumptions Used to Determine Benefit Obligations at balance sheet date:
Discount rate	3.0%	2.7%	3.3%	7.8%	7.0%	7.5%
Weighted-Average Assumptions Used to Determine Net Cost for Years Ended:
Discount rate	2.7%	3.3%	4.4%	7.0%	7.5%	9.8%
Expected long-term rate of return on plan assets	4.5%	4.8%	5.2%	—	—	—

Plan Assets

The fair value of the pension assets by major category of plan assets as of December 26, 2021 and December 27, 2020 were as follows:

(In millions)	Total as of balance sheet date
	2021	2020
Group annuity/insurance contracts (level 3)	$4.8	$4.8
Collective trusts:
Cash and cash equivalents	2.5	5.1
Equity	46.3	64.8
Fixed income	102.4	75.6
Multi-strategy hedge funds	4.8	5.5
Real estate	5.4	4.9

Total	$166.2	$160.7

A reconciliation of Level 3 measurements was as follows:

	Group annuity/ insurance contracts
(In millions)	2021	2020
Beginning of year	$4.8	$4.7
Actual return on assets related to assets still held	—	0.1

End of year	$4.8	$4.8

Our defined benefit plans Master Trust owns a variety of investment assets. All of these investment assets, except for group annuity/insurance contracts, are measured using net asset value per share as a practical expedient per ASC 820. Following the retrospective adoption of ASU 2015-07 (Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share) we excluded all investments measured using net asset value per share in the amount of $161.4 million and $155.9 million as of December 26, 2021 and December 27, 2020, respectively, from the tabular fair value hierarchy disclosure.

The terms and conditions for redemptions vary for each class of the investment assets valued at net asset value per share as a practical expedient. Real estate assets may be redeemed quarterly with a 45 day redemption notice period. Investment assets in multi-strategy hedge funds may be redeemed semi-annually with a 95 day redemption notice period. Equity, fixed income and cash and cash equivalents have no specified redemption frequency and notice period and may be redeemed daily. As of December 26, 2021 we do not have an intent to sell or otherwise dispose of these investment assets at prices different than the net asset value per share.

Our investment strategy is to optimize investment returns through a diversified portfolio of investments, taking into consideration underlying plan liabilities and asset volatility. The defined benefit asset allocation policy of the plans allows for an equity allocation of 0% to 75%, a fixed income allocation of 25% to 100%, a cash allocation of up to 25% and other investments of up to 20%. Asset allocations are based on the underlying liability structure. All retirement asset allocations are reviewed periodically to ensure the allocation meets the needs of the liability structure.

Our 2022 expected blended long-term rate of return on plan assets of 4.5% was determined based on the nature of the plans’ investments, our current asset allocation and projected long-term rates of return from pension investment consultants.

Estimated Future Retirement Benefit Payments

The following retirement benefit payments are expected to be paid:

(In millions)	Pension Benefits	Postretirement Benefits
2022	$9.0	$0.5
2023	9.1	0.4
2024	9.3	0.3
2025	9.4	0.3
2026	9.6	0.3
Years 2027-2031	47.4	2.1

Estimated future retirement benefit payments above are estimates and could change significantly based on differences between actuarial assumptions and actual events and decisions related to lump sum distribution options that are available to participants in certain plans.

Defined Contribution Plan Contributions

We sponsor a number of defined contribution plans. Contributions are determined under various formulas. Cash contributions by the Company related to these plans amounted to $15.3 million, $14.3 million and $13.3 million in 2021, 2020 and 2019, respectively.

13.	Income Taxes

During the years presented, our operations were included in the consolidated U.S. federal, certain state and local tax returns filed by Fortune Brands. We also file certain separate U.S. state and local and foreign income tax returns. The tax provisions have been prepared on a separate return basis as if the Company was a separate group of companies under common ownership. The operations have been combined as if the Company was filing on a combined basis for U.S. federal, U.S. state and non-U.S. income tax purposes, where allowable by law. In the future, as a stand-alone entity, we will file tax returns on our own behalf, and our deferred taxes and effective tax rate may differ from those in the historical periods.

The components of income from continuing operations before income taxes and noncontrolling interests were as follows:

(In millions)	2021	2020	2019
Domestic operations	$204.0	$142.7	$93.7
Foreign operations	34.3	53.5	41.5

Income before income taxes	$238.3	$196.2	$135.2

Income tax expense in the consolidated statement of income consisted of the following:

(In millions)	2021	2020	2019
Current
Federal	$43.7	$41.9	$31.3
Foreign	8.9	8.8	1.9
State and other	10.8	9.8	8.0
Deferred
Federal	(5.4)	(8.3)	(9.1)
Foreign	(2.1)	—	2.6
State and Local	(0.2)	(1.7)	(0.2)

Total income tax expense	$55.7	$50.5	$34.5

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

(In millions)	2021	2020	2019
Income tax expense computed at federal statutory income tax rate	$50.0	$41.2	$28.4
State and local income taxes, net of federal tax benefit	9.2	6.5	4.9
Foreign taxes at a different rate than U.S. federal statutory income tax rate	(0.2)	(3.0)	(3.6)
Net adjustments for uncertain tax positions	(1.3)	4.0	1.1
Deferred tax impact of state tax rate changes	—	—	1.5
Miscellaneous other, net	(2.0)	1.8	2.2

Income tax expense as reported	$55.7	$50.5	$34.5

Effective income tax rate	23.4%	25.7%	25.5%

The 2021 effective income tax rate was unfavorably impacted by state and local income taxes. This expense was offset by a favorable benefit for the release of uncertain tax positions and foreign income taxed at lower rates.

The 2020 and 2019 effective income tax rates were unfavorably impacted by state and local income taxes, increases in uncertain tax positions, and U.S. foreign income inclusions. The 2019 effective income tax rate was also unfavorably impacted by the deferred impact of state rate changes. Both 2020 and 2019 expenses were offset by foreign income taxed at lower rates.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (“UTBs”) is as follows:

(In millions)	2021	2020	2019
Unrecognized tax benefits—beginning of year	$21.5	$18.2	$18.1
Gross additions—current year tax positions	0.1	4.3	0.4
Gross additions—prior year tax positions	0.1	—	0.3
Gross reductions—prior year tax positions	(1.5)	(0.8)	(0.6)
Gross reductions—settlements with taxing authorities	—	(0.2)	—

Unrecognized tax benefits—end of year	$20.2	$21.5	$18.2

The amount of UTBs that, if recognized as of December 26, 2021, would affect the Company’s effective tax rate is $12.4 million. It is reasonably possible that, within the next twelve months, total UTBs may decrease in the range of $0.3 million to $13.7 million primarily as a result of the conclusion of U.S. federal, state and foreign income tax proceedings.

The Company classifies interest and penalty accruals related to UTBs as income tax expense. In 2021, the Company recognized an interest and penalty expense of approximately $0.1 million. In 2020 and 2019, the Company recognized interest and penalty expenses of approximately $0.4 million and $0.8 million, respectively. As of December 26, 2021 and December 27, 2020, the Company had accruals for the payment of interest and penalties of $3.0 million and $3.0 million, respectively.

Because the Company is expected to be legally liable for the liability, unrecognized tax benefits and interest and penalties have been recorded as a liability.

The Company files income tax returns in the U.S., various state and foreign jurisdictions. The Company has been included in the consolidated U.S. federal income tax returns of Fortune Brands. Fortune Brands is currently under examination by the U.S. Internal Revenue Service for the periods related to 2017 and 2018, and all subsequent tax years remain open under statute. In addition to the U.S., the Company has tax years that remain open and subject to examination by tax authorities in the following major taxing jurisdictions: Canada for years after 2016 and Mexico for years after 2015.

The components of net deferred tax assets (liabilities) as of December 26, 2021 and December 27, 2020 were as follows:

(In millions)	2021	2020
Deferred tax assets:
Compensation and benefits	$16.5	$16.8
Defined benefit plans	1.0	4.9
Capitalized inventories	7.5	7.6
Accounts receivable	15.5	10.4
Operating lease liabilities	16.2	10.2
Other accrued expenses	17.6	18.1
Net operating loss and other tax carryforwards	1.6	1.6
Valuation allowance	(1.2)	(1.3)
Miscellaneous	2.8	3.0

Total deferred tax assets	77.5	71.3
Deferred tax liabilities:
Fixed assets	(25.2)	(26.9)
Intangible assets	(111.8)	(113.1)
Operating lease assets	(15.9)	(10.2)
Prepaid marketing	(5.3)	(5.6)
Unremitted earnings of foreign subsidiaries	(5.0)	(5.0)
Miscellaneous	(2.1)	(3.5)

Total deferred tax liabilities	(165.3)	(164.3)

Net deferred tax liability	$(87.8)	$(93.0)

In accordance with ASC requirements for Income Taxes, deferred taxes were classified in the consolidated balance sheets as of December 26, 2021 and December 27, 2020 as follows:

(In millions)	2021	2020
Other assets	1.1	0.6
Deferred income taxes	(88.9)	(93.6)

Net deferred tax liability	$(87.8)	$(93.0)

As of December 26, 2021 and December 27, 2020, the Company had deferred tax assets related to net operating losses and other tax credit carryforwards of $1.6 million and $1.6 million, respectively. The net operating losses expire between 2022 and 2037 and the tax credit carryforwards expire in 2029 and 2030.

The Company evaluated its ability to realize tax benefits associated with deferred tax assets and concluded, based on the available evidence, that is more likely than not that certain of these deferred tax assets will not be fully realized. The valuation allowance at December 26, 2021, relates to the portion of the net operating losses and tax credit carryforwards that we do not expect to be able to utilize.

Accumulated foreign earnings and profits of the Company’s foreign subsidiaries as of December 31, 2017 were subject to a deemed repatriation tax and should not be subject to additional U.S. federal income tax upon an actual repatriation of these earnings. As of December 26, 2021, the Company has recorded an estimated deferred tax liability of $5.0 million for foreign and state taxes that will be payable upon distribution of these earnings.

Subsequent to December 31, 2017, we consider the unremitted earnings of certain foreign subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. We have not provided deferred taxes on the remaining book over tax outside basis difference of $12.0 million related to these subsidiaries. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed related to these earnings is $0.6 million.

14.	Restructuring and Other Charges

Pre-tax restructuring and other charges for the year ended December 26, 2021 were as follows:

	Year Ended December 26, 2021
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Restructuring and other charges	$4.2	$3.7	$—	$7.9

a)

“Other Charges” represent charges or gains directly related to restructuring initiatives that cannot be reported as restructuring under GAAP. Such charges or gains may include losses on disposal of inventories, trade receivables allowances from exiting product lines, write-off of displays from exiting a customer relationship, accelerated depreciation resulting from the closure of facilities, and gains and losses on the sale of previously closed facilities.

b)	Selling, general and administrative expenses

Restructuring and other charges in 2021 are largely related to severance costs associated with the relocation of a manufacturing facility.

Pre-tax restructuring and other charges for the year ended December 27, 2020 were as follows:

	Year Ended December 27, 2020
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Restructuring and other charges	$6.1	$5.1	$0.2	$11.4

a)

“Other Charges” represent charges or gains directly related to restructuring initiatives that cannot be reported as restructuring under GAAP. Such charges or gains may include losses on disposal of inventories, trade receivables allowances from exiting product lines, write-off of displays from exiting a customer relationship, accelerated depreciation resulting from the closure of facilities, and gains and losses on the sale of previously closed facilities.

b)	Selling, general and administrative expenses

Restructuring and other charges in 2020 are largely related to headcount actions associated with COVID-19.

Pre-tax restructuring and other charges for the year ended December 29, 2019 were as follows:

	Year Ended December 29, 2019
		Other Charges(a)
(In millions)	Restructuring Charges	Cost of Products Sold	SG&A(b)	Total Charges
Restructuring and other charges	$10.2	$(0.1)	$0.6	$10.7

a)

“Other Charges” represent charges or gains directly related to restructuring initiatives that cannot be reported as restructuring under GAAP. Such charges or gains may include losses on disposal of inventories, trade receivables allowances from exiting product lines, write-off of displays from exiting a customer relationship, accelerated depreciation resulting from the closure of facilities, and gains and losses on the sale of previously closed facilities.
b)	Selling, general and administrative expenses

Restructuring and other charges in 2019 largely related to severance costs and costs associated with closing a facility.

Reconciliation of Restructuring Liability

(In millions)	Balance at December 27, 2020	2021 Provision	Cash Expenditures(a)	Balance at December 26, 2021
Workforce reduction costs	$2.2	$2.9	$(2.9)	$2.2
Other	0.6	1.3	(1.7)	0.2

	$2.8	$4.2	$(4.6)	$2.4

(a)	Cash expenditures primarily related to severance charges.

(In millions)	Balance at December 29, 2019	2020 Provision	Cash Expenditures(a)	Balance at December 27, 2020
Workforce reduction costs	$4.9	$4.8	$(7.5)	$2.2
Other	—	1.3	(0.7)	0.6

	$4.9	$6.1	$(8.2)	$2.8

a)	Cash expenditures primarily related to severance charges.

15.	Commitments

Purchase Obligations

Purchase obligations of the Company as of December 26, 2021 were $271.2 million, of which $262.6 million is due within one year. Purchase obligations include contracts for raw materials and finished goods purchases, selling and administrative services, and capital expenditures.

Product Warranties

We generally record warranty expense related to contractual warranty terms at the time of sale. We may also provide customer concessions for claims made outside of the contractual warranty terms and those expenses are recorded in the period in which the concession is made. We offer our customers various warranty terms based on the type of product that is sold. Warranty expense is determined based on historic claim experience and the nature of the product category. The following table summarizes activity related to our product warranty liability for the years ended 2021, 2020 and 2019.

(In millions)	2021	2020	2019
Reserve balance at the beginning of the year	$5.5	$6.2	$5.7
Provision for warranties issued	28.1	20.6	20.4
Settlements made (in cash or in kind)	(26.6)	(21.3)	(19.9)

Reserve balance at end of year	$7.0	$5.5	$6.2

16.	Earnings Per Share

The computations of earnings per common share were as follows:

(In millions)	2021	2020	2019
Net income	$182.6	$145.7	$100.7
Basic and diluted earnings per common share (in thousands)	$182.60	$145.70	$100.70
Basic and diluted shares outstanding (in thousands)(a)	1	1	1

a)	Reflects the outstanding issued shares of MasterBrand Cabinets, Inc.

17.	Other Expense, Net

The components of other expense (income), net for the years ended December 26, 2021, December 27, 2020 and December 29, 2019 were as follows:

(In millions)	2021	2020	2019
Defined benefit plan	$(2.0)	$0.6	$9.2
Foreign currency losses (gains)	1.4	1.3	0.8
Other items, net	1.2	0.3	(0.6)

Total other expense, net	$0.6	$2.2	$9.4

18.	Related Party Transactions

The accompanying consolidated financial statements are prepared on a standalone basis and are derived from Fortune Brands consolidated financial statements and accounting records.

Fortune Brands performed certain corporate functions, including information technology, finance, executive, human resources and legal on behalf of the Company. The expenses associated with these functions have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net sales, number of facilities, or employee headcount, as applicable. Total expenses allocated for the 2021, 2020 and 2019 years were $62.0 million, $61.6 million and $46.8 million, respectively, and such amounts are primarily included within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. These amounts include costs of $42.3 million, $42.4 million and $33.8 million for the 2021, 2020 and 2019 years, respectively, that were not historically allocated to us as part of Fortune Brands’ normal periodic management reporting process. We consider the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly-traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Cash Management

Fortune Brands utilizes a central approach to treasury management, and we historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements in the United States, cash balances are remitted regularly from our accounts. Our cash and cash equivalents on our consolidated balance sheets represent cash balances held in bank accounts owned by the Company and its subsidiaries.

Share-Based Compensation

Our employees participate in Fortune Brands share-based compensation plans, the costs of which have been allocated and recorded in cost of products sold, and selling, general and administrative expenses in the consolidated statements of earnings. Share-based compensation costs related to our employees for the 2021, 2020 and 2019 years were $9.3 million, $9.7 million and $7.1 million, respectively, and are included within the total expenses allocated noted above.

Related Party Sales

There were no material sales to or from Fortune Brands or its subsidiaries for any of the periods presented.

Balances Due to and From Related Parties

Related party balances consist of the following:

	For the Years Ended
	2021	2020
Related party receivable	$419.7	$257.2

Related party note payable	$9.1	$—

The related party receivable balance is the amount owed to the Company and its subsidiaries from Fortune Brands. We have written interest-bearing loan agreements in place with Fortune Brands. The receivable balance consists of excess cash remitted to the Parent’s cash pooling arrangements, net of expenses incurred by us which were paid for by Fortune Brands. The loan agreements mature on April 14, 2026. The receivable balance earns interest at a rate in-line with the Fortune Brands’ short-term borrowing rate, which was between 1.40% and 3.60% for each period presented.

The related party note payable balance is a note payable between a subsidiary of the Company and Fortune Brands. The balance is comprised of a revolving loan that is due at the maturity of the agreement on April 15, 2026. The note bore interest at a rate of 1.65% during 2021.

The Company received interest income on related party receivables of $5.2 million, $3.3 million and $5.5 million for 2021, 2020 and 2019, respectively. Additionally, the Company incurred interest expense on intercompany payables and notes of $0.6 million, $0.9 million and $5.4 million for 2021, 2020 and 2019, respectively.

19.	Contingencies

Litigation

The Company is a defendant in lawsuits that are ordinary routine litigation matters incidental to its businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that these actions could be decided unfavorably to the Company. The Company believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the Company’s results of operations, cash flows or financial condition, and where appropriate, these actions are being vigorously contested. Accordingly, the Company believes the likelihood of material loss is remote.

Environmental

We reserve for remediation activities to clean up potential environmental liabilities as required by federal and state laws based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. There were no material environmental accruals for the years ended December 26, 2021, December 27, 2020 and December 29, 2019.

20.	Subsequent Events

These Consolidated Financial Statements are derived from the Consolidated Financial Statements of Fortune Brands, which issued its annual financial statements for the fiscal year ended December 31, 2021 on February 28, 2022. We have evaluated transactions or other events for consideration as recognized subsequent events in these Consolidated Financial Statements through February 28, 2022. Additionally, we have evaluated transactions and other events that occurred through August 17, 2022, the date these financial statements were available for issuance, for purposes of disclosure of unrecognized subsequent events.

Schedule II Valuation and Qualifying Accounts

For the years ended December 26, 2021, December 27, 2020 and December 29, 2019

(In millions)	Balance at Beginning of Period	Charged to Expense	Write-offs and Deductions(a)	Balance at End of Period
2021:
Allowance for cash discounts and sales allowances	$5.9	$66.5	$66.8	$5.6
Allowance for credit losses	2.4	1.9	1.8	2.5
Customer program allowance	37.2	157.1	139.0	55.3
Allowance for deferred tax assets	1.3	(0.1)	—	1.2
2020:
Allowance for cash discounts and sales allowances	$4.8	$98.7	$97.6	$5.9
Allowance for credit losses	0.8	2.5	0.9	2.4
Customer program allowance	28.1	9.1	—	37.2
Allowance for deferred tax assets	0.2	1.1	—	1.3
2019:
Allowance for cash discounts and sales allowances	$3.0	$55.4	$53.6	$4.8
Allowance for credit losses	1.2	1.2	1.6	0.8
Customer program allowance	28.1	—	—	28.1
Allowance for deferred tax assets	0.1	0.1	—	0.2

(a)	Net of recoveries of amounts written off in prior years and immaterial foreign currency impact.

MasterBrand Cabinets, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	26 Weeks Ended
(In millions)	June 26, 2022	June 27, 2021
NET SALES	$1,632.7	$1,394.0
Cost of products sold	1,172.1	997.7
Selling, general and administrative expenses	311.0	258.4
Amortization of intangible assets	8.9	8.9
Asset impairment charge	26.0	—
Restructuring charges	1.3	1.8

OPERATING INCOME	113.4	127.2

Related party interest income, net	(3.1)	(2.0)
Other expense, net	0.7	0.2

Income before taxes	115.8	129.0
Income tax expense	27.9	29.0

NET INCOME	$87.9	$100.0

Basic and diluted earnings per common share (in thousands)	$87.90	$100.00
Basic and diluted average number of shares outstanding (in thousands)	1	1
Comprehensive income	$89.2	$109.7

See notes to condensed consolidated financial statements.

MasterBrand Cabinets, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions)	June 26, 2022	December 26, 2021
ASSETS
Current assets
Cash and cash equivalents	$125.8	$141.4
Accounts receivable less allowances for discounts and credit losses	332.4	305.3
Inventories	375.3	304.3
Other current assets	63.3	59.0

TOTAL CURRENT ASSETS	896.8	810.0
Property, plant and equipment, net of accumulated depreciation	339.9	338.7
Operating lease assets	55.1	61.2
Goodwill	925.9	926.2
Other intangible assets, net of accumulated amortization	380.5	415.7
Related party receivable	562.7	419.7
Other assets	34.3	33.4

TOTAL ASSETS	$3,195.2	$3,004.9

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$236.7	$203.9
Current operating lease liabilities	13.3	13.2
Other current liabilities	152.1	147.0

TOTAL CURRENT LIABILITIES	402.1	364.1
Deferred income taxes	78.4	88.9
Accrued defined benefit plans	8.9	9.8
Operating lease liabilities	44.0	50.0
Related party payable	19.4	9.1
Other non-current liabilities	29.0	29.2

TOTAL LIABILITIES	581.8	551.1
Commitments and Contingencies (Note 12)
Equity
Paid-in capital	342.6	272.2
Accumulated other comprehensive loss	(2.6)	(3.9)
Retained earnings	2,273.4	2,185.5

TOTAL EQUITY	2,613.4	2,453.8

TOTAL LIABILITIES AND EQUITY	$3,195.2	$3,004.9

See notes to condensed consolidated financial statements.

MasterBrand Cabinets, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	26 Weeks Ended
(In millions)	June 26, 2022	June 27, 2021
OPERATING ACTIVITIES
Net income	$87.9	$100.0
Non-cash expense (income):
Depreciation	21.5	23.5
Amortization of intangibles	8.9	8.9
Non-cash lease expense	6.5	6.7
Amortization of finance lease asset	0.3	0.2
Asset impairment charge	26.0	—
Stock-based compensation	5.4	4.6
Deferred taxes	(10.1)	(4.0)
Recognition of actuarial losses	—	2.1
Loss on sale of property, plant and equipment	0.1	0.1
Changes in assets and liabilities:
Increase in accounts receivable	(27.3)	(40.4)
Increase in inventories	(71.2)	(31.5)
Increase in accounts payable	33.4	31.7
Decrease (increase) in other assets	2.9	(5.7)
Increase (decrease) in accrued expenses and other liabilities	5.0	(19.8)
Decrease in accrued taxes	(5.3)	(5.3)
(Decrease) increase in other non-current liabilities	(7.9)	4.9

NET CASH PROVIDED BY OPERATING ACTIVITIES	76.1	76.0

INVESTING ACTIVITIES
Capital expenditures(a)	(22.1)	(18.5)

NET CASH USED IN INVESTING ACTIVITIES	(22.1)	(18.5)

FINANCING ACTIVITIES
Related party borrowings	1,448.1	1,237.1
Related party repayments	(1,582.4)	(1,350.1)
Net contributions from Fortune Brands	65.0	49.2
Repayment of finance lease facilities	(0.3)	(0.2)

NET CASH USED IN FINANCING ACTIVITIES	(69.6)	(64.0)

Effect of foreign exchange rate changes on cash	—	0.6

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(15.6)	$(5.9)

Cash and cash equivalents at beginning of period	$141.4	$154.3

Cash and cash equivalents at end of period	$125.8	$148.4

(a)	Capital expenditures of $3.2 million and $3.4 million that had not been paid as of June 26, 2022 and June 27, 2021 were excluded from the Statements of Cash Flows.

See notes to condensed consolidated financial statements.

MasterBrand Cabinets, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

(in millions)	Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity
Balance at December 27, 2020	$219.2	$(7.7)	$2,002.9	$2,214.4

Comprehensive income:
Net income	—	—	100.0	100.0
Other comprehensive income	—	9.7	—	9.7
Stock-based compensation	4.6	—	—	4.6
Net contributions from Fortune Brands	49.2	—	—	49.2

Balance at June 27, 2021	$273.0	$2.0	$2,102.9	$2,377.9

Balance at December 26, 2021	$272.2	$(3.9)	$2,185.5	$2,453.8
Comprehensive income:
Net income	—	—	87.9	87.9
Other comprehensive income	—	1.3	—	1.3
Stock-based compensation	5.4	—	—	5.4
Net contributions from Fortune Brands	65.0	—	—	65.0

Balance at June 26, 2022	$342.6	$(2.6)	$2,273.4	$2,613.4

See notes to condensed consolidated financial statements

MasterBrand Cabinets, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Principles of Consolidation

Background MasterBrand Cabinets, Inc. is a leading manufacturer of residential cabinets in North America with a portfolio of leading residential cabinetry products for the kitchen, bathroom and other parts of the home. References to “Cabinets,” “the Company,” “we,” “our” and “us” refer to MasterBrand Cabinets, Inc. and its consolidated subsidiaries as a whole, unless the context otherwise requires.

The Company is a Delaware corporation. In July 2022, Fortune Brands Home & Security, Inc. (“Fortune Brands” or the “Parent”) contributed all of the issued and outstanding shares of the Company to a newly formed Delaware corporation, MasterBrand, Inc. (“MasterBrand”), resulting in MasterBrand becoming the parent of the Company. The Company was subsequently converted into a Delaware limited liability company, MasterBrand Cabinets LLC (“MBC LLC”).

On April 28, 2022, Fortune Brands Home & Security, Inc. (“Fortune Brands” or the “Parent”) announced that its Board of Directors approved in principle a separation of its Cabinets segment into a standalone publicly-traded company (“Separation”). The Separation will occur through a distribution of all of the shares of MasterBrand common stock owned by Fortune Brands to Fortune Brands stockholders (“Distribution”). Following the Distribution, Fortune Brands stockholders will own 100% of the shares of MasterBrand common stock. MasterBrand is the registrant under the registration statement of which this Information Statement forms a part and will be the financial reporting entity following the consummation of the Separation.

Basis of Presentation We have historically existed and functioned as reporting segment of the consolidated business of Fortune Brands. The accompanying condensed consolidated financial statements are prepared on a standalone basis and are derived from Fortune Brands consolidated financial statements and accounting records.

The carve-out condensed consolidated financial statements are based on a 52- or 53-week fiscal year ending on the last Sunday in December in each calendar year. Unless the context otherwise requires, references to years and quarters contained in the financial statements and notes thereto pertain to our fiscal years and fiscal quarters. Unless the context otherwise requires, references to: “2021,” “fiscal 2021” or our “2021 fiscal year” refers to our 2021 fiscal year that was a 52-week period that ended on December 26, 2021. In addition, references to: “the first half of 2022” refers to the twenty-six weeks ended June 26,2022, “the first half of 2021” refers to the twenty-six weeks ended June 27, 2021. Our condensed consolidated financial statements have been principally derived from the consolidated financial statements of our Company, a wholly-owned subsidiary of Fortune Brands, using the historical results of operations, and historical basis of assets and liabilities. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The condensed consolidated balance sheet as the first half of 2022, the related condensed consolidated statements of comprehensive income and equity for the first half of 2022 and first half of 2021, and the related condensed consolidated statements of cash flows for the first half of 2022 and first half of 2021 are unaudited. The presentation of these financial statements requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. In the opinion of management, all adjustments necessary for a fair statement of the financial statements have been included. Interim results may not be indicative of results for a full year.

The condensed consolidated financial statements and notes are presented pursuant to the rules and regulations of the SEC and do not contain certain information included in our audited consolidated financial statements and notes. The 2021 condensed consolidated balance sheet was derived from our audited consolidated financial statements, but does not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included elsewhere in this Information Statement for the fiscal 2021.

The Company has one operating segment based on the nature of products the company sells, its production and distribution model, the internal management structure and information that is regularly reviewed by the chief executive officer (“CEO”), who is the chief operating decision maker, for the purpose of assessing performance and allocating resources.

The condensed consolidated statements of comprehensive income include all revenues and costs directly attributable to our business, including costs for facilities, functions, and services we utilize. The condensed consolidated statements of earnings also include an allocation of expenses related to certain Fortune Brands corporate functions, including information technology, finance, executive, human resources and legal. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net sales, employee headcount, or number of facilities, as applicable. Total expenses allocated for the first half of 2022 and the first half of 2021 were $41.1 million and $29.3 million, respectively, of which $29.0 million and $19.8 million, respectively, were not previously allocated to us. Such amounts are included within selling, general and administrative expenses in the condensed consolidated statements of comprehensive income. We consider the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

The income tax amounts in the condensed consolidated financial statements have been calculated on a separate return method and presented as if our operations were separate taxpayers in the respective jurisdictions.

Following the Separation, a limited number of services that Fortune Brands provided to us or we provided to them, prior to the Separation will continue to be provided for a period of time under a Transition Services Agreement. We expect to incur certain costs to establish ourselves as a standalone public company, including services provided by our own resources or through third-party service providers relating to corporate functions, including information technology, finance, executive, human resources and legal services, as well as ongoing additional costs associated with operating as an independent, publicly traded company.

For more information regarding related party transactions with Fortune Brands, see Note 14. Fortune Brands utilizes a central approach to treasury management, and we historically participated in related cash pooling arrangements. Our cash and cash equivalents on our condensed consolidated balance sheets represent cash balances from standalone legal entities who did not participate in such arrangements. As of June 26, 2022, we have no third-party borrowings. All borrowings attributable to our business and due to Fortune Brands are recorded as “related party payable” in our condensed consolidated balance sheets and classified as current or noncurrent based on loan maturity dates. Fortune Brands’ third-party debt and related interest expense have not been attributed to us as we are not the legal obligor of the debt, and the borrowings are not specifically identifiable to us. However, in connection with the Separation, we expect to complete one or more financing transactions prior to or on the Distribution Date, which would result in additional interest expense in future periods.

2.	Recently Issued Accounting Standards

Disclosures by Business Entities About Government Assistance

In November 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-10, Government Assistance (Topic 832). The new guidance, codified in ASC 832, requires business entities that account for transactions with a government by applying a grant or contribution model by analogy to disclose information about government assistance recorded during the period. ASU 2021-10 is effective for all entities for annual reporting periods beginning after December 15, 2021. The adoption of this guidance did not have a material effect on our financial statements.

3.	Balance Sheet Information

Supplemental information on our balance sheets is as follows:

(In millions)	June 26, 2022	December 26, 2021
Inventories:
Raw materials and supplies	$257.6	$207.8
Work in process	36.0	28.3
Finished products	81.7	68.2

Total inventories	$375.3	$304.3

Property, plant and equipment, gross	$862.9	$845.9
Less: accumulated depreciation	523.0	507.2

Property, plant and equipment, net of accumulated depreciation	$339.9	$338.7
Other current liabilities
Accrued salaries, wages and other compensation	$44.1	$46.3
Accrued taxes	25.8	24.9
Accrued customer programs	3.9	8.7
Other accrued expenses	78.3	67.1

Total other current liabilities	$152.1	$147.0

4.	Goodwill and Indefinite-lived Intangible Assets

We had goodwill of $925.9 million and $926.2 million as of June 26, 2022 and December 26, 2021, respectively. The change in the net carrying amount of goodwill was as follows:

(In millions)	Goodwill
Goodwill at December 26, 2021	$926.2

Year-to-date translation adjustments	(0.3)

Goodwill at June 26, 2022	$925.9

The gross carrying value and accumulated amortization by class of identifiable intangible assets as of June 26, 2022 and December 26, 2021 were as follows:

	As of June 26, 2022			As of December 26, 2021
(In millions)	Gross Carrying Amounts	Accumulated Amortization	Net Book Value	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Indefinite-lived tradenames	$205.5	$—	$205.5	$231.8	$—	$231.8
Amortizable intangible assets
Tradenames	10.6	(10.3)	0.3	10.6	(10.2)	0.4
Customer and contractual Relationships	364.2	(190.5)	173.7	364.5	(182.4)	182.1
Patents/proprietary technology	11.0	(10.0)	1.0	11.0	(9.6)	1.4

Total	385.8	(210.8)	175.0	386.1	(202.2)	183.9

Total identifiable intangibles	$591.3	$(210.8)	$380.5	$617.9	$(202.2)	$415.7

We have net identifiable intangible assets of $380.5 million and $415.7 million as of June 26, 2022 and December 26, 2021, respectively. The decrease in gross identifiable intangible assets was due to the tradename impairment charge of $26.0 million, as discussed below.

Amortizable intangible assets, principally customer relationships, are subject to amortization on a straight-line basis over their estimated useful life, ranging from 10 to 20 years, based on the assessment of a number of factors that may impact useful life which include customer attrition rates and other relevant factors.

In the second quarter of 2022, we recognized an impairment charge of $26.0 million related to an indefinite-lived tradename. During the second quarter of 2022, production was shifted within our manufacturing footprint, to enable what we expect to be a higher value purpose and growth opportunity, which led to downward revisions to forecasted revenue growth rates associated with the tradename.

The fair value of this tradename was measured using the relief-from-royalty approach, which estimates the present value of royalty income that could be hypothetically earned by licensing the tradename to a third party over its remaining useful life. Some of the more significant assumptions inherent in estimating the fair values include forecasted revenue growth rates for the tradename, assumed royalty rate, and a market-participant discount rate that reflects the level of risk associated with the tradenames’ future revenues and profitability. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, and management plans.

The significant assumptions used to estimate the fair value of the tradename impaired in the second quarter of 2022 were as follows:

Unobservable Input	2022
Discount rate	11.5%
Royalty rate(a)	3.0%
Long-term revenue growth rate(b)	1.0%

(a)	Represents estimated percentage of sales a market-participant would pay to license the impaired tradename.
(b)	Selected long-term revenue growth rate within 10-year projection period of the impaired tradename

As of June 26, 2022, the estimated fair value of this tradename equaled its carrying value of $59.0 million. A reduction in the estimated fair value of this tradename could trigger additional impairment charges in future periods. Events or circumstances that could have a potential negative effect on the estimated fair value of our reporting unit and indefinite-lived tradenames include: lower than forecasted revenues, more severe impacts of the COVID-19 pandemic than currently expected, including due to resurgences of the virus, actual new construction and repair and remodel growth rates that fall below our assumptions, actions of key customers, increases in discount rates, continued economic uncertainty, higher levels of unemployment, weak consumer confidence, lower levels of discretionary consumer spending, a decrease in royalty rates and a decline in the trading price of our common stock. We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived assets.

5.	Financial Instruments

We do not enter into financial instruments for trading or speculative purposes. We principally use financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal derivative financial instruments we enter into on a routine basis are foreign exchange contracts. Derivative financial instruments are recorded at fair value. The counterparties to derivative contracts are major financial institutions. We are subject to credit risk on these contracts equal to the fair value of these instruments. Management currently believes that the risk of incurring material losses is unlikely and that the losses, if any, would be immaterial to the Company.

We may enter into foreign currency forward contracts to protect against foreign exchange risks associated with certain existing assets and liabilities, forecasted future cash flows, and net investments in foreign subsidiaries. Foreign exchange contracts related to forecasted future cash flows correspond to the periods of the forecasted transactions, which generally do not exceed 12 to 15 months subsequent to the latest balance sheet date.

For derivative instruments that are designated as fair value hedges, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item, are recognized on the same line of the condensed consolidated statements of income. The changes in the fair value of cash flow hedges are reported in OCI and are recognized in the condensed consolidated statements of income when the hedged item affects earnings. The changes in fair value for net investment hedges are recognized in the condensed consolidated statements of income when realized upon sale or upon complete or substantially complete liquidation of the investment in the foreign entity. In addition, changes in the fair value of all economic hedge transactions are immediately recognized in current period earnings. Our primary foreign currency hedge contracts pertain to the Mexican peso and the Canadian dollar. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding at June 26, 2022 was $124.1 million, representing a net settlement asset of $2.1 million.

6.	Accumulated Other Comprehensive Income (Loss)

Total accumulated other comprehensive income (loss) consists of net income and other changes in business equity from transactions and other events from sources other than stockholders. It includes currency translation gains and losses, unrealized gains and losses from derivative instruments designated as cash flow hedges, and defined benefit plan adjustments. The after-tax components of and changes in accumulated other comprehensive (loss) income for the first half of 2022 and the first half of 2021 were as follows:

(In millions)	Foreign Currency Adjustments	Derivative Hedging Gain (Loss)	Defined Benefit Plan Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at December 27, 2020	$2.8	$2.5	$(13.0)	$(7.7)

Amounts classified into accumulated other comprehensive income	9.6	1.2	0.5	11.3
Amounts classified from accumulated other comprehensive (loss) income	—	(1.6)	—	(1.6)

Net current period other comprehensive (loss) income	9.6	(0.4)	0.5	9.7

Balance at June 27, 2021	$12.4	$2.1	$(12.5)	$2.0

Balance at December 26, 2021	$1.9	$0.1	$(5.9)	$(3.9)
Amounts classified into accumulated other comprehensive (loss) income	(0.6)	3.5	0.1	3.0
Amounts classified from accumulated other comprehensive (loss) income	—	(1.7)	—	(1.7)

Net current period other comprehensive (loss) income	(0.6)	1.8	0.1	1.3

Balance at June 26, 2022	$1.3	$1.9	$(5.8)	$(2.6)

The reclassifications out of accumulated other comprehensive loss for the first half of 2022 and the first half of 2021 were as follows:

(In millions)
Details about Accumulated Other Comprehensive Loss Components	Affected Line Item in the Consolidated Statements of Income 26 weeks ended
	June 26, 2022	June 27, 2021
Gains (losses) on cash flow hedges
Foreign exchange contracts	$1.7	$1.6	Cost of products sold

Total reclassifications for the period	$1.7	$1.6	Net of tax

7.	Revenue

The Company disaggregates revenue from contracts with customers into (i) major sales distribution channels in the U.S. and (ii) total sales to customers outside the U.S. market as these categories depict the nature, amount, timing and uncertainty of revenues and cash flows that are affected by economic factors. The following table disaggregates our consolidated revenue by major sales distribution channels for the first half of 2022 and the first half of 2021:

	26 weeks ended:
(In millions)	June 26,2022	June 27, 2021
Dealers(a)	$833.6	$718.4
Retailers(b)	540.0	462.5
Builders	160.0	129.1

U.S. net sales	1,533.6	1,310.0
International(c)	99.1	84.0

Net sales	$1,632.7	$1,394.0

a)	Represents sales to customers whose business is oriented towards builders, professional trades and home remodelers, inclusive of sales through our customers’ respective internet website portals.
b)	Represents sales to the three largest “Do-It-Yourself” retailers; The Home Depot, Inc., Lowe’s Companies, Inc. and Menards, Inc., inclusive of sales through their respective internet website portals.
c)	Represents sales in markets outside the United States, principally in Canada and Mexico.

8.	Defined Benefit Plans

The components of net periodic benefit income for pension benefits for the first half of 2022 and the first half of 2021 were as follows:

(In millions)	Pension Benefits
	26 weeks ended:
	June 26, 2022	June 27, 2021
Interest cost	2.5	2.4
Expected return on plan assets	(3.6)	(3.7)

Net periodic benefit income	$(1.1)	$(1.3)

9.	Income Taxes

The effective income tax rates for the first half of 2022 and the first half of 2021 were 24.1% and 22.5%, respectively.

The difference between the Company’s effective income tax rate and the U.S. statutory rate of 21.0% primarily relates to state and local income taxes, partially offset by a favorable benefit related to share-based compensation and foreign income taxed at lower rates.

10.	Restructuring and Other Charges

In both the first half of 2022 and the first half of 2021, we implemented restructuring plans related to the relocation of production facilities. For the first half of 2022 and first half of 2021, we had restructuring charges of $1.3 million and $1.8 million, respectively. We also incurred other charges related to these initiatives of $2.4 million ($2.2 million included within cost of products sold and $0.2 included within selling, general and administrative expenses) and $2.6 million ($2.5 million included within cost of products sold and $0.1 included within selling, general and administrative expenses) for the first half of 2022 and the first half of 2021, respectively. Other charges represent charges directly related to restructuring initiatives that cannot be reported as restructuring under GAAP. Such costs may include losses on disposal of inventories, trade receivables allowances from exiting product lines, accelerated depreciation resulting from the closure of facilities and gains or losses on the sale of previously closed facilities.

Reconciliation of Restructuring Liability

(In millions)	Balance at December 26, 2021	2022 Provision	Cash Expenditures(a)	Non-Cash Write-offs	Balance at June 26, 2022
Workforce reduction costs	$2.2	$1.2	$(1.6)	$—	$1.8
Other	0.2	0.1	(0.2)	—	0.1

	$2.4	$1.3	$(1.8)	$—	$1.9

(a)	Cash expenditures primarily relate to severance charges.

(In millions)	Balance at December 27, 2020	2021 Provision	Cash Expenditures(a)	Non-Cash Write-offs	Balance at June 27, 2021
Workforce reduction costs	$2.2	$1.1	$(2.4)	$—	$0.9
Other	0.6	0.7	(0.8)	—	0.5

	$2.8	$1.8	$(3.2)	$—	$1.4

(a)	Cash expenditures primarily relate to severance charges.

11.	Earnings Per Share

The computations of earnings per common share for the first half of 2022 and the first half of 2021 were as follows:

	26 weeks ended:
(In millions)	June 26, 2022	June 27, 2021
Net income	$87.9	$100.0
Basic and diluted earnings per common share (in thousands)	$87.90	$100.00
Basic and diluted average shares outstanding (in thousands) (a)	1	1

(a)	Reflects the outstanding issued shares of MasterBrand Cabinets, Inc.

12.	Contingencies

Litigation

The Company is a defendant in lawsuits that are ordinary routine litigation matters incidental to its businesses. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that these actions could be decided unfavorably to the Company. The Company believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the Company’s results of operations, cash flows or financial condition, and where appropriate, these actions are being vigorously contested. Accordingly, the Company believes the likelihood of material loss is remote.

Environmental

We reserve for remediation activities to clean up potential environmental liabilities as required by federal and state laws based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. There were no material environmental accruals at June 26, 2022 and December 26, 2021.

13.	Other Expense, Net

The components of other expense (income), net for the first half of 2022, and the first half of 2021 were as follows:

	26 weeks ended:
(In millions, except per share data)	June 26, 2022	June 27, 2021
Defined benefit plan	$(1.1)	$(1.3)
Foreign currency losses (gains)	1.2	0.5
Other items, net	0.6	1.0

Total other expense, net	$0.7	$0.2

14.	Related Party Transactions

The accompanying condensed consolidated financial statements are prepared on a standalone basis and are derived from Fortune Brands consolidated financial statements and accounting records.

Fortune Brands performed certain corporate functions, including information technology, finance, executive, human resources and legal on behalf of the Company. The expenses associated with these functions have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated on a proportional cost allocation method based primarily on net sales, number of facilities, or employee headcount, as applicable. Total expenses allocated were $41.1 million and $29.3 million for the first half of 2022 and the first half of 2021, respectively, and such amounts are primarily included within selling, general and administrative expenses in the Condensed Consolidated Statements of Comprehensive Income. These amounts include costs of $29.0 million and $19.8 million for the first half of 2022 and the first half of 2021, respectively, that were not historically allocated to us as part of Fortune Brands’ normal periodic management reporting process. We consider the expense methodology and resulting allocation to be reasonable for all periods presented; however, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly-traded company for the periods presented. Actual costs that we may have incurred had we been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.

Cash Management

Fortune Brands utilizes a central approach to treasury management, and we historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements in the United States, cash balances are remitted regularly from our accounts. Our cash and cash equivalents on our condensed consolidated balance sheets represent cash balances held in bank accounts owned by the Company and its subsidiaries.

Share-Based Compensation

Our employees participate in Fortune Brand share-based compensation plans, the costs of which have been allocated and recorded in cost of products sold, and selling, general and administrative expenses in the condensed consolidated statements of earnings. Share-based compensation costs related to our employees were $5.4 million and $4.6 million for the first half of 2022 and first half of 2021, respectively, and are included within the total expenses allocated noted above.

Related Party Sales

There were no material sales to or from Fortune Brands or its subsidiaries for any of the periods presented.

Balances Due to and From Related Parties

Related party balances consist of the following:

(In millions)	June 26, 2022	December 26, 2021
Related party receivable	$562.7	$419.7

Related party note payable	$19.4	$9.1

The related party receivable balance is the amount owed to the Company and its subsidiaries from Fortune Brands. We have written interest-bearing loan agreements in place with Fortune Brands. The receivable balance consists of excess cash remitted to the Parent’s cash pooling arrangements, net of expenses incurred by us which were paid for by Fortune Brands. The loan agreements mature on April 14, 2026. The receivable balance earns interest at a rate in-line with the Fortune Brands’ short-term borrowing rate, which was between 1.40% and 2.10% for each period presented.

The related party note payable balance is a note payable between a subsidiary of the Company and Fortune Brands. The balance is comprised of a revolving loan that is due at the maturity of the agreement on April 15, 2026. The note bore interest at a rate in-line with the Fortune Brands’ short-term borrowing rate, which was between 1.20% and 2.35% for each period presented.

The Company received interest income on related party receivables of $3.1 million and $2.0 million for the first half of 2022 and the first half of 2021, respectively. Additionally, the Company incurred an immaterial amount of interest expense on intercompany payables and notes for both the first half of 2022 and the first half of 2021.

15.	Subsequent Events

These condensed consolidated financial statements are derived from the condensed consolidated financial statements of Fortune Brands, which issued its quarterly report for the period ended June 30, 2022 on July 28, 2022. We have evaluated transactions or other events for consideration as recognized subsequent events in these condensed consolidated financial statements through July 28, 2022. Additionally, we have evaluated transactions and other events that occurred through August 17, 2022, the date these financial statements were available for issuance, for purposes of disclosure of unrecognized subsequent events.